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As filed with the Securities and Exchange Commission on January 28, 2005

No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SYNAGRO TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4953 (Primary Standard Industrial Classification Code Number)	76-0511324 (I.R.S. Employer Identification No.)

1800 Bering Drive, Suite 1000
Houston, Texas 77057
(713) 369-1700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert C. Boucher
President and Chief Executive Officer
Synagro Technologies, Inc.
1800 Bering Drive, Suite 1000
Houston, Texas 77057
(713) 369-1700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C. Andrew J. Terry Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Steven J. Slutzky Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

        If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)

Common Stock, par value $0.002 per share (2)	$175,000,000	$20,598

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes amount attributable to shares of Common Stock that may be purchased by the underwriters under an option to purchase additional shares.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY     , 2005

                           Shares

Synagro Technologies, Inc.

Common Stock

        This is an offering of common stock of Synagro Technologies, Inc. Of the            shares offered hereby,             shares are being sold by us and            shares are being sold by the selling stockholders named in this prospectus, including our majority stockholder, GTCR Golder Rauner, LLC. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "SYGR." We will apply to have our common stock approved for quotation on the Nasdaq National Market upon completion of this offering. On January 26, 2005, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $2.77 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

	Per Share	Total
Offering Price	$	$
Discount and commissions to underwriters	$	$
Proceeds to Synagro, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

        We and the selling stockholders have granted the underwriters the right to purchase up to            additional shares of common stock to cover any over-allotments. The underwriters can exercise the right at any time within 30 days after the offering. The underwriters expect to deliver the shares on or about                        , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Banc of America Securities LLC	Lehman Brothers

CIBC World Markets

                        , 2005

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

MARKET AND INDUSTRY DATA

        Industry and market data included in this prospectus were obtained from our own research, the Environmental Protection Agency, or "EPA," studies and manuals, research and analysis reports from Informa Economics, Inc. and, in some cases, are management estimates based on industry and other knowledge. Our estimates have been based on information obtained from our customers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless the context clearly indicates otherwise, references in this prospectus to "we," "us," "our" and "Synagro" refer to Synagro Technologies, Inc. and its subsidiaries on a combined basis.

Our Business

        We are the largest recycler of biosolids and other organic residuals in the United States and the only national company focused exclusively on the $8 billion organic residuals industry, which includes water and wastewater residuals. We serve approximately 600 municipal and industrial water and wastewater treatment accounts with operations in 37 states and the District of Columbia.

        Biosolids and other organic residuals are solid or liquid material generated by municipal wastewater treatment facilities or residual management facilities. We provide our customers with services and capabilities that focus on the beneficial reuse of organic nonhazardous residuals, including biosolids, resulting primarily from the wastewater treatment process. We believe that the services we offer are compelling to our customers because they allow our customers to avoid the significant capital and operating costs that they would have to incur if they internally managed their water and wastewater residuals.

        We partner with our clients to develop cost-effective and environmentally sound solutions for their residuals processing and beneficial use requirements. Our broad range of services include drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services. We currently operate six heat-drying facilities, five composting facilities, three incineration facilities and 31 permanent and 35 mobile dewatering units.

        Our existing customer base is comprised primarily of municipal customers, who accounted for approximately 87 percent of our revenues for the year ended December 31, 2003, as well as industrial and commercial waste generators. We also cater to buyers who purchase our fertilizers and other marketed products. Our size and scale offer significant advantages over our competitors in terms of operating efficiencies and the breadth of services we provide our customers. Approximately 91 percent of our revenue for the year ended December 31, 2003 was derived from sources that we believe are recurring in nature, including contracts, purchase orders and product sales. For the year ended December 31, 2003, our revenue, income from operations and Adjusted EBITDA (as defined below) were $298.6 million, $36.4 million and $57.2 million, respectively, and for the nine months ended September 30, 2004, our revenue, income from operations and Adjusted EBITDA were $241.3 million, $33.0 million and $48.5 million, respectively.

        Contract revenues accounted for approximately 83 percent of our revenue for the year ended December 31, 2003 and approximately 85 percent of our revenue for the nine months ended September 30, 2004. These revenues were generated through more than 560 contracts that range from one to twenty five years in length. Contract revenues are generated primarily from land application, collection and transportation services, dewatering, incineration, composting, drying and pelletization services and facility operations and maintenance services. These contracts have an estimated remaining contract value including renewal options, which we call backlog, of approximately $2.2 billion as of both December 31, 2003 and September 30, 2004. This backlog represents more than seven times our revenue for the year ended December 31, 2003. Our estimated backlog, excluding renewal options, was approximately $1.6 billion as of December 31, 2003 and $1.5 billion as of September 30, 2004. See "Business—Backlog." Our top ten customers, which represent approximately $1.2 billion, or 52%, of our backlog as of September 30, 2004, have an average of 8.2 years remaining on their current contracts, including renewal options. We have historically enjoyed high contract retention rates (both renewals and rebids) of approximately 85 percent to 90 percent of contract revenue value. In the first three quarters of 2004, our contract retention rate was approximately 90 percent.

Industry Overview

        We believe that the organic residuals industry, which includes water and wastewater residuals, is approximately $8 billion in size and will continue to grow at four to five percent annually over the next decade. The growth in the underlying volume of water and wastewater residuals generated by the municipal and industrial markets is driven by a number of factors, including:

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  Population growth and population served;

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  Political and regulatory pressures to better manage wastewater;

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  More restrictive laws and regulations; and

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  Advances in technology.

        We believe that the management of water and wastewater residuals is a highly fragmented industry that provides a necessary service to municipal and industrial customers. Our customers are continuously looking for ways to lower cost, increase efficiency, comply with new regulations and use advanced treatment technologies to meet the highest EPA standards for the management of water and wastewater residuals. We believe that our comprehensive and integrated service offerings uniquely position us to capitalize on the industry's growing need for operating, technology and cost improvements.

Our Competitive Strengths

        We believe that the following strengths differentiate us in the marketplace:

        National, Full-Service Industry Leader.    We are the largest recycler of biosolids and other organic residuals in the United States and the only national company focused exclusively on water and wastewater residuals management. We provide our customers with services and capabilities, including drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services. We believe our broad range of services exceeds those offered by our competitors in the water and wastewater residuals management industry and provides us with a unique and differentiated service offering platform. We believe that our leading market position provides us with more operating leverage and a unique competitive advantage in attracting and retaining customers and employees as compared to our regional and local competitors.

        Recurring Revenues and Stable Operating Cash Flows.    Approximately 91 percent of our revenue for the year ended December 31, 2003 was derived from sources that we believe are recurring in nature, including long-term contracts primarily with municipal customers. These contracts accounted for approximately 83 percent and 85 percent of our revenue for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. Our contract expirations are staggered, mitigating the impact of any individual contract loss. Our contract revenue backlog, including renewal options, was approximately $2.2 billion as of both December 31, 2003 and September 30, 2004. This backlog represents more than seven times our revenue for the year ended December 31, 2003. Our estimated backlog, excluding renewal options, was approximately $1.6 billion as of December 31, 2003 and $1.5 billion as of September 30, 2004. We believe our recurring revenue base, stable capital expenditures requirements and minimal working capital requirements will allow us to maintain predictable and consistent cash flows. See "Business—Backlog."

        Significant Land Base.    We have a large land base available for the land application of wastewater residuals. As of September 30, 2004, we maintained permits and registration or licensing agreements on more than 825,000 acres of land in 27 states. We feel that this land base provides us with an important advantage when bidding for new work and retaining existing business.

        Large Range of Processing Capabilities and Product Marketing Experience.    We are one of the most experienced firms in treating wastewater residuals to meet the EPA's Class A standards. Class A residuals undergo more processing than Class B residuals, and may be distributed and marketed as commercial fertilizer. We have numerous capabilities to achieve Class A standards, and we currently operate six heat-drying facilities and five composting facilities. In addition, we are a leader in marketing Class A biosolids either generated by us or by others. For the year ended December 31, 2003, we marketed over one-half of the heat-dried pellets produced in the United States, produced either by us or by municipally owned facilities.

        Experienced Sales Force.    We have a sales force dedicated to the wastewater residuals market. We market our services via a multi-tiered sales force, utilizing a combination of business developers, engineering support staff, and seasoned operations directors. This group of individuals is responsible for maintaining our existing business and identifying new wastewater residuals management opportunities. On average, these individuals have in excess of ten years of industry experience. We believe that their unique knowledge and longstanding customer relationships gives us a competitive advantage in identifying and successfully securing new business.

        Regulatory Compliance and Reporting.    An important element for the long-term success of a wastewater residuals management program is the certainty of compliance with local, state and federal regulations. Accurate and timely documentation of regulatory compliance is mandatory. We provide this service, as part of our turn-key operations, through a proprietary integrated data management system (the Residuals Management System) that has been designed to store, manage and report information about our clients' wastewater residuals programs. We believe that our regulatory compliance and reporting capabilities provide us with an important competitive advantage when presented to the municipal and industrial wastewater generators.

        Bonding Capacity.    Commercial, federal, state and municipal projects often require operators to post performance and, in some cases, payment bonds at the execution of a contract. The amount of bonding capacity offered by sureties is a function of the financial health of the company requesting the bonding. Operators without adequate bonding may be ineligible to bid or negotiate on many projects. Our national presence and tenure in the market have helped us develop strong bonding relationships with large national sureties that smaller industry participants do not possess. We believe the existing capacity is sufficient to meet bonding needs for the foreseeable future. To date, no payments have been made by any bonding company for bonds issued on our behalf.

        Strong, Experienced Management Team.    We have a strong and experienced management team at the corporate and operating levels. Our senior management on average has been involved in the environmental services industry for over 20 years. We believe the skill and experience of our management team continue to provide significant benefits to us as we evaluate opportunities to expand our business.

Our Business Strategy

        Our goals are to maintain and strengthen our position as the only national company exclusively focused on water and wastewater residuals management. Our business strategy is to increase cash flow from operations and profitability through a combination of organic growth, growth through complementary acquisitions and a disciplined approach to capital expenditures.

        Organic Growth.    We believe that we have the opportunity to expand our business by providing services for new customers who currently perform their own wastewater residuals management and by increasing the range of services that our existing customers outsource to us. The principal factors contributing to our organic growth include:

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    Developing New Customers. Our sales and marketing efforts focus on adding new customers by marketing our products and services. In many cases, we believe that we can provide the customer with better service at a cost that is lower than what it costs them to provide the service internally or with their current service provider. We take a collaborative approach with potential customers where our sales force consults with potential customers and positions us as a solution provider.

    •
    Expanding Services to Existing Customers. We have the opportunity to provide many of our existing customers with additional services as part of a complete residuals management program. We endeavor to educate these existing customers about the benefits of a complete residuals management solution and offer other services where the value is compelling. These opportunities may provide us with long-term contracts, increased barriers to entry, and better relationships with our customers.

    •
    Capitalize on Increased Demand for Class A Services. In order to take advantage of operating efficiencies, technology and our comprehensive capabilities, we will endeavor to capitalize on the increased demand for Class A services, including drying and pelletizing, dewatering and composting. We believe this focus will result in more long-term contracts and recurring revenue. In addition, we are building several new facilities, which we expect will also result in longer-term contracts, steady revenue streams, higher barriers to entry for competitors, higher switching costs for the customer and lower seasonality. We opened one of these facilities in Sacramento, California in 2004.

        Growth through Complementary Acquisitions.    We plan to continue to pursue strategic acquisitions in a disciplined manner in order to achieve further growth. We selectively seek strategic opportunities to acquire businesses that profitably expand our service offerings, increase our geographic coverage or increase our customer base. We believe our strategic acquisitions enable us to gain new industry residuals expertise and efficiencies in our existing operations. Determination of attractive acquisition targets is based on many factors, including the size and location of the business and customers served, existing contract terms, potential operating efficiencies and cost savings.

        Disciplined Approach to Capital Expenditures.    Whether a new contract or an acquisition, we are focused on the ability to generate the revenues and operating cash flow to validate the capital investment decision. As such, new contracts, renewals and/or acquisitions undergo a comprehensive financial analysis to ensure that our return criteria are being met. In addition, capital expenditures relating to maintenance activities are also subject to rigorous internal review and a formal approval process.

New Credit Facility

        Concurrently with the closing of this offering, Synagro will enter into a $305.0 million new senior secured credit facility with a syndicate of financial institutions, including affiliates of Banc of America Securities LLC, Lehman Brothers Inc. and CIBC World Markets Corp. Throughout this prospectus, we refer to this credit facility as the "new credit facility." We expect that the new credit facility will be comprised of (i) a senior secured revolving facility in a total principal amount of $95.0 million, which we refer to as the "new revolver," (ii) a senior secured term loan facility in an aggregate principal amount of $180.0 million, which we refer to as the "new term loan" and (iii) a delayed draw senior secured term loan facility in an aggregate principal amount of $30.0 million, which we refer to as the "delayed draw term loan." Borrowings under the delayed draw term loan will be used to finance new facility construction that is currently under contract. We expect that the new revolver will have a five-year maturity and the new term loan and the delayed draw term loan will have a seven-year maturity. The new credit facility will be secured by first priority security interests in substantially all of our assets and those of our subsidiaries (other than assets securing nonrecourse debt). We expect that there will be no amortization of the new term loan or the delayed draw term loan. The closing of this offering is conditioned upon the closing of the new credit facility. While the new credit facility will permit us to pay dividends to holders of our common stock, it will contain significant restrictions on our ability to do so. See "Dividend Policy and Restrictions" and "Description of Certain Indebtedness—The New Credit Facility."

Repurchase of 9 1/2% Notes

        Upon completion of this offering, we will repurchase all of our outstanding $150 million aggregate principal amount of 9 1/2% senior subordinated notes due 2009, which we refer to as the "9 1/2% notes," for an expected aggregate consideration of $       million plus accrued and unpaid interest thereon. We will use a portion of the net proceeds from this offering and/or borrowings under the new credit facility to pay for the 9 1/2% notes.

The Transactions

        GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Trust II, Environmental Opportunities Fund, L.P. and Environmental Opportunities Fund (Cayman), L.P. own in the aggregate approximately    percent of the voting power of our outstanding capital stock, assuming conversion of our outstanding preferred stock. In this prospectus, we refer to those stockholders, which are the selling stockholders in this offering, as the "existing equity investors." Prior to this offering, the existing equity investors that hold preferred stock will convert all of their shares of preferred stock into                  shares of our common stock, of which                  shares will be sold in this offering. Immediately following this offering, the existing equity investors will hold approximately    % of our outstanding common stock.

        Currently, members of our management and board directors own options to purchase            shares of our common stock. Following the closing of the offering, we intend to redeem for cash outstanding vested options up to the same percentage as the existing equity investors will reduce their aggregate ownership of our common stock by selling shares in the offering. We expect to redeem    % of the outstanding options (    % if the over-allotment option is exercised in full), with the result that following the offering members of our management will receive from us an aggregate of $      million in cash and will retain in the aggregate options to purchase            shares of common stock ($    million and                        shares if the over-allotment option is exercised in full). After the offering and giving effect to this redemption, options retained by management will represent     % of our outstanding common stock on a fully diluted basis (    % if the over-allotment option is exercised in full). The average exercise price of the outstanding options is $    per share.

        We are offering the common stock described in this prospectus and entering into the new credit facility as part of our overall plan to recapitalize and to refinance substantially all of our existing debt, which we believe will improve our financial flexibility. This recapitalization and refinancing will consist of the following transactions:

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  This Offering. We and the selling stockholders will offer            shares of our common stock.

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  New Credit Facility. We will enter into a new $305.0 million credit facility.

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  Redemption of Management Stock Options and Transaction Bonus. Following the completion of this offering, we expect to redeem a portion of outstanding options to purchase shares of common stock held by management, and we expect to pay a transaction bonus to certain members of our senior management in the aggregate amount of approximately $      million.

  •
  Repayment of the Existing Credit Facility. Following the completion of this offering, we will terminate and repay all outstanding borrowings under our existing credit facility.

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  Repurchase of the 9 1/2% Notes. Following the completion of this offering, we will repurchase all of our outstanding 9 1/2% notes.

        The closing of this offering and the entering into of the new credit facility are conditioned upon the completion of each other. The repayment of the existing credit facility, the repurchase of our outstanding 9 1/2% notes, the redemption of a portion of our currently outstanding stock options and payment of the transaction bonus are each conditioned on the completion of the closing of this offering and the closing of the new credit facility.

        We refer to this offering, the repurchase of the outstanding 9 1/2% notes, the entering into of the new credit facility, the repayment of the existing credit facility, the redemption of a portion of our currently outstanding stock options and payment of the transaction bonus, collectively, as the "Transactions."

The Offering

Shares of common stock offered by us	shares
Shares of common stock offered by our existing equity investors	shares
Shares of common stock outstanding after this offering	shares
Over-allotment shares of common stock offered by us and the selling stockholders	shares
Dividend policy
Our board of directors will adopt a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures on our base business as regular quarterly dividends to our stockholders.

We currently intend to pay dividends quarterly at an initial annual level of $ per share for the first four full fiscal quarters following the closing of this offering, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our new credit facility. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Dividends on our common stock are not cumulative. See "Dividend Policy and Restrictions."

The new credit facility generally restricts the amount of dividends we may pay to the amount of our "excess cash," which is generally defined in the new credit facility as Adjusted EBITDA less debt service on non-recourse bonds plus cash gains from asset sales outside the ordinary course of business plus extraordinary or non-recurring gains minus (to the extent not deducted in the determination of Adjusted EBITDA less debt service on non-recourse bonds), cash interest expense (excluding interest on non-recourse bonds), cash income tax expense, capital expenditures on our base business (unless funded by debt, other than debt incurred under a revolving credit facility, equity issuances or certain growth capital expenditures to be agreed), non-recurring fees, cash payments for permitted acquisitions (unless funded by equity), distributable cash, permitted debt or permitted asset dispositions, permitted investments (other than certain exempt investments), expenses or charges deducted in computing Consolidated Net Income (as defined in the new credit facility), cash earn-out payments and specified repayments of our indebtedness (but excluding payments of non-recourse bonds). For a more detailed description of our new credit facility, see "Description of Certain Indebtedness—New Credit Facility."

Dividends paid by us, to the extent paid out of our earnings and profits, or E&P, as computed for income tax purposes, will be taxable as dividend income. Under current law, dividend income of individuals is generally taxable at long-term capital gains rates. Dividends paid by us in excess of our E&P will be treated first as a non-taxable return of capital and then as gain from the sale of common stock. For a more complete description, see "Material United States Federal Income Tax Considerations."
Use of Proceeds
We estimate that we will receive total net proceeds from the offering of approximately $ million, after deducting underwriting discounts and commissions and other offering related expenses. We will use our net proceeds from this offering, together with $ million of borrowings under the new credit facility, as follows:
	•	$ million to repay in full our indebtedness under our existing credit facility;
	•	$ million to pay fees and expenses associated with the repayment of the existing credit facility and the establishment of the new credit facility;
•
$ million associated with our redemption upon the closing of this offering of a portion of outstanding options to purchase shares of common stock held by management ($ million if the underwriters' over-allotment option is exercised in full);
	•	$ million to repurchase our outstanding 9 1/2% notes (including accrued and unpaid interest);
	•	$ million to pay a transaction bonus to certain members of our senior executive management; and
	•	the remainder for general corporate purposes.

We will not receive any of the proceeds from the existing equity investors' sale of shares of common stock in the offering, nor will we receive any proceeds from the sale of shares by our existing equity investors pursuant to the option they have granted the underwriters to purchase from them up to shares of common stock to cover over-allotments. However, if this over-allotment option is exercised, we will use up to $ million to redeem additional stock options held by management.

Affiliates of Banc of America Securities LLC are lenders under our existing credit facility and as such will receive a portion of the proceeds of this offering, which will be used to repay amounts outstanding under the existing credit facility.
Listing
Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "SYGR." We will apply to have our common stock approved for quotation on the Nasdaq National Market upon completion of this offering.

Corporate Information

        Synagro was originally incorporated in the State of Nevada in 1986 and was reincorporated in the State of Delaware in 1996. Our principal executive office is located at 1800 Bering Drive, Suite 1000, Houston, Texas 77057, and our telephone number is (713) 369-1700. Our website is www.synagro.com. Information on our website is not a part of this prospectus and is not incorporated in this prospectus by reference.

Risk Factors

        You should carefully consider the information under the heading "Risk Factors" and all other information in this prospectus before investing in the common stock.

General Information About This Prospectus

        Unless otherwise noted, all information in this prospectus assumes:

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  no exercise of the underwriters' over-allotment option;

  •
  the redemption, following the closing of this offering, of a portion of outstanding options to purchase shares of common stock held by management;

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  the repurchase, following the closing of this offering, of all of the 9 1/2% notes for aggregate consideration of $     million plus accrued interest; and

  •
  a public offering price of $     per share of common stock.

        In this prospectus, unless otherwise indicated, all references to dollars are to U.S. dollars, and all references to GAAP are to accounting principles generally accepted in the United States of America.

        Unless the context otherwise requires, references in this prospectus to the "offering" refer collectively to the offering by Synagro and the existing equity investors of an aggregate of              shares of common stock.

Summary Historical and Pro Forma Financial Data

        The summary historical financial data as of and for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited interim condensed consolidated statements included elsewhere in this prospectus and have been prepared on a basis consistent with our annual consolidated financial statements. In our opinion, the financial data for the nine months ended September 30, 2003 and 2004 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The summary unaudited pro forma financial data for the year ended December 31, 2003 and as of and for the nine months ended September 30, 2004 have been prepared to give pro forma effect to the following as if they had occurred on September 30, 2004, in the case of summary unaudited pro forma balance sheet data, and on January 1, 2003 in the case of summary unaudited pro forma statement of operations data:

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    the public offering of the common stock (assuming the underwriters do not exercise their over-allotment option);

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    the conversion of all of the shares of preferred stock held by the selling shareholders into shares of common stock;

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    the redemption, following the closing of this offering, of a portion of outstanding options to purchase shares of common stock held by management and the payment, following the closing of this offering, of a transaction bonus to certain members of our senior management;

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    the repayment and termination of our existing credit facility following the closing of this offering;

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    the entering into of the new credit facility; and

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    the repurchase of our 9 1/2% notes following the closing of this offering.

        The adjustments to the summary unaudited pro forma financial data are based upon available information and assumptions that we believe are reasonable and exclude from the pro forma income statement the following non-recurring charges that will be incurred in connection with the use of proceeds from this offering and borrowings under the new credit facility and recognized in the fiscal quarter in which the offering is completed:

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    the estimated breakage costs and tender premium of approximately $     million related to the early repayment of the 9 1/2% notes and our existing credit facility; and

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    the write-off of deferred financing charges of approximately $    million.

        The summary pro forma data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to indicate balance sheet data, results of operations, cash flows, or other data as of any future date or for any future period.

        The following data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Historical					Pro Forma
	Year Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2001	2002	2003	2003	2004	2003	2004
	(restated)	(restated)	(restated)	(restated)
	(Dollars in thousands, except share and per share data)
Income Statement Data:
Revenue	$260,196	$272,628	$298,552	$218,503	$241,255	$	$
Gross profit	68,095	70,748	64,101	50,641	50,995
Income from operations	40,661	46,800	36,412	32,367	33,026
Interest expense, net	26,968	23,498	23,356	17,622	16,428
Preferred stock dividends	7,248	7,659	8,209	6,088	6,551
Net income (loss) applicable to common stock	$9,167	$3,405	$(931)	$2,529	$4,072	$	$
Net income (loss) per common share	$0.47	$0.17	$(0.05)	$0.13	$0.21	$	$
Weighted average common shares outstanding	19,457,389	19,627,132	19,775,821	19,775,821	19,775,821
Balance Sheet Data (at period end):
Cash and cash equivalents	$252	$239	$206	$203	$335	$	$
Working capital	9,135	20,890	20,517	25,948	16,665
Total assets	448,775	492,120	490,677	505,555	508,807
Total long-term debt, including current maturities and short-term debt	264,196	288,351	275,336	284,090	265,711
Redeemable preferred stock	70,431	78,090	86,299	84,178	92,850
Stockholders' equity	60,540	64,449	64,022	68,710	68,472
Financial Information and Other Data:
Adjusted EBITDA(1)	$60,264	$63,152	$57,175	$45,146	$48,508
Adjusted EBITDA less debt service on non-recourse bonds(1)	54,919	57,812	51,833	41,139	44,500
Adjusted EBITDA margin	23.2%	23.2%	19.2%	20.7%	20.1%
Purchases of property, machinery and equipment	$13,313	$12,534	$13,158	$11,134	$11,534	$	$
Purchase of businesses	1,709	4,553	4,634	4,634	804
Depreciation and amortization	18,364	15,395	18,626	12,857	14,346
Cash interest expense	24,951	21,230	21,265	16,066	14,796
Cash interest expense (excluding non-recourse bonds)	21,792	18,190	18,352	13,882	12,714
Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	38,209	29,650	24,149	15,814	27,311
Investing activities	(15,485)	(15,608)	(2,592)	(3,397)	(12,351)
Financing activities	(27,069)	(14,055)	(21,590)	(12,453)	(14,831)

(1)
Covenants in our new credit facility will contain ratios based on "Adjusted EBITDA less debt service on non-recourse bonds." Adjusted EBITDA is net income applicable to common stock before interest expense, net, income taxes, depreciation and amortization, and dividends, further adjusted to exclude net, cumulative effect of change in accounting for derivatives, cumulative effect of change in accounting for asset retirement obligations and other items set forth in the table below. Adjusted EBITDA less debt service on non-recourse bonds is Adjusted EBITDA further adjusted to exclude debt service for non-recourse revenue bonds. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We believe that it is widely accepted that Adjusted EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our Adjusted EBITDA less debt service on non-recourse revenue bonds. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the significant interest expense, or the cash requirement necessary to service interest or principal payments, on our debts;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

  •
  Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

        Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See our statements of cash flows set forth in the financial statements included elsewhere in this prospectus.

        If our Adjusted EBITDA less debt service on non-recourse bonds were to decline below certain levels, covenants in our new credit facility that are based on Adjusted EBITDA less debt service on non-recourse bonds, including our fixed charge coverage, interest coverage and total leverage ratio covenants, may be violated and could cause, among other things, a default or mandatory prepayment under our new credit facility, or result in our inability to pay dividends. These covenants are summarized under "Description of Certain Indebtedness—New Credit Facility."

        The following table summarizes the calculation of Adjusted EBITDA for the periods indicated:

	Historical					Pro Forma
	Year Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2001	2002	2003	2003	2004	2003	2004
	(Dollars in thousands)
Net income (loss) applicable to common stock	$9,167	$3,405	$(931)	$2,529	$4,072	$	$
Interest expense, net	26,968	23,498	23,356	17,622	16,428
Provision for deferred income taxes	2,346	6,784	5,318	5,574	6,791
Depreciation and amortization expense	18,364	15,395	18,626	12,857	14,346
Preferred stock dividends	7,248	7,659	8,209	6,088	6,551
Cumulative effect of change in accounting for derivatives	1,153	—	—	—	—
Cumulative effect of change in accounting for asset retirement obligations	—	—	476	476	—
Other items:
Reorganization costs	—	905	1,169	—	—
Bad debt expense	—	—	952	—	—
Special charges (a)	1,018	—	—	—	320
Gain from litigation settlement	(6,000)	—	—	—	—
Interest rate swap	—	(1,735)	—	—	—
Deferred debt cost write off	—	7,241	—	—	—

Adjusted EBITDA	$60,264	$63,152	$57,175	$45,146	$48,508
Debt service for non-recourse bonds	(5,345)	(5,340)	(5,342)	(4,007)	(4,008)

Adjusted EBITDA less debt service on non-recourse bonds	$54,919	$57,812	$51,833	$41,139	$44,500

(a)
In 2001, we recognized approximately $1.0 million of special charges, net, including a $2.2 million charge for our estimated net exposure for unpaid insurance claims and other costs related to our 1998 and 1999 policy periods for which coverage may not be available due to the pending liquidation status of our previous insurance underwriter, Reliance National Indemnity Company, offset by a $1.1 million special credit resulting from the settlement of litigation as such matter was settled in an amount favorable to prior estimates. In 2004, we recognized approximately $0.3 million of special charges related to the restatement of our fiscal 2001 financial statements.

RISK FACTORS

        Before you invest in our common stock you should carefully consider the various risks of the investment, including those described below, together with all of the other information included in this prospectus. If any of these risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to the Offering

Our dividend policy may limit our ability to pursue growth opportunities.

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance a material expansion of our business, or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost. See "Dividend Policy and Restrictions."

You may not receive the level of dividends provided for in the dividend policy adopted by our board of directors or any dividends at all.

        We are not obligated to pay dividends. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

        We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our dividend policy is based upon our directors' current assessment of our business and the environment in which we operate, and that assessment could change based on competitive developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our new credit facility, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. Our board may, in its sole discretion, amend or repeal our dividend policy at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. In addition, our new credit facility will contain limitations on our ability to pay dividends. See "Dividend Policy and Restrictions" and "Description of Certain Indebtedness—New Credit Facility." The reduction or elimination of dividends may negatively affect the market price of our common stock.

We have substantial indebtedness that could restrict our ability to pay dividends with respect to shares of our common stock and impact our financing options and liquidity position.

        Our ability to make distributions, pay dividends or make other payments will be subject to applicable law and contractual restrictions contained in the instruments governing any indebtedness of ours or our subsidiaries, including the new credit facility which we guarantee on a senior secured basis. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of the shares of common stock, including:

  •
  our ability to obtain additional financing in the future for working capital, capital expenditures, new facility construction or acquisitions may be limited;

  •
  we may be unable to refinance our indebtedness on terms acceptable to us or at all;

  •
  a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for capital expenditures, dividends on our common stock and other corporate purposes; and

  •
  our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

        As of September 30, 2004, on a pro forma basis after giving effect to the Transactions, we would have had $         million of indebtedness. In addition, we may be able to incur substantial additional indebtedness in the future. Any additional debt incurred by us could increase the risks associated with our substantial leverage.

We may amend the terms of the new credit facility, or we may enter into new agreements that govern our senior indebtedness and the amended or new terms may significantly affect our ability to pay dividends on shares of our common stock.

        We expect the new credit facility to contain significant restrictions on our ability to pay dividends on shares of common stock based on us meeting certain performance measures and compliance with other conditions. As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance the new credit facility, at or prior to maturity, or enter into additional agreements for senior indebtedness. Any such amendment, refinancing or additional indebtedness may contain covenants that could limit, in a significant manner, our ability to pay dividends to you.

We are subject to restrictive debt covenants that limit our business flexibility by imposing operating and financial restrictions on our operations.

        The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

  •
  the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

  •
  a number of other restricted payments, including investments;

  •
  specified sales of assets;

  •
  specified transactions with affiliates;

  •
  the creation of a number of liens;

  •
  consolidations, mergers and transfers of all or substantially all of our assets; and

  •
  our ability to change the nature of our business.

        In addition, the terms of our new credit facility prohibit us from prepaying our other indebtedness and drawing down the full amount of the new revolver in order to make dividend payments. The new credit facility also requires us to maintain certain specified financial ratios and satisfy financial condition tests. Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

        A breach of any of these covenants, ratios or tests could result in a default under the new credit facility. Events of default under the new credit facility would prohibit us from paying any dividends to you. In addition, upon the occurrence of an event of default under the new credit facility, the lenders could elect to declare all amounts outstanding under the new credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness.

We will require a significant amount of cash, which may not be available to us, to service our debt, pay dividends and fund our other liquidity needs.

        Our ability to make payments on, or to refinance or repay, our debt, to fund planned capital expenditures, to pay dividends on our common stock and to expand our business will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate enough cash flow, or future borrowings may not be available to us under the new credit facility or otherwise, in an amount sufficient to enable us to pay our debt, pay dividends or fund our other liquidity needs. If we are unable to generate sufficient cash to service our debt requirements, we will be required to refinance our new credit facility. We may not be able to refinance any of our debt, including the new credit facility, under such circumstances on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

  •
  sales of certain assets to meet our debt service requirements;

  •
  sales of equity; and

  •
  negotiations with our lenders to restructure the applicable debt.

        Our new credit facility could restrict our ability to do some of these things. If we are forced to pursue any of the above options under distressed conditions, our business and/or the value of our common stock could be adversely affected.

Ownership changes may limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability.

        As of December 31, 2003, we had generated net operating loss carryforwards of approximately $90 million available to reduce future income taxes. The transactions contemplated herein may result in an "ownership change" within the meaning of the U.S. federal income tax laws addressing net operating loss carryforwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, as well as any prior ownership changes, there would be specific limitations on our ability to use our net operating loss carryforwards and other tax attributes from periods prior to this offering. It is possible that such limitations could limit our ability to utilize such tax attributes and, therefore, result in an increase in our U.S. federal income tax liability. In addition, our U.S. federal income tax liability will increase in the future when all our net operating loss carryforwards have been used or have expired. Such increases would reduce the funds available for the payments of dividends and might require us to reduce or eliminate the dividends on our common stock.

We may not be able to refinance our new credit facility at maturity on favorable terms or at all.

        Our new revolver is expected to mature in full in 2010, and our new term loan is expected to mature in full in 2012. We may not be able to renew or refinance the new credit facility, or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our new credit facility, our failure to repay all amounts due on the maturity date would cause a default. In addition, our interest expense may increase significantly if we refinance our new credit facility on terms that are less favorable to us than the terms of our new credit facility, which could impair our ability to pay dividends.

Our interest expense may increase significantly and could cause our net income and cash available to pay dividends to decline significantly.

        Borrowings under the revolving facility will be made at a floating rate of interest. In the event of an increase in the base reference interest rates, our interest expense will increase and could have a material adverse effect on our ability to make cash dividend payments to our stockholders. Our ability to continue to expand our business will, to a large extent, be dependent upon our ability to borrow funds under our new credit facility and to obtain other third party financing, including through the sale of bonds, shares or other securities. We cannot assure you that such financing will be available to us on favorable terms or at all.

We may not generate sufficient funds from operations to pay our indebtedness at maturity.

        A significant portion of our cash flow from operations will be dedicated to servicing our debt requirements. In addition, we currently expect to distribute a significant portion of any remaining cash earnings to our stockholders in the form of quarterly dividends. We may not generate sufficient funds from operations to repay the principal amount of our indebtedness at maturity. We may therefore need to refinance our debt or raise additional capital. These alternatives may not be available to us when needed or on satisfactory terms due to prevailing market conditions, a decline in our business or restrictions contained in our senior debt obligations.

Future sales or the possibility of future sales of a substantial amount of shares of our common stock may depress the price of the shares of our common stock.

        Future sales or the availability for sale of substantial amounts of shares of our common stock in the public market could adversely affect the prevailing market price of the shares of our common stock and could impair our ability to raise capital through future sales of our securities.

        Upon consummation of this offering, there will be                        shares of common stock outstanding and no shares of preferred stock outstanding. Those shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining                        shares of common stock owned by our existing equity investors will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, our executive officers and directors, certain of our stockholders and our existing equity investors have agreed to a "lockup," meaning that, subject to specified exceptions, neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for 90 days after the date of this prospectus. Following the expiration of this 90-day lockup period, all of these            shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

        We may issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Our organizational documents could limit another party's ability to acquire us and therefore could deprive our investors of the opportunity to obtain a takeover premium for their shares.

        A number of provisions in our restated certificate of incorporation and bylaws will make it difficult for another company to acquire us and, therefore, for you to receive any related takeover premium for your shares. For example, our restated certificate of incorporation authorizes the issuance of preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding common stock. In addition, the rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

Risks Relating to our Business and the Industry

Federal wastewater treatment and biosolid regulations may restrict our operations or increase our costs of operations.

        Federal wastewater treatment and wastewater residuals laws and regulations impose substantial costs on us and affect our business in many ways. If we are not able to comply with the governmental regulations and requirements that apply to our operations, we could be subject to fines and penalties, and we may be required to invest significant capital to bring operations into compliance or to temporarily or permanently stop operations that are not permitted under the law. Those costs or actions could have a material adverse effect on our business, financial condition and results of operations.

        Federal environmental authorities regulate the activities of the municipal and industrial wastewater generators and enforce standards for the discharge from wastewater treatment plants (effluent wastewater) with permits issued under the authority of the Clean Water Act, as amended. The treatment of wastewater produces an effluent and wastewater solids. The treatment of these solids produces biosolids. The use and disposal of biosolids and wastewater residuals is regulated by 40 CFR Part 503 Regulations promulgated by the EPA pursuant to the Clean Water Act ("Part 503 Regulations"). The Part 503 Regulations also establish use and disposal standards for biosolids and wastewater residuals that are applicable to publicly and privately owned wastewater treatment plants in the United States. Biosolids may be surface disposed in landfills, incinerated, or applied to land for beneficial use in accordance with the requirements established by the regulations. To the extent demand for our wastewater residuals treatment methods is created by the need to comply with the environmental laws and regulations, any modification of the standards created by such laws and regulations, or in their enforcement, may reduce the demand for our wastewater residuals treatment methods. Changes in these laws or regulations and/or changes in the enforcement of these laws or regulations may also adversely affect our operations by imposing additional regulatory compliance costs on us, and requiring the modification of and/or adversely affecting the market for our wastewater residuals management services.

We are subject to extensive and increasingly strict federal, state and local environmental regulation and permitting, which could impose substantial costs on our operations or reduce our operational flexibility.

        Our operations are subject to increasingly strict environmental laws and regulations, including laws and regulations governing the emission, discharge, treatment, storage, disposal and transportation of certain substances and related odor. Wastewater treatment plants and other plants at which our biosolids management services may be implemented are usually required to have permits, registrations and/or approvals from state and/or local governments for the operation of such facilities. Some of our facilities require air, wastewater, storm water, composting, use or siting permits, registrations or approvals. We may not be able to maintain or renew our current permits, registrations or licensing agreements or to obtain new permits, registrations or licensing agreements, including for the land application of biosolids when necessary. The process of obtaining a required permit, registration or license agreement can be lengthy and expensive. We may not be able to meet applicable regulatory or permit requirements, and therefore may be subject to related legal or judicial proceedings.

        Many states, municipalities and counties have regulations, guidelines or ordinances covering the land application of biosolids, many of which set either a maximum allowable concentration or maximum pollutant-loading rate for at least one pollutant. The Part 503 Regulations also require certain monitoring to ensure that certain pollutants or pathogens are below designated thresholds. The EPA has considered increasing these thresholds or adding new thresholds for different substances, which could increase our compliance costs. In addition, some states have established management practices for land application of biosolids. Some members of Congress, some state and local authorities, and some private parties, have sought to prohibit or limit the land application, agricultural use, thermal processing or composting of biosolids. In states where we currently conduct business, certain counties and municipalities have banned the land application of Class B biosolids. Other states and local authorities are reviewing their current regulations relative to land application of biosolids. There can be no assurances that these or other prohibition or limitation efforts will not be successful and have a material adverse effect on our business, financial condition and results of operations. In addition, many states enforce landfill restrictions for nonhazardous biosolids and some states have site restrictions or other management practices governing lands. These regulations typically require a permit to use biosolid products (including incineration ash) as landfill daily cover material or for disposal in the landfill. It is possible that landfill operators will not be able to obtain or maintain such required permits.

        Any of the permits, registrations or approvals noted above, or related applications may be subject to denial, revocation or modification, or challenge by a third party, under various circumstances. In addition, if new environmental legislation or regulations are enacted or existing legislation or regulations are amended or are enforced differently, we may be required to obtain additional, or modify existing, operating permits, registrations or approvals. If we were unable to obtain or modify such permits, registrations or approvals, our business could be adversely affected.

        Maintaining, modifying or renewing our current permits, registrations or licensing agreements or obtaining new permits, registrations or licensing agreements after new environmental legislation or regulations are enacted or existing legislation or regulations are amended or enforced differently may be subject to public opposition or challenge. Much of this public opposition and challenge, as well as related complaints, relates to odor issues, even when we are in compliance with odor requirements and even though we have worked hard to minimize odor from our operations. Public misperceptions about our business and any related odor could influence the governmental process for issuing such permits, registrations and licensing agreements or for responding to any such public opposition or challenge. Community groups could pressure local municipalities or state governments to implement laws and regulations which could increase our costs of our operations.

We are affected by unusually adverse weather and winter conditions, which may adversely affect our revenues and operational results.

        Our business is adversely affected by unusual weather conditions and unseasonably heavy rainfall, which can temporarily reduce the availability of land application sites in close proximity to our business upon which biosolids can be beneficially reused and applied to crop land. Material must be transported to either a permitted storage facility (if available) or to a local landfill for disposal. In either case, this results in additional costs for disposal of the biosolids material. In addition, our revenues and operational results are adversely affected during the winter months when the ground freezes thus limiting the level of land application that can be performed. Long periods of inclement weather could reduce our revenues and operational results causing a material adverse effect on our results of operations and financial position.

Our ability to grow may be limited by direct or indirect competition with other businesses that provide some or all of the same services that we provide.

        We provide a variety of services relating to the transportation and treatment of wastewater residuals. We are in direct and indirect competition with other businesses that provide some or all of the same services including small local companies, regional residuals management companies, and national and international water and wastewater operations/privatization companies, technology suppliers, municipal solid waste companies, farming operations and, most significantly, municipalities and industries who choose not to outsource their residuals management needs. Some of these competitors are larger, more firmly established and have greater capital resources than we have.

If our long-term contracts are renewed on less attractive terms, or not renewed at all, or if we are unsuccessful in bidding on new long-term contracts, our operating results and financial condition would be adversely affected.

        We derive a substantial portion of our revenue from services provided under municipal contracts. A portion of our contracts expire annually and are sometimes subject to competitive bidding. Any contracts that are successfully renewed may be on less attractive terms and conditions than the expired agreement. We also intend to bid on new municipal contracts. In the event we are unable to renew our existing contracts on attractive terms, or at all, or be successful in bidding on new contracts, our operating results and financial condition would be adversely affected.

If one or more of our customer contracts are terminated prior to the expiration of their term, and we are not able to replace revenues from the terminated contract or receive liquidated damages pursuant to the terms of the contract, the lost revenue would have a material and adverse effect on our business, financial condition and results of operations.

        A substantial portion of our revenue is derived from services provided under contracts and written agreements with our customers. Some of these contracts, especially those contracts with large municipalities (including our largest contract and at least four of our other top ten customers), provide for termination of the contract by the customer after giving relative short notice (in some cases as little as ten days). In addition, some of these contracts contain liquidated damages clauses, which may or may not be enforceable in the event of early termination of the contracts.

If one or more of our new facilities is not completed as scheduled, and we are not able to replace revenues from the new facility, this could have a material and adverse effect on our financial performance and cash flow.

        Our ability to generate revenues and cash flow sufficient to pay dividends on our outstanding common stock and interest on outstanding debt is dependent upon successfully financing and completing five new facilities scheduled to commence operations in 2005 and 2006. Although permitting processes for all five new facilities are complete and construction is in progress or near completion, there can be no assurance that we will be able to complete construction as scheduled and begin to operate the facilities without the need to remedy certain defects that may arise immediately after construction. In addition, as with our other facilities, our relationship is governed by customer contracts which can be terminated prior to the expiration of their term.

A significant amount of our business comes from a limited number of customers and our revenue and profits could decrease significantly if we lost one or more of them as customers.

        Our business depends on our ability to provide services to our customers. One or more of these customers may stop buying services from us or may substantially reduce the amount of services we provide them. Any cancellation, deferral or significant reduction in the services we provide these principal customers or a significant number of smaller customers could seriously harm our business, financial condition and results of operations. For the year ended December 31, 2003, our single largest customer accounted for approximately 16 percent of our revenues and our top ten customers accounted for approximately 35 percent of our revenues.

If we were unable to obtain bonding required in connection with certain projects, we would be ineligible to bid on those projects.

        Consistent with industry practice, we are required to post performance bonds in connection with certain contracts on which we bid. In addition, we are often required to post both performance and payment bonds at the time of execution of contracts for commercial, federal, state and municipal projects. The amount of bonding capacity offered by sureties is a function of the financial health of the entity requesting the bonding. Although we could issue letters of credit under our credit facility for bonding purposes, if we are unable to obtain bonding in sufficient amounts we may be ineligible to bid or negotiate on projects.

We could face personal injury, third-party or environmental claims or other damages resulting in substantial liability for which we are uninsured or inadequately insured and which could have a material adverse effect on our business, financial condition and results of operations.

        We carry $51 million of liability insurance (including umbrella coverage), and under a separate policy, $10 million of aggregate pollution and legal liability insurance ($10 million each loss) subject to retroactive dates, which we consider sufficient to meet regulatory and customer requirements and to protect our employees, assets and operations. It is possible that we will not be able to maintain such insurance coverage in the future.

        Our insurance programs utilize large deductible/self-insured retention plans offered by a commercial insurance company. Large deductible/self-insured retention plans allow us the benefits of cost-effective risk financing while protecting us from catastrophic risk with specific stop-loss insurance limiting the amount of self-funded exposure for any single loss.

We are dependent on the availability and satisfactory performance of subcontractors for our design and build operations and the insufficiency and unavailability of and unsatisfactory performance by these unaffiliated third party contractors could have a material adverse effect on our business, financial condition and results of operations.

        We participate in design and build construction operations usually as general contractor. Virtually all design and construction work is performed by unaffiliated third-party subcontractors. As a consequence, we are dependent on the continued availability of and satisfactory performance by these subcontractors for the design and construction of our facilities. Further, as the general contractor, we are legally responsible for the performance of our contracts and/if such contracts are underperformed or nonperformed by our subcontractors, we could be financially responsible. Although our contracts with our subcontractors provide for indemnification if our subcontractors do not satisfactorily perform their contract, such indemnification may not cover our financial losses in attempting to fulfill the contractual obligations.

Fluctuations in fuel costs could increase our operating expenses and negatively impact our net income.

        The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Because fuel is needed to run the fleet of trucks that service our customers, our incinerators, our dryers and other facilities, price escalations or reductions in the supply of fuel could increase our operating expenses and have a negative impact on net income. In the past, we have implemented a fuel surcharge to offset increased fuel costs. However, we are not always able to pass through all or part of the increased fuel costs due to the terms of certain customers' contracts and the inability to negotiate such pass through costs in a timely manner.

If we fail to properly estimate the cost of completing a project, and we cannot pass additional costs through to our customers, we may not generate sufficient revenue from the project to cover the operating costs of such project, which would adversely affect our net income.

        Our customer contracts involve performing tasks for a fixed cost (in total or on a per unit basis), and if actual costs end up exceeding anticipated costs, our net income would be adversely affected. Due in part to the technical imprecision inherent in estimating the volume of residuals, we may misestimate the volume of residuals, which may increase our costs. To the extent that unexpected costs may arise in connection with work done pursuant to contracts that do not allow us to fully transfer such costs to our customers, our operating costs would increase and our net income would in turn be negatively affected.

We are not able to guarantee that our estimated remaining contract value, which we call backlog, will result in actual revenues in any particular fiscal period.

        Any of the contracts included in our backlog, or estimated remaining contract value, presented herein may not result in actual revenues in any particular period or the actual revenues from such contracts may not equal our backlog. In determining backlog, we calculate the expected payments remaining under the current terms of our contracts, assuming the renewal of contracts in accordance with their renewal provisions, no increase in the level of services during the remaining term, and estimated adjustments for changes in the consumer price index for contracts that contain price indexing. However, part or all of our backlog may not be recognized as revenue or earnings.

If we lose the pending lawsuits we are currently involved in, we could be liable for significant damages and legal expenses.

        In the ordinary course of business, we may become involved in various legal and administrative proceedings, including some related to our permits, to land use or to environmental laws and regulations. We are currently subject to several lawsuits relating to our business. Our defense of these claims or any other claims against us may not be successful. If we lose these or future lawsuits, we may have to pay significant damages and legal expenses, and we could be subject to injunctions, court orders, loss of revenues and defaults under our credit and other agreements.

        In addition, we may be subject to future lawsuits or legal proceedings. These claims, even if they are without merit, could be expensive and time consuming to defend and if we were to lose any future cases we could be subject to injunctions and damages that could have a material adverse effect on our business, financial position and results of operations. See "Business—Legal Proceedings."

We could face considerable business and financial risk in implementing our acquisition strategy.

        As part of our growth strategy, we intend to consider acquiring complementary businesses. We regularly engage in discussions with respect to possible acquisitions. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, which could have a material adverse effect upon our business, financial position and results of operations. Risks we could face with respect to acquisitions include:

  •
  difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

  •
  potential loss of employees;

  •
  diversion of management's attention away from other business concerns;

  •
  expenses of any undisclosed or potential legal liabilities of the acquired company; and

  •
  risks of entering markets in which we have no or limited prior experience.

        In addition, it is possible that we will not be successful in consummating future acquisitions on favorable terms or at all.

We are dependent on our senior management for their depth of industry experience and knowledge.

        We are highly dependent on the services of our senior management team. Our senior management team has been in the industry for many years and has substantial industry knowledge and contacts. If a member of our senior management team were to terminate his association with us, we could lose valuable human capital, adversely affecting our business. We currently do not maintain key man insurance on any member of our senior management team.

        We generally enter into employment agreements with members of our senior management team, which contain noncompete and other provisions. The laws of each state differ concerning the enforceability of noncompetition agreements. State courts will examine all of the facts and circumstances at the time a party seeks to enforce a noncompete covenant. We cannot predict with certainty whether or not a court will enforce a noncompete covenant in any given situation based on the facts and circumstances at that time. If one of our key executive officers were to leave us and the courts refused to enforce the noncompete covenant, we might be subject to increased competition, which could have a material and adverse effect on our business, financial condition and results of operations.

We might be unable to manage our growth if we cannot retain our existing employees and attract new employees.

        We plan to continue to seek new contracts and pursue strategic acquisitions in a disciplined manner in order to achieve further growth. As we pursue these goals, we might experience periods of rapid growth that could strain our management, as well as our operational, financial and other resources which might negatively impact our ability to retain our existing employees. In order to maintain and manage our growth effectively, we will need to expand our management information systems capabilities and improve our operational and financial systems and controls. As we grow, our staffing requirements will increase significantly. We will need to attract, train, motivate, retain and manage our senior managers, technical professionals and other employees. We might not be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems to the extent, and in the time, required.

Efforts by labor unions to organize our employees could divert management attention and increase our operating expenses.

        In the past, labor unions have made attempts to organize our employees, and these efforts may continue in the future. Certain groups of our employees have chosen to be represented by unions, and we have negotiated collective bargaining agreements with some of the groups. We cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of collective bargaining. The negotiation of these agreements could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through "cooling off" periods, which are often followed by union-initiated work stoppages, including strikes. Depending on the type and duration of such work stoppage, our operating expenses could increase significantly.

We may become subject to CERCLA or other federal or state cleanup laws, which could increase our costs of operations.

        The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") generally imposes strict, joint and several liability for cleanup costs upon various parties, including: (1) present owners and operators of facilities at which hazardous substances were disposed; (2) past owners and operators at the time of disposal; (3) generators of hazardous substances that were disposed at such facilities; and (4) parties who arranged for the disposal of hazardous substances at such facilities. The costs of a CERCLA cleanup or a cleanup required by applicable state environmental laws can be very expensive. Given the difficulty of obtaining insurance for environmental impairment liability, CERCLA liability or any liability imposed under state cleanup laws could have a material impact on our business and financial condition.

        CERCLA liability extends to cleanup costs necessitated by a release or threat of release of a hazardous substance. The definition of "release" under CERCLA excludes the "normal application of fertilizer." The EPA regards the land application of biosolids that meet the Part 503 Regulations as a "normal application of fertilizer," and thus not subject to CERCLA. However, if we were to transport or handle biosolids that contain hazardous substances in violation of the Part 503 Regulations, we could be liable under CERCLA.

        From time to time, we manage hazardous substances which we dispose at landfills or we transport soils or other materials which may contain hazardous substances to landfills. We also send residuals and ash from our incinerators to landfills for use as daily cover over the landfill. Liability under CERCLA, or comparable state statutes, can be founded on the disposal, or arrangement for disposal, of hazardous substances at sites such as landfills and for the transporting of such substances to landfills. Under CERCLA, or comparable state statutes, we may be liable for the remediation of a disposal site that was never owned or operated by us if the site contains hazardous substances that we generated or transported to such site. We could also be responsible for hazardous substances during actual transportation and may be liable for environmental response measures arising out of disposal at a third party site with whom we had contracted.

        In addition, under CERCLA, or comparable state statutes, we could be required to clean any of our current or former properties if hazardous substances are released or are otherwise found to be present. We are currently monitoring the remediation of soil and groundwater at one of our properties in cooperation with the applicable state regulatory authority, but do not believe any additional material expenditures will be required. However, there can be no assurance that currently unknown contamination would not be found on this or other properties.

Our intellectual property may be misappropriated or subject to claims of infringement.

        We attempt to protect our intellectual property rights through a combination of patent, trademark, and trade secret laws, as well as licensing agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

        Our competitors, many of whom have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to offer our services. We have not conducted an independent review of patents issued to third parties.

        We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot be assured that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

If we determine that our goodwill is impaired, we may have to write off all or part of it.

        Goodwill represents the aggregate purchase price paid by us in acquisitions accounted for as a purchase over the fair value of the net assets acquired. Under Statement of Financial Accounting Standards No. 142, we no longer amortize goodwill, but review annually for impairment. In the event that facts and circumstances indicate that goodwill may be impaired, an evaluation of recoverability would be performed. If a write-down to market value of all or part of our goodwill becomes necessary, our accounting results and net worth would be adversely affected. As of September 30, 2004, our total goodwill, net of amortization, was approximately $171.9 million.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus may contain "forward-looking statements" that reflect, when made, our expectations or beliefs concerning future events that involve risks and uncertainties, including:

  •
  changes in federal wastewater treatment and biosolid regulation;

  •
  our ability to comply with federal, state and local environmental regulations or to maintain and obtain necessary permits;

  •
  competition in the wastewater residuals management business;

  •
  the risk of early termination of customer contracts;

  •
  the inability to obtain proper bonding;

  •
  risks associated with future weather conditions;

  •
  the impact of increased fuel costs;

  •
  our calculation of estimated remaining contract value, or backlog;

  •
  the risk associated with pending legal proceedings;

  •
  the risk that our acquisition strategy could fail;

  •
  the tenure of our senior management team;

  •
  our ability to retain the loyalty of our customers;

  •
  our level of debt;

  •
  our ability to obtain additional financing;

  •
  our ability to maintain sufficient insurance;

  •
  the availability and satisfactory performance of subcontractors for our design and build operations;

  •
  the effect of the restrictions in our new credit facility on our operation; and

  •
  our ability to service our debt.

        All statements other than statements of historical facts included in this prospectus, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        These forward-looking statements may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or other similar words and phrases. Forward-looking statements and our plans and expectations are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, and our business in general is subject to risks that could affect the value of our securities. For more information, see "Risk Factors."

USE OF PROCEEDS

        We estimate that we will receive total net proceeds from the offering of approximately $         million, after deducting underwriting discounts and commissions and other offering-related expenses. We will use our net proceeds from this offering, together with $         million of borrowings under the new credit facility, as follows:

  •
  $         million to repay in full indebtedness under our existing credit facility, following the closing of this offering;

  •
  $         million to pay fees and expenses associated with the repayment of the existing credit facility and the establishment of the new credit facility, following the closing of this offering;

  •
  $         million associated with our redemption upon the closing of this offering of a portion of outstanding options to purchase shares of common stock held by management ($         million if the underwriters' over-allotment option is exercised in full);

  •
  $         million to repurchase our outstanding 9 1/2% notes (including accrued and unpaid interest), following the closing of this offering;

  •
  $         million to pay a transaction bonus to certain members of our senior management, following the closing of this offering; and

  •
  the remainder for general corporate purposes.

        We will not receive any of the proceeds from the existing equity investors' sale of            shares of common stock in the offering, nor will we receive any proceeds from the sale of shares by our existing equity investors pursuant to the option they have granted the underwriters to purchase from them up to             shares of common stock to cover over-allotments. However, if this over-allotment option is exercised, we will use up to $       million to redeem additional options held by management.

        Affiliates of Banc of America Securities LLC are lenders under our existing credit facility and as such will receive a portion of the proceeds of this offering, which will be used to repay amounts outstanding under the existing credit facility.

        As of September 30, 2004, the outstanding principal amount under our existing credit facility, which expires on December 31, 2008, was $31.8 million, consisting entirely of term loan and revolving credit borrowings. Term loan borrowings under our existing credit facility bear interest at variable rates with a weighted average interest rate as of September 30, 2004 of 4.72% per year. Revolving credit borrowings under our existing credit facility bear interest at variable rates with a weighted average interest rate as of September 30, 2004 of 6.25% per year. We used the net proceeds of the borrowings under our existing credit facility to prepay and retire our previous credit facility in April 2002.

DIVIDEND POLICY AND RESTRICTIONS

General

        Our board of directors will adopt a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures on our base business as regular quarterly dividends to our stockholders, rather than retaining all of such cash for other purposes. This policy reflects our judgment that our stockholders would be better served if we distributed to them such substantial portion of the cash generated by our business.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "—Assumptions and Considerations" below.

        In accordance with our dividend policy, we currently intend to pay an initial dividend of $    per share on or about                        , 2005 and to continue to pay quarterly dividends at an annual rate of $    per share for the first full year following the closing of this offering.

        In determining our expected initial dividend level, we reviewed and analyzed, among other things:

  •
  our operating and financial results in recent years, including in particular the fact that our Adjusted EBITDA was $60.3 million in 2001; $63.2 million in 2002; $57.2 million in 2003; and $60.5 million in the twelve months ended September 30, 2004;

  •
  our anticipated cash requirements associated with our new capital structure;

  •
  our anticipated base business capital expenditure requirements;

  •
  our expected other cash needs, primarily related to working capital requirements;

  •
  the terms of our debt instruments, including our new credit facility;

  •
  other potential sources of liquidity, including working capital and the possibility of asset and securities sales; and

  •
  various other aspects of our business.

        However, as described more fully below, you may not receive any dividends as a result of the following factors:

  •
  nothing requires us to pay dividends;

  •
  while the initial dividend policy to be adopted by our board of directors contemplates the distribution of our excess cash, this policy could be modified or revoked at any time;

  •
  even if our initial dividend policy were not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution is entirely at the discretion of our board of directors;

  •
  the amount of dividends distributed is subject to debt covenant restrictions under our new credit facility;

  •
  the amount of dividends distributed is subject to state law restrictions;

  •
  our stockholders have no contractual or other legal right to dividends; and

  •
  we may not have enough cash to pay dividends due to changes to our operating earnings, working capital requirements and anticipated cash needs.

        We have no history of paying dividends on our common stock out of our cash flow. Dividends on our common stock are not cumulative.

Minimum Adjusted EBITDA

        We do not as a matter of course make public projections as to future sales, earnings or other results. However, our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the estimated financial information.

        Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

        The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described under "Risk Factors." Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

        We believe that, in order to fund dividends on our common stock for the year following this offering at the level described above solely from cash generated by our business, our Adjusted EBITDA for the year following the offering would need to be at least $     million. As described under "—Assumptions and Considerations" below, we believe that our minimum Adjusted EBITDA for the year following the closing of this offering will be at least $     million and we have determined that our assumptions as to base business capital expenditures, cash interest expense, income taxes and availability of funds under our new revolving credit facility are reasonable. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the expected fixed charge coverage and total leverage covenants in our new credit facility.

        The following table sets forth our calculation illustrating that $     million of Adjusted EBITDA would be sufficient to fund dividends at the above level for the first full year following the closing of the offering and would satisfy the expected fixed charge coverage and total leverage covenants in our new credit facility. We expect that Adjusted EBITDA of $     million for the first full year following the closing of the offering would permit us to pay dividends at our anticipated level under all relevant financial and restricted payment covenants and restrictions contained in the new credit facility.

Estimated Cash Available to Pay Dividends Based on Estimated Minimum Adjusted EBITDA	Amount
(dollars in thousands)
Estimated minimum Adjusted EBITDA	$
Less:
Estimated base business capital expenditures(1)
Estimated cash interest expense, net(2)
Estimated cash income taxes(3)
Estimated principal payments on capital leases and non-recourse revenue bonds
Estimated earn-out payments

Estimated cash available to pay dividends on our outstanding common stock(4)	$

Estimated total leverage ratio derived from the above(5)		x
Estimated interest coverage ratio derived from the above(6)		x
Estimated fixed charge coverage ratio derived from the above(7)		x

        The following table illustrates, for our fiscal year ended December 31, 2003 and for the twelve months ended September 30, 2004, the amount of excess cash that would have been available for distributions to our stockholders, assuming that the offering had been consummated at the beginning of the first period presented, subject to the assumptions described in such table.

Pro Forma Cash Available to Pay Dividends	Year Ended December 31, 2003	Twelve Months Ended September 30, 2004
(dollars in thousands)
Net income (less)	$	$
Depreciation and amortization
Interest expense, net(8)
Provision for income taxes
Preferred stock dividends
Cumulative effect of change in accounting for asset retirement obligations
Other Items:
Reorganization costs
Bad debt expense
Special charges

Adjusted EBITDA
Less:
Base business capital expenditures(9)
Cash interest expense
Cash income taxes
Principal payments on capital leases and non-recourse revenue bonds
Earn-out payments

Cash that would have been available to pay dividends	$	$

(1)
Our ongoing capital expenditure program consists of expenditures for replacement equipment, betterments and growth. We expect base business capital expenditures of approximately $11.8 million in 2005, which will be funded from operating cash flows. We expect new facility capital expenditures of approximately $39.1 million in 2005, which will be funded, in part, with borrowings under the delayed draw term loan, and are therefore not included in this table. These new facilities include a composting facility in Kern County, California, an incineration facility in Woonsocket, Rhode Island, a dewatering facility in Providence, Rhode Island, a pelletization facility in Honolulu, Hawaii and a composting facility in Los Palos, California. Our capital expenditures for 2004 were approximately $25.6 million, which includes approximately $15.0 million related to the construction of new biosolids processing facilities, including the new Sacramento biosolids processing facility totaling approximately $10.9 million. Capital expenditures related to the construction of the Sacramento facility were primarily funded by restricted cash from non-recourse bonds.

(2)
Assumes: (i) interest at a weighted average rate of    % on approximately $     million of outstanding borrowings under the new term loan, a weighted average rate of    % on $     million of outstanding borrowings under the new revolver and a    % commitment fee on the average unused balance; (ii) interest at a weighted average rate of approximately    % on approximately $     million of outstanding letters of credit; (iii) interest at a weighted average rate of approximately    % on approximately $     million of capital leases; and (iv) interest at a weighted average rate of approximately    % on approximately $     million of other indebtedness. These assumed rates give effect to interest rate swap agreements we expect to enter into.

(3)
Cash income taxes reflects estimated federal AMT income taxes of $         million and state income taxes of $         million.

(4)
The table below sets forth the assumed number of outstanding shares of common stock upon the closing of this offering and the estimated per share and aggregate dividend amounts payable on such shares on the year following the closing of this offering:

Dividends
Number of Shares
		Per Share	Aggregate
Estimated dividends on our outstanding common stock		$	$
(5)
Total leverage ratio for any twelve month period is calculated as total debt less non-recourse bonds to Adjusted EBITDA less debt service on non-recourse bonds.

(6)
Interest coverage ratio for any twelve month period is calculated as Adjusted EBITDA less debt service on non-recourse bonds to total interest expense less interest expense on non-recourse bonds.

(7)
Fixed charge coverage ratio for any twelve month period is calculated as Adjusted EBITDA less debt service on non-recourse bonds minus capital expenditures minus cash taxes paid divided by total interest expense (excluding interest on non-recourse bonds) plus scheduled amortization of not less than    to 1.0 over the life of the new credit facility. Capital expenditures, interest expense and scheduled amortization are calculated excluding capital expenditures funded from non-recourse bonds, interest for non-recourse bonds and scheduled principal payments on non-recourse bonds.

(8)
Reflects our anticipated cash interest expense under our new credit facility. See note (2) above.

(9)
Our total capital expenditures were approximately $18.4 million for the year ended December 31, 2003 and $25.6 million for the twelve months ended September 30, 2004.

Assumptions and Considerations

        Based on review and analysis conducted by our management and our board, we believe that our minimum Adjusted EBITDA for the first full year following the closing of this offering will be at least $     million, and we have determined that the assumptions in the above tables as to capital expenditures, cash interest expense, income taxes and revolver availability in the above tables are reasonable. We considered numerous factors in making such determination, including the following:

  •
  our Adjusted EBITDA for the year ended December 31, 2003 was $57.2 million and for the twelve month period ended September 30, 2004 was $60.5 million; and

  •
  for fiscal 2003 and the twelve month period ended September 30, 2004, we incurred $12.2 million and $9.1 million in base business capital expenditures, respectively, and $6.2 million and $15.7 million in new facilities capital expenditures, respectively. Future new facility capital expenditures will be financed with borrowings under the delayed draw term loan and the revolving credit facility. We do not currently expect that base business capital expenditures could vary significantly on an annual basis.

        We have also assumed:

  •
  that our general business climate, including such factors as consumer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods; and

  •
  the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures.

        If our Adjusted EBITDA for the first year following the closing falls below the $     million level (or if our assumptions as to base business capital expenditures or interest expense are too low or our assumptions as to the sufficiency of our new revolver to finance our working capital needs prove incorrect, or if the other assumptions stated above prove incorrect), we would need to either reduce or eliminate dividends or, to the extent permitted to do so under the new credit facility, to fund a portion of our new dividends with borrowings or from other sources. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

        Depending on the timing of purchases of properties, plant and equipment and accounts receivable collections, there is a possibility that we may need to borrow from the new revolver to allow the payment of regular quarterly dividends even if our annual Adjusted EBITDA equals or exceeds $     million. Because of these factors, as well as our intention to pay dividends at the levels described above, it is possible that the balance on the new revolver will increase during 2005.

        We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled "Risk Factors." Without limiting those risks, considerations and factors, this belief is subject to the assumption that there will be no material adverse development which impairs the market for or pricing of our products, and that our business does not experience any other material adverse developments.

        As noted above, we have estimated our initial dividend level and our minimum Adjusted EBITDA only for the first full year following the closing of this offering. Moreover, there can be no assurance that during or following such period we will pay dividends at the levels estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time our capital and other cash needs will invariably be subject to uncertainties which could impact the level of any dividends we pay in the future. The new credit facility will need to be refinanced on or prior to 2010, and thereafter our interest expense could be higher. We may not be able to renew or refinance the new credit facility, or if renewed or refinanced, the renewal or refinancing may occur on less favorable terms, which may materially adversely affect our ability to pay dividends. If we are unable to refinance or renew our new credit facility, our failure to repay all amounts due on the maturity date would cause a default under the new credit facility. We expect

our scheduled principal payments on debt to be approximately $     million in 2010. In addition, our interest expense may increase significantly if we refinance the new credit facility on terms that are less favorable to us than the terms of the new credit facility.

        In addition, we will finance new facility construction with indebtedness. Therefore, we will begin to incur incremental debt service obligations. Our intended policy to distribute rather than retain excess cash is based upon our assessment of our financial performance, our cash needs and our investment opportunities. If these factors change based on, for example, competitive developments (which could increase our need for capital expenditures), or new investment opportunities, we would need to reassess that policy. Our board is free to depart from or change our initial dividend policy at any time and could do so, for example, if it determines that we have insufficient cash to take advantage of growth opportunities. Although management currently has no specific plans to increase capital spending to materially expand our business, management will evaluate growth opportunities, including strategic acquisitions, as they arise and may pursue opportunities that it believes would result in net increases to our cash available for distribution or create additional shareholder value.

Restrictions on Payment of Dividends

        Under Delaware law, we can only pay dividends either out of "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or out of current or the immediately preceding year's net profits. Due to significant non-cash expenses such as depreciation and deferred tax provision, we anticipate that dividends paid at the levels described above will exceed net profits and therefore expect that we will pay at least a portion of our dividends out of surplus. Although we believe we will have sufficient surplus to pay dividends at the anticipated levels during the first year following this offering, our board will seek periodically to assure itself of this before actually declaring any dividends. Further, before paying any dividends in subsequent years, we likely would seek opinions from outside valuation firms to the effect that there is sufficient surplus to pay dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not declare and pay dividends.

        Under our new credit facility, dividends are restricted as follows:

  •
  we may use all of our excess cash to pay dividends but we may not in general pay dividends in excess of such amounts. We define "excess cash" as Adjusted EBITDA less debt service on non-recourse bonds plus cash gains from asset sales outside the ordinary course of business plus extraordinary or non-recurring gains minus (to the extent not deducted in the determination of Adjusted EBITDA less debt service on non-recourse bonds) cash interest expense (excluding interest on non-recourse bonds), cash income tax expense, capital expenditures (unless funded by debt, other than debt incurred under a revolving credit facility, equity issuances or certain growth capital expenditures to be agreed), non-recurring fees, cash payments for permitted acquisitions (unless funded by equity), distributable cash, permitted debt or permitted asset dispositions, permitted investments (other than certain exempt investments), expenses or charges deducted in computing Consolidated Net Income, as defined in the new credit facility, cash earn-out payments and specified repayments of our indebtedness (but excluding payments of non-recourse bonds);

  •
  we may only pay dividends if our interest coverage ratio, leverage ratio and fixed charge ratio (all of which are calculated excluding the impact of non-recourse bonds) for the most recently ended twelve month period ending as of the last day of any fiscal quarter for which internal financial statements are available are equal to or greater than    to 1.0,     to 1.0 and    to 1.0, respectively; and

  •
  we may not pay any dividends if any default or an event of default under the new credit facility has occurred and is continuing.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 on an actual basis and on a pro forma, as adjusted basis, as if this offering and the other Transactions occurred on that date, assuming the underwriters have not exercised their over-allotment option.

        You should read this table in conjunction with the "Use of Proceeds," "Selected Financial Data," "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes to those statements included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro Forma, As Adjusted
	(In thousands)
Cash and cash equivalents	$335	$
Restricted cash(1)	999

Total	$1,334	$

Short term debt	4,000

Long-term debt, including current portion:
Existing credit facility	31,815
New credit facility(2)	—
9 1/2% notes	150,000		—
Fair value adjustment on subordinated debt as a result of interest rate swap	(983)
Non recourse project revenue bonds	64,891
Capital lease obligations	14,604
Other long-term debt	1,384

Total long-term debt, including current maturities	$261,711	$

Redeemable preferred stock, 69,792.29 shares issued and outstanding, actual; redeemable at $1,000 per share	$92,850		$—
Stockholders' equity
Preferred stock, $0.002 par value per share, 10,000,000 shares authorized, none issued or outstanding, actual and pro forma as adjusted	—
Common stock, $0.002 par value, 100,000,000 shares authorized, 19,775,821 issued and outstanding, actual; shares authorized, issued and outstanding, pro forma as adjusted	40
Additional paid in capital	75,562
Accumulated deficit	(6,206)
Accumulated other comprehensive loss	(924)

Total stockholders' equity	68,472

Total capitalization	$427,033	$

(1)
Represents cash we are required to hold in restricted accounts pursuant to agreements governing our outstanding non-recourse project revenue bonds.

(2)
The new revolver will provide for borrowings of up to $95.0 million and is expected to be undrawn upon completion of the Transactions. At September 30, 2004, we had approximately $34.0 million of outstanding letters of credit, which would reduce availability under the revolving credit facility.

UNAUDITED PRO FORMA FINANCIAL DATA

        The following unaudited pro forma financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma financial information because the effect of the Transactions on our financial information is material. The summary unaudited pro forma financial data for the year ended December 31, 2003 and as of and for the nine months ended September 30, 2004 have been prepared to give pro forma effect to the following as if they had occurred on September 30, 2004, in the case of the unaudited pro forma balance sheet data, and on January 1, 2003 in the case of unaudited pro forma statement of operations data:

  •
  the sale by us of            shares of common stock (assuming the underwriters do not exercise their overallotment option);

  •
  conversion of            shares of our preferred stock by the existing equity investors;

  •
  the redemption of a portion of outstanding options to purchase shares of common stock held by management and the payment of a transaction bonus to certain members of our senior management;

  •
  the repayment and termination of our existing credit facility;

  •
  the entering into of the new credit facility; and

  •
  the repurchase of our 9 1/2% notes.

        The adjustments to the unaudited pro forma financial data are based upon available information and assumptions that we believe are reasonable and exclude from the pro forma income statement the following non-recurring charges that will be incurred in connection with the use of proceeds from this offering and borrowings under the new credit facility and recognized in the fiscal quarter in which the offering is completed:

  •
  the estimated breakage costs and tender premium of approximately $         million related to the early repayment of the 9 1/2% notes and our existing credit facility; and

  •
  the write-off of deferred financing charges of approximately $         million.

        The unaudited pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to indicate balance sheet data, results of operations, cash flows, or other data as of any future date or for any future period. A number of factors may affect our results. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

        The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma balance sheet data and statement of operations data provide a detailed discussion of how such adjustments were derived and presented herein. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

SYNAGRO TECHNOLOGIES, INC. AND SUBSIDIARIES PRO FORMA BALANCE SHEET
AS OF SEPTEMBER 30, 2004 (DOLLARS IN THOUSANDS)

	Historical Consolidated	Pro Forma Transactions Adjustments	Pro Forma Consolidated
Assets:
Current assets:
Cash and cash equivalents	$335	$	$
Restricted cash	999
Accounts receivable, net	65,628
Note receivable, current	604
Cost and estimated earnings in excess of billings	6,766
Prepaid expenses and other current assets	10,057

Total current assets	84,389
Property, machine and equipment, net	225,765
Other assets:
Goodwill	171,855
Restricted cash—construction fund	3,483
Restricted cash—debt service fund	9,203
Other, net	14,112

Total assets	$508,807	$	$

Liabilities and stockholders' equity:
Current liabilities:
Short term debt	$4,000
Current maturities of long-term debt	889	$	$
Current maturities of nonrecourse project revenue bonds	2,570
Current maturities of capital lease obligations	3,002
Accrued interest payable	8,631
Accounts payable and accrued expenses	48,632

Total current liabilities	67,724
Long term debt:
Long-term debt obligations, net	181,327
Nonrecourse project revenue bonds, net	62,321
Capital lease obligations, net	11,602

Total long-term debt	255,250
Other long-term liabilities	24,511

Total liabilities	$347,485	$	$

Redeemable preferred stock, 69,792.29 shares issued and outstanding, actual; redeemable at $1,000 per share	$92,850	$	$
Stockholders' equity:
Preferred stock, $0.002 par value per share, 10,000,000 shares authorized, none issued or outstanding, actual and pro forma as adjusted	—
Common stock, $0.002 par value, 100,000,000 shares authorized, 19,775,821 issued and outstanding, actual; shares authorized, issued and outstanding, pro forma as adjusted	40
Additional paid in capital	75,562
Accumulated deficit	(6,206)
Accumulated other comprehensive loss	(924)

Total stockholders' equity	68,472

Total liabilities and stockholders'/members' equity	$508,807	$	$

The accompanying notes are an integral part of the unaudited pro forma balance sheet.

SYNAGRO TECHNOLOGIES, INC. AND SUBSIDIARIES PRO FORMA STATEMENT OF
OPERATIONS DATA FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

	Historical Consolidated	Pro Forma Transactions Adjustments	Pro Forma Consolidated
Statement of Operations Data:
Revenue	$298,552	$	$
Gross profit	64,101
Selling, general and administrative expenses	26,070
Income from operations	36,412
Interest expense, net	23,356
Net income before preferred stock dividends	7,754
Preferred stock dividends	8,209
Net income (loss) applicable to common stock before cumulative effect of change in accounting for asset retirement obligations	$(455)	$	$
Earnings (loss) per share before cumulative effect of change in accounting for asset retirement obligations:
Basic net earnings (loss) per share	$(0.03)	$	$
Dilutive net earnings (loss) per share	$(0.03)	$	$
Weighted average shares outstanding:
Basic earnings per share	19,775,821
Dilutive earnings per share	19,775,821

The accompanying notes are an integral part of the unaudited combined pro forma statement of operations.

SYNAGRO TECHNOLOGIES, INC. AND SUBSIDIARIES PRO FORMA STATEMENT OF
OPERATIONS DATA FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(dollars in thousands)

	Historical Consolidated	Pro Forma Transactions Adjustments	Pro Forma Consolidated
Statement of Operations Data:
Revenue	$241,255	$	$
Gross profit	50,995
Selling, general and administrative expenses	17,649
Income from operations	33,026
Interest expense, net	16,428
Net income before preferred stock dividends	10,623
Preferred stock dividends	6,551
Net income applicable to common stock	$4,072	$	$
Earnings per share:
Basic net earnings per share	$0.21	$	$
Dilutive net earnings per share	$0.18	$	$
Weighted average shares outstanding:
Basic earnings per share	19,775,821
Dilutive earnings per share	58,236,380

The accompanying notes are an integral part of the unaudited combined pro forma statement of operations.

SYNAGRO TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES
TO UNAUDITED PRO FORMA FINANCIAL DATA
(dollars in thousands)

1.     Basis of Presentation

        The unaudited pro forma balance sheet at September 30, 2004 presents our consolidated financial position assuming this offering of common stock (assuming the underwriters do not exercise their over-allotment option), the repayment of outstanding amounts under the existing credit facility, the entering into of the new credit facility, the repurchase of all of our 9 1/2% notes and the redemption of a portion of the outstanding stock options held by management, had been completed on that date. Our unaudited pro forma statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 present our consolidated results of operations assuming that the Transactions had been completed on January 1, 2003. In our opinion, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the Transactions on our historical financial information. The pro forma adjustments set forth in the Unaudited Pro Forma Balance Sheet and Unaudited Pro Forma Statements of Operations are described more fully in Note 2, "Pro Forma Assumptions and Adjustments," below.

        You should read this unaudited pro forma financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our unaudited pro forma financial information has been presented for informational purposes only and does not necessarily reflect our results of operations or financial position that would have existed had we operated with the Transactions for the periods presented and should not be relied upon as being indicative of our future results after the Transactions.

2.     Pro Forma Assumptions and Adjustments

Unaudited Pro Forma Balance Sheet at September 30, 2004

        The unaudited pro forma balance sheet has been prepared to reflect the following transactions as if they had occurred on September 30, 2004. Actual amounts could vary from these pro forma adjustments.

  (a)
  The offering of shares of common stock.

    We and the existing equity investors expect to offer for sale            shares of common stock (assuming the underwriters do not exercise their over-allotment option) for gross proceeds of $         million and net proceeds of $         million, after deducting underwriters' fees and transaction expenses which are currently estimated at $         million. We will not receive any proceeds from the sale of our common stock by the existing equity investors.

  (b)
  The new credit facility.

    We expect to enter into the new credit facility of $305.0 million and to incur debt issuance costs of approximately $         million in connection therewith. The new revolver is expected to have a term of five years and the new term loan and the delayed draw term loan are expected to have a term of seven years. The term loan facility and the delayed draw term loan are expected to bear interest at    %. The undrawn revolving line of credit, if used, is expected to bear interest at    %. To the extent the revolving line of credit remains undrawn, we expect to incur a commitment fee of    % per year. To the extent the delayed draw term loan remains undrawn, we expect to incur a commitment fee of 0.75% per year.

  (c)
  The repayment of all outstanding borrowings under the existing credit facility.

  (d)
  The repurchase of all outstanding 9 1/2% notes.

    We intend to use $         million of the expected net proceeds from the offering and/or borrowings under the new credit facility to repay and retire in full the $150.0 million outstanding under our 9 1/2% notes together with $         million of accrued interest at September 30, 2004 and a call premium of $         million through the tender offer. We also expect to write-off the deferred financing costs associated with the early extinguishment of the 9 1/2% notes, which were $         million at September 30, 2004.

  (e)
  The redemption of outstanding vested options to purchase            shares of common stock held by management for an aggregate redemption price of $         million.

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2003

        The unaudited pro forma statement of operations for the year ended December 31, 2003 has been prepared to reflect the following adjustments as if the Transactions had occurred on January 1, 2003. Only results from continuing operations are depicted. Actual amounts could vary from these pro forma adjustments.

  (f)
  Represents the elimination of historical interest costs associated with debt to be extinguished as a result of the transactions described in Note (c) and Note (d), or extinguished in previous financing transactions.

  (g)
  Represents the addition of the interest costs associated with the new credit facility as discussed in Note (b).

        The unaudited pro forma statement of operations has not been adjusted to reflect the following because they are non-recurring:

  •
  the write-off of deferred financing costs associated with the debt to be extinguished early, as described in Note (c), which totaled $         million at September 30, 2004;

  •
  the estimated premiums associated with the repurchase of our 9 1/2% notes as described in Note (d) which we estimate will total $         million.

Unaudited Pro Forma Statement of Operations for the Nine Months Ended September 30, 2004

        The unaudited pro forma statement of operations for the nine months ended September 30, 2004 has been prepared to reflect the following adjustments as if the Transactions had occurred on January 1, 2003. Only results from continuing operations are depicted. Actual amounts could vary from these pro forma adjustments.

  (h)
  Represents the elimination of historical interest costs associated with debt to be extinguished as a result of the transactions described in Note (c), or extinguished in previous financing transactions.

  (i)
  Represents the addition of the interest costs associated with the new credit facility as discussed in Note (b).

        The unaudited pro forma statement of operations has not been adjusted to reflect the following because they are non-recurring:

  •
  the write-off of deferred financing costs associated with the debt to be extinguished early, as described in Note (c), which totaled $         million at September 30, 2004; and

  •
  the estimated premiums associated with the repurchase of our 9 1/2% notes as described in Note (d) which we estimate will total $         million.

SELECTED FINANCIAL DATA

        The following table summarizes selected consolidated financial data of Synagro for each fiscal year of the five-year period ended December 31, 2003 and for the nine month periods ended September 30, 2003 and 2004. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, included elsewhere herein. See discussion of the restatement in footnote 2 of the December 31, 2003 consolidated financial statements.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
			(restated)	(restated)	(restated)	(restated)
	(dollars in thousands)
Statement of operations data:
Revenue	$56,463	$163,098	$260,196	$272,628	$298,552	$218,503	$241,255
Gross profit	13,992	43,198	68,095	70,748	64,101	50,641	50,995
Selling, general and administrative expenses	6,876	14,337	21,958	22,935	26,070	18,274	17,649
Reorganization costs	—	—	—	905	1,169
Special charges, net	1,500	—	1,018	—	—	—	320
Amortization of intangibles	1,527	3,516	4,458	108	450	—	—
Interest expense, net	3,236	18,908	26,968	23,498	23,356	17,622	16,428

Net income before cumulative effect of change in accounting for derivatives and asset retirement obligations, preferred stock dividends and noncash beneficial conversion charge	1,148	6,551	17,568	11,064	7,754	9,093	10,623
Cumulative effect of change in accounting for derivatives	—	—	1,153	—	—	—	—
Cumulative effect of change in accounting for asset retirement obligations	—	—	—	—	476	476	—
Preferred stock dividends	—	3,939	7,248	7,659	8,209	6,088	6,551
Noncash beneficial conversion charge	—	37,045	—	—	—	—	—

Net income (loss) applicable to common stock	$1,148	$(34,433)	$9,167	$3,405	$(931)	$2,529	$4,072

Net income (loss) per common share	$0.07	$(1.78)	$0.47	$0.17	$(0.05)	$0.13	$0.21
Common shares outstanding	16,481,399	19,289,720	19,457,389	19,627,132	19,775,821	19,775,821	19,775,821
Balance sheet data (at end of period):
Cash and cash equivalents	$181	$4,597	$252	$239	$206	$203	$335
Working capital	3,982	17,734	9,135	20,890	20,517	25,948	16,665
Total assets	99,172	449,398	448,775	492,120	490,677	505,555	508,807
Total long term debt, net of current maturities	42,182	279,098	249,016	283,530	269,133	278,795	255,250

Redeemable preferred stock	—	63,367	70,431	78,090	86,299	84,178	92,850
Stockholders' equity	45,314	53,601	60,540	64,449	64,022	68,710	68,472
Other financial data:
Cash flows from operating activities	2,090	19,620	38,209	29,650	24,149	15,814	27,311
Cash flows from investing activities	(16,316)	(250,946)	(15,485)	(15,608)	(2,592)	(3,397)	(12,351)
Cash flows from financing activities	13,992	235,743	(27,069)	(14,055)	(21,590)	(12,453)	(14,831)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions that we consider reasonable. Our actual results may differ materially from these indicated forward-looking statements. For information about these assumptions and other risks and exposures relating to our business and our company, you should refer to the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

Background

        We generate substantially all of our revenue by providing water and wastewater residuals management services to municipal and industrial customers. We provide our customers with services and capabilities, including, drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services. We currently serve more than 600 customers in 37 states and the District of Columbia. Our contracts typically have inflation price adjustments, renewal clauses and broad force majeure provisions. For the year ended December 31, 2003, we experienced a contract retention rate (both renewals and rebids) of approximately 86 percent. In the first three quarters of 2004, our contract retention rate was approximately 90 percent.

        We categorize our revenues into five types: contract, event work, purchase order (PO), product sales and design/build construction.

        Contract revenues are generated primarily from land application, collection and transportation services, dewatering, incineration, composting, drying and pelletization services and facility operations and maintenance services, and are typically performed under a contract with terms ranging from 1 to 25 years. Contract revenues accounted for approximately 81 percent and 83 percent of total revenues in the twelve month periods ended December 31, 2002 and 2003, respectively, and approximately 83 percent and 85 percent of total revenues in the nine month periods ended September 30, 2003 and 2004, respectively.

        Purchase order revenues are primarily from facility operations, maintenance services, and collection and transportation services where services are performed on a recurring basis, but not under a long-term contract. Purchase order revenues accounted for approximately 4 percent and 3 percent of total revenues in the twelve month periods ended December 31, 2002 and 2003, respectively, and approximately 4 percent and 3 percent of total revenues in the nine months ended September 30, 2003 and 2004, respectively.

        Product sales revenues are primarily generated from sales of composted and pelletized biosolids from internal and external facilities. Revenues from product sales accounted for approximately 4 percent and 4 percent of total revenues in the twelve month periods ended December 31, 2002 and 2003, respectively, and approximately 4 percent and 4 percent of total revenues in the nine months ended September 30, 2003 and 2004, respectively.

        Design/build construction revenues are derived from contracts where we agree to design, build and then operate under a long term operating contract certain processing facilities (examples include drying and pelletization, composting, incineration and dewatering facilities). We typically subcontract the design/build work to subcontractors under fixed price contracts. Revenues from construction projects accounted for approximately 4 percent and 2 percent of total revenues in the twelve month periods ended December 31, 2002 and 2003, respectively, and less than approximately 2 percent and 1 percent of total revenues in the nine months ended September 30, 2003 and 2004, respectively.

        Event project revenues are typically generated from digester or lagoon cleanout projects and temporary dewatering projects. Revenue from event projects accounted for approximately 7 percent of total revenues in the twelve month periods ended December 31, 2002 and 2003, and approximately 6 percent and 7 percent of total revenues in the nine months ended September 30, 2003 and 2004, respectively.

        Revenues under our facilities operations and maintenance contracts are recognized either when wastewater residuals enter the facility or when the residuals have been processed, depending on the contract terms. All other revenues under service contracts are recognized when the service is performed. Revenues from design/build construction projects are accounted for under the percentage-of-completion method of accounting. We provide for losses in connection with long-term contracts where an obligation exists to perform services and it becomes evident that the projected contract costs will exceed the related revenue.

        Our costs relating to service contracts include processing, transportation, spreading and disposal costs, and depreciation of operating assets. Our spreading, transportation and disposal costs can be adversely affected by unusual weather conditions and unseasonably heavy rainfall, which can temporarily reduce the availability of land application. Material must be transported to either a permitted storage facility (if available) or to a local landfill for disposal. In either case, this results in additional costs for transporting, storage and disposal of the biosolid materials versus land application in a period of normal weather conditions. Our costs relating to construction contracts primarily include subcontractor costs related to design, permit and general construction. Our selling, general and administrative expenses are comprised of accounting, information systems, marketing, legal, human resources, regulatory compliance, and regional and executive management costs. Historically, we have included amortization of goodwill resulting from acquisitions as a separate line item in our income statement. Effective January 1, 2002, goodwill is no longer amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," and the line item will contain only amortization of intangibles and acquisition-related costs for the year ended December 31, 2003.

Impact of the Transactions on Our Results of Operations and Liquidity

        Results of Operations.    We will be required to record a substantial number of one-time expenses related to the Transactions, including the following:

  •
  $            in interest expense from the write-off of deferred financing costs associated with our existing indebtedness; and

  •
  $            in legal fees and miscellaneous expenses associated with our reorganization, repayment or repurchase, as the case may be, of existing indebtedness and this offering.

        Liquidity.    We expect that upon the closing of this offering the dividend policy adopted by our board of directors will become effective. The dividend policy contemplates that, subject to applicable law and terms of our then existing indebtedness, initial annual dividends will be approximately $    per share of our common stock for the year following the closing of this offering. We expect the aggregate impact of this initial dividend policy to be $    for the year following the closing of this offering. The cash requirements of the expected initial dividend policy are in addition to our indebtedness and related debt service requirements discussed below in "—Results of Operations." We expect that our cash requirements will be funded through cash flow generated from the operations of our business. We will also have access to the new revolver of $95 million to supplement our liquidity position as needed.

Results of Operations

        The following table sets forth certain items as a percentage of revenue for the periods indicated:

	For The Year Ended December 31,						For the Nine Months Ended September 30,
	2001		2002		2003		2003		2004
	restated		restated		restated		restated
	(Dollars in thousands)
Revenue	$260,196	100.0%	$272,628	100.0%	$298,552	100.0%	$218,503	100.0%	$241,255	100.0%
Gross Profit	68,095	26.2%	70,748	26.0%	64,101	21.5%	50,641	23.2%	50,995	21.1%
Selling, general and administrative expenses	21,958	8.4%	22,935	8.4%	26,070	8.7%	18,274	8.4%	17,649	7.3%
Special charges, net	1,018	0.4%	—	—	—	—	—	—	320	0.1%
Amortization of intangibles	4,458	1.7%	108	—	450	0.2%	—	—	—	—
Income from operations	40,661	15.7%	46,800	17.2%	36,412	12.2%	32,367	14.8%	33,026	13.7%
Interest expense, net	26,968	10.4%	23,498	8.6%	23,356	7.9%	17,622	8.1%	16,428	6.8%
Income before provision for income taxes	19,914	7.7%	17,848	6.6%	12,979	4.3%	14,667	6.7%	17,414	7.2%
Net income before cumulative effect of change in accounting for derivatives and asset retirement obligations and preferred stock dividends	17,568	6.7%	11,064	4.1%	7,754	2.6%	9,093	4.2%	10,623	4.4%
Cumulative effect of change in accounting for derivatives	1,153	0.4%	—	—	—	—	—	—	—	—
Cumulative effect of change in accounting for asset retirement obligations	—	—	—	—	476	0.2%	476	0.2%	—	—
Net income before preferred stock dividends	16,415	6.3%	11,064	4.1%	7,278	2.4%	8,617	4.0%	10,623	4.4%
Preferred stock dividends	7,248		7,659		8,209		6,088		6,551
Net income (loss) applicable to common stock	$9,167		$3,405		$(931)		$2,529		$4,072

Results of Operations for the Nine Month Periods Ended September 30, 2004 and 2003

        For the nine months ended September 30, 2004, revenue was approximately $241.3 million compared to approximately $218.5 million for the nine months ended September 30, 2003, an increase of approximately $22.8 million, or 10.4 percent. Approximately $22.7 million of the increase related to contract service revenues, approximately $2.2 million related to event type work primarily in the Northeast and Central regions, and approximately $1.2 million of the increase related to an acquisition that was completed in the second quarter of 2003. These revenue increases were partially offset by declines in design/build and purchase order revenues in the first nine months of 2004.

        Gross profit for the nine months ended September 30, 2004, was approximately $51.0 million compared to approximately $50.6 million for the nine months ended September 30, 2003, an increase of $0.4 million or 0.7 percent. Gross profit in the second quarter of 2003 included a one-time non-cash gain of approximately $2.1 million recorded as a reduction of cost of operations related to a positive settlement of a warranty obligation. Excluding the settlement of the warranty obligation in 2003, gross profit increased $2.5 million or 5.1 percent as a result of the increased revenue growth discussed above, an improvement in land application (related to more normal weather patterns in 2004 compared to 2003) and cleanout operating margins partially offset by an increase of $0.4 million in depreciation expense and higher repairs and maintenance expenses at our drying and incineration facilities. Gross profit as a percentage of revenue decreased to 21.1 percent in 2004 from 23.2 percent in 2003 primarily due to the increase in depreciation expense and repairs and maintenance expense in 2004 and the reversal of the $2.1 million warranty settlement in 2003 as discussed above.

        Selling, general and administrative expenses for the nine months ended September 30, 2004 were approximately $17.6 million compared to approximately $18.3 million for the nine months ended September 30, 2003, a decrease of $0.6 million or 3.4 percent. Selling, general and administrative expenses as a percentage of revenues decreased to 7.3 percent in the first nine months of 2004 from 8.4 percent in the same period of 2003. The decrease as a percentage of revenues relates to leverage of certain fixed administrative costs and a reduction in expenses attributed to cost reduction initiatives put in place in the fourth quarter of 2003.

        We incurred a special charge of $0.3 million for costs associated with the re-audit of our 2001 financial statements during the third quarter of 2004. There was no such special charge during 2003.

        As a result of the foregoing, income from operations for the nine months ended September 30, 2004 was approximately $33.0 million compared to approximately $32.4 million for the same period in 2003. Operating income as a percentage of revenues decreased to 13.7 percent in the first nine months of 2004 from 14.8 percent for the same period of 2003. As noted above, operating income in the second quarter of 2003 included a one time non-cash gain of approximately $2.1 million recorded as a reduction of cost of operations related to a positive settlement of a warranty obligation.

        Other expense, net, was approximately $15.6 million for the nine months ended September 30, 2004, compared to approximately $17.7 million for the nine months ended September 30, 2003, representing a decrease in other expense of approximately $2.1 million. The decrease relates primarily to a reduction of $1.2 million in interest expense related to reductions in debt and savings associated with interest rate swaps and an increase in other income of $0.9 million related primarily to gains from asset sales in the second quarter of 2004.

        For the nine months ended September 30, 2004, we recorded a provision for income taxes of approximately $6.8 million compared to $5.6 million for the nine months ended September 30, 2003. Our effective tax rate was approximately 39 percent in the first nine months of 2004 compared to 38 percent in the first nine months of 2003. The increase in the effective tax rate is primarily due to the increase in state income taxes. Our tax provision is principally a deferred tax provision that will not significantly impact cash flow since we have significant tax deductions in excess of book deductions and net operating loss carryforwards available to offset future taxable income.

        On January 1, 2003, we adopted SFAS No. 143, "Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. During the first quarter of 2003, we recorded a cumulative effect of change in accounting for asset retirement obligations, net of tax, totaling approximately $0.5 million (approximately $0.8 million before tax).

        During the quarter ended June 30, 2003, we entered into a settlement agreement with one of our customers related to certain outstanding issues including, among other things, equipment and building acceptance and warranty obligations. We assumed these obligations in connection with the acquisition of the Bio Gro division of Waste Management, Inc., which closed in August 2000. We recorded these obligations as a liability in the opening balance sheet for the acquisition of Bio Gro. Under the agreement, the customer agreed to pay approximately $0.7 million for amounts due to us, while we agreed to pay the customer approximately $1.4 million in exchange for the settlement of the outstanding issues, including termination of future warranty obligations. In connection with the agreement, we reduced our liabilities for these obligations by approximately $2.1 million. This amount was recorded as a reduction of cost of sales in the accompanying condensed consolidated statements of operations for the three and nine months ended September 30, 2003.

Results of Operations for the Years Ended December 31, 2003 and 2002

        For the year ended December 31, 2003, revenue was approximately $298.6 million compared to approximately $272.6 million for 2002, an increase of approximately $26.0 million, or 9.5 percent. Approximately $25.0 million of the increase in revenues relates to increased volume from service and maintenance contracts and approximately $6.2 million of the increase in revenue relates to acquisitions. The increase in revenues from contracts and acquisitions was partially offset by a decrease of approximately

$6.3 million related to design/build contract revenues as projects were completed in the first half of 2003 and were expected to be replaced by the Honolulu project, which was delayed beyond 2003.

        Gross profit for the year ended December 31, 2003, was approximately $64.1 million compared to approximately $70.7 million for 2002, a decrease of approximately $6.6 million, or 9.3 percent. Gross profit as a percentage of revenue decreased to 21.5 percent in 2003 from 26.0 percent in 2002. The decrease in gross profit from 2003 to 2002 is primarily due to higher-than-expected handling, storage and disposal costs due to unusually inclement weather incurred primarily in the first half of the year that could not be passed to the customer and cost overruns on certain one-time event projects. Additionally, gross profit in 2003 was negatively impacted by higher repairs and utilities costs of $2.3 million. The settlement of the Riverside litigation resulted in an increase of $0.7 million in depreciation expense, which impacted 2003, as well as increased insurance costs from unfavorable development of prior year claims on our self-insured risk management program totaling $0.6 million, and approximately $1.0 million of facility startup costs. These decreases in gross profit were partially offset by margin from the overall increase in revenue and approximately $2.0 million of income from a positive settlement of a warranty obligation.

        Selling, general and administrative expenses were approximately $26.1 million, or 8.7 percent of revenues, for the year ended December 31, 2003, compared to approximately $22.9 million, or 8.4 percent of revenues, for 2002, an increase of approximately $3.2 million. Selling, general and administrative expenses increased as a percent of revenues primarily due to recording bad debt expense of $1.0 million in the fourth quarter of 2003.

        In response to lower-than-expected operating results, management performed a review of our overhead structure and reorganized certain administrative functions in the fourth quarter of 2003. As a result of these decisions, we recorded $1.2 million in reorganization costs in 2003 related to severance and termination costs.

        Amortization of intangibles increased from approximately $0.1 million in 2002 to approximately $0.4 million in 2003 resulting from the write off of $0.4 million of due diligence costs on potential acquisitions that were not consummated.

        As a result of the foregoing, income from operations for the year ended December 31, 2003 decreased to approximately $36.4 million from approximately $46.8 million in 2002, a decrease of approximately $10.4 million, or 22.2 percent.

        Other expense for the year ended December 31, 2003 was approximately $0.1 million compared to approximately $5.5 million in 2002, a decrease of approximately $5.4 million. The decrease relates primarily to the write off of deferred debt costs of $7.2 million related to the refinancing of debt in 2002, offset by a gain associated with an offset swap arrangement entered into in 2002 of approximately $1.7 million. There were no such swap activity in 2003.

        Interest expense for the year ended December 31, 2003 remained flat at approximately $23.4 million compared to approximately $23.5 million in 2002.

        For the year ended December 31, 2003, we recorded a provision for income taxes of approximately $5.2 million compared to $6.8 million in the prior year. Our effective tax rate was 40.4 percent in 2003 compared to 38 percent in 2002. The increase in the effective tax rate is primarily related to the increase in income taxes at the state level. Our provision for income taxes differs from the federal statutory rate primarily due to state income taxes. Our 2003 tax provision is principally a deferred tax provision that will not significantly impact cash flow since we have significant tax deductions in excess of book deductions and net operating loss carryforwards available to offset taxable income.

        As a result of the foregoing, net income before cumulative effect of change in accounting for derivatives and asset retirement obligations and preferred stock dividends decreased to approximately $7.8 million for 2003 compared to approximately $11.1 million in 2002.

Results of Operations for the Years Ended December 31, 2002 and 2001

        For the year ended December 31, 2002, revenue was approximately $272.6 million compared to approximately $260.2 million in 2001, an increase of approximately $12.4 million, or 4.8 percent, with approximately $3.5 million relating to the Earthwise acquisition and the balance from internal growth.

        Gross profit for the year ended December 31, 2002 was approximately $70.7 million compared to approximately $68.1 million for the year ended 2001. Gross profit, as a percentage of revenue, was 26.0 percent in 2002 compared to 26.2 percent in 2001.

        Selling, general and administrative expenses were approximately $22.9 million, or 8.4 percent of revenues, for the year ended December 31, 2002, compared to approximately $22.0 million, or 8.4 percent of revenues, for 2001, an increase of approximately $0.9 million.

        During 2002, we decided to reorganize by reducing the number of our operating regions, which resulted in approximately $0.7 million of severance costs in connection with the termination of 39 employees and approximately $0.2 million of terminated office lease arrangements. The total costs incurred of approximately $0.9 million were reported as reorganization costs in 2002. There were no such reorganization costs in the prior year.

        In 2001, we recognized approximately $1.0 million of special charges, net, including a $2.2 million charge for our estimated net exposure for unpaid insurance claims and other costs related to our 1998 and 1999 policy periods for which coverage may not be available due to the pending liquidation status of our previous insurance underwriter, Reliance National Indemnity Company, offset by a $1.1 million special credit resulting from the settlement of litigation as such matter was settled in an amount favorable to prior estimates. There were no special charges or credits in 2002.

        In 2001, we recognized gains from a litigation settlement of approximately $6.0 million related to claims between us and Azurix Corp. arising from financing and merger discussions between the companies that were terminated in October 1999 and settled in September 2001.

        Amortization of intangibles decreased from approximately $4.5 million in 2001 to approximately $0.1 million in 2002 as a result of the adoption of SFAS No. 142 in January 2002, which no longer allows the amortization of goodwill.

        As a result of the foregoing, income from operations for the year ended December 31, 2002 was approximately $46.8 million compared to approximately $40.7 million for the same period in 2001, an increase of approximately $6.1 million, or 15.0 percent.

        Other expense for the year ended December 31, 2002 was approximately $5.5 million compared to other income of approximately $0.2 million in 2001. The increase in expense relates primarily to the write off of deferred debt costs related to the refinancing of debt, approximately $7.2 million, offset by a gain associated with an offset swap arrangement entered into in 2002 of approximately $1.7 million. There were no such items in 2001.

        Interest expense for the year ended December 31, 2002 was approximately $23.5 million compared to approximately $27.0 million for the same period in 2001. Interest expense as a percent of revenue decreased from 10.4 percent in 2001 to 8.6 percent in 2002. The decrease in interest expense is related to reductions in debt funded from cash flow from operations and a decrease in our weighted average interest rate.

        For the year ended December 31, 2002, we recorded a provision for income taxes of approximately $6.8 million compared to approximately $2.3 million in the prior year. Our effective tax rate was 38.0 percent in 2002 compared to 11.8 percent in 2001. The increase in the effective tax rate from 2001 to 2002 is primarily due to a nontaxable gain from a litigation settlement in 2001, acquisition expenses deducted for income tax purposes in 2001 and a reduction in the deferred tax valuation allowance. The valuation allowance was decreased in 2002 from 2001 due to an increase in deferred tax liabilities related primarily to basis differences in fixed assets increasing the likelihood that deferred tax assets related to operating loss carryforwards would be realized. Our 2002 tax provision is principally a deferred provision that will not significantly impact cash flow since we have significant tax deductions in excess of book deductions and net operating loss carryforwards available to offset taxable income.

        As a result of the foregoing, net income before cumulative effect of change in accounting for derivatives and preferred stock dividends of approximately $11.1 million was reported for the year ended December 31, 2002, compared to approximately $17.6 million in 2001.

Liquidity and Capital Resources

Overview

        Our principal sources of funds have historically been cash generated from operating activities and long-term borrowings and equity issuances. We use cash mainly for working capital, capital expenditures and debt service. In the future, we expect that we will use cash principally to fund working capital, debt service, repayment obligations, capital expenditures and dividend payments on our common stock. In addition, we may use cash for potential earn-out payments resulting from prior acquisitions. Historically, we have financed our acquisitions principally through the issuance of equity and debt securities, our credit facility, and funds provided by operating activities.

Historical Cash Flows

        Cash Flows from Operating Activities.    For the nine months ended September 30, 2004, cash flows from operating activities were approximately $27.3 million compared to approximately $15.8 million for the same period in 2003, an increase of approximately $11.5 million or 72.7 percent. The increase primarily relates to increased net income and a reduction of cash required for working capital of $7.9 million. For the year ended December 31, 2003, cash flows from operating activities decreased to approximately $24.1 million from approximately $29.7 million for the same period in 2002, a decrease of approximately $5.6 million, or 18.9 percent. The decrease primarily relates to the decrease in income from operations of $10.4 million partially offset by cash flow generated from the decrease in prepaid expenses as a result of the change in renewal dates for insurance.

        Cash Flows from Investing Activities.    For the nine months ended September 30, 2004, cash flows used by investing activities were approximately $12.4 million compared to cash flows used of approximately $3.4 million for the same period in 2003, an increase of approximately $9.0 million. This increase primarily relates to $14.2 million of proceeds from asset sales in 2003. Additionally, we completed an acquisition in the second quarter of 2003 which resulted in cash payments of $3.8 million. For the year ended December 31, 2003, cash flows used for investing activities decreased to approximately $2.6 million from approximately $15.6 million for the same period in 2002, a decrease of approximately $13.0 million. The decrease is primarily due to approximately $14.2 million of proceeds from a sale-leaseback transaction in the second quarter of 2003.

        Cash Flows from Financing Activities.    For the nine months ended September 30, 2004, cash flows used in financing activities were approximately $14.8 million compared to approximately $12.5 million for the same period in 2003, an increase of approximately $2.4 million. The increase primarily relates to net repayments on debt totaling approximately $14.7 million during the first nine months of 2004 compared to $11.7 million for the same period in 2003. For the year ended December 31, 2003, cash flows used for financing activities increased to approximately $21.6 million from approximately $14.1 million for the same period in 2002, an increase of approximately $7.5 million. Cash flows used for financing activities in 2003 primarily related to $20.8 million of payments on debt, while 2002 relates to payments on debt, net of proceeds from debt totaling $6.7 million and $7.3 million of debt issuance costs.

Capital Expenditure Requirements

        Capital expenditures for the nine months ended September 30, 2004 totaled approximately $20.2 million (which included approximately $             million for new facilities, including $8.7 million to fund construction of the Sacramento biosolids processing facility) compared to approximately $13.9 million (which included $             million for new facilities, including $2.8 million to fund construction of the Sacramento biosolids processing facility) in the same period of 2003. Our ongoing capital expenditure program consists of expenditures for replacement equipment, betterments, and growth. We expect our capital expenditures for 2004 to be approximately $28 million to $30 million, which should include approximately $15.0 million for new facilities, including $12.0 million related to the construction of the Sacramento biosolids processing facility. Capital expenditures related to the construction of the Sacramento biosolids processing facility are primarily funded by restricted cash.

Debt Service Requirements

        On March 9, 2004, we amended our credit facility to, among other things, exclude certain charges from its financial covenant calculations, to clarify certain defined terms, to increase the amount of indebtedness permitted under its total leverage ratio, and to reset capital and operating lease limitations.

        In May 2003, we incurred indebtedness of $0.5 million in connection with the Aspen Resources acquisition. The note payable to the former owners is due monthly at an annual interest rate of five percent beginning May 2004. Amounts outstanding under this note payable will be prefunded with proceeds of this offering and/or borrowings under our new credit facility.

        In August 2002, we incurred indebtedness of approximately $1.5 million to the former owners of Earthwise in connection with the Earthwise acquisition. Terms of the note issued in connection with the acquisition require three equal, annual installments beginning October 2003. Interest of five percent per annum is payable quarterly beginning October 1, 2002. The first payment was made on September 30, 2003.

        In May 2002, we entered into an amended and restated $150 million senior credit agreement that provides for a $70 million funded term loan and up to a $50 million revolver, with the ability to increase the total commitment to $150 million. The term loan proceeds were used to payoff the existing senior debt that remained unpaid after the private placement of our 9 1/2% notes. This credit facility is secured by substantially all of our assets and those of our subsidiaries (other than assets securing nonrecourse debt) and includes covenants restricting the incurrence of additional indebtedness, liens, certain payments and sale of assets. The existing credit facility contains standard covenants, including compliance with laws, limitations on capital expenditures, restrictions on dividend payments, limitations on mergers and compliance with certain financial covenants. During May 2003, we amended our existing credit facility to increase the revolving loan commitment to approximately $95 million. Requirements for mandatory debt payments from excess cash flows, as defined, were unchanged. On March 9, 2004, we further amended our existing credit facility to, among other things, exclude certain charges from its financial covenant calculations, to clarify certain defined terms, to increase the amount of indebtedness permitted under its total leverage ratio, and to reset capital and operating lease limitations.

        We intend to repay and replace the existing credit facility and repurchase the 9 1/2% notes in connection with this offering and entering into the new credit facility.

        Concurrently with the closing of this offering, Synagro will enter into a $305.0 million new senior secured credit facility with a syndicate of financial institutions, including affiliates of Banc of America Securities LLC, Lehman Brothers Inc. and CIBC World Markets Corp. Throughout this prospectus, we refer to this credit facility as the "new credit facility." We expect that the new credit facility will be comprised of a senior secured revolving facility in a total principal amount of $95.0 million, which we refer to as the "new revolver," a senior secured term loan facility in an aggregate principal amount of $180.0 million, which we refer to as the "new term loan," and a delayed draw term loan facility in an aggregate principal amount of

$30.0 million, which we refer to as the "delayed draw term loan." We expect that the new revolver will have a five-year maturity and the new term loan and delayed draw term loan will have a seven-year maturity. The new credit facility will be secured by first priority security interests in substantially all of our assets and those of our subsidiaries (other than assets securing nonrecourse debt). We expect that there will be no amortization of the new term loan. The closing of this offering is conditioned upon the closing of the new credit facility. While the new credit facility will permit us to pay dividends to holders of our common stock, it will contain significant restrictions on our ability to do so. See "Dividend Policy and Restrictions" and "Description of Certain Indebtedness—The New Credit Facility."

        We expect that the new credit facility will require that we meet certain financial tests including, without limitation, a maximum senior and total leverage ratio and a minimum fixed charge coverage ratio. We also expect that our new credit facility will contain customary covenants and restrictions including, among others, limitations or prohibitions on capital expenditures and acquisitions, declaring and paying dividends and other distributions, redeeming and repurchasing our other indebtedness, loans and investments, additional indebtedness, liens, guarantees, recapitalizations, mergers, asset sales and transactions with affiliates.

        In 1996, the Maryland Energy Financing Administration issued nonrecourse tax-exempt project revenue bonds (the "Maryland Project Revenue Bonds") in the aggregate amount of $58.6 million. The Administration loaned the proceeds of the Maryland Project Revenue Bonds to Wheelabrator Water Technologies Baltimore L.L.C., now our wholly owned subsidiary known as Synagro—Baltimore, L.L.C., pursuant to a June 1996 loan agreement, and the terms of the loan mirror the terms of the Maryland Project Revenue Bonds. The loan financed a portion of the costs of constructing thermal facilities located in Baltimore County, Maryland, at the site of its Back River Wastewater Treatment Plant, and in the City of Baltimore, Maryland, at the site of its Patapsco Wastewater Treatment Plant. We assumed all obligations associated with the Maryland Project Revenue Bonds in connection with our acquisition of the Bio Gro Division of Waste Management, Inc. in 2000. Maryland Project Revenue Bonds in the aggregate amount of $14.6 million have already been paid, and the remaining Maryland Project Revenue Bonds bear interest at annual rates between 5.65 percent and 6.45 percent and mature on dates between December 1, 2004 and December 1, 2016.

        In December 2002, the California Pollution Control Financing Authority (the "Authority") issued nonrecourse revenue bonds ("Sacramento Biosolids Facility Project") in the aggregate amount of $21.3 million. The nonrecourse revenue bonds consist of $20.1 million Series 2002-A and $1.2 million Series 2002-B (taxable) (collectively, the "Bonds"). The Authority loaned the proceeds of the Bonds to Sacramento Project Finance, Inc., a wholly owned subsidiary of ours, pursuant to a loan agreement dated December 1, 2002. The loan will finance the acquisition, design, permitting, constructing and equipping of a biosolids dewatering and heat drying/pelletizing facility for the Sacramento Regional Sanitation District. The Bonds bear interest at annual rates between 4.25 percent and 5.5 percent and mature on dates between December 1, 2006 and December 1, 2024.

Pro Forma Commitments

        On a pro forma basis after giving effect to the Transactions, we had ongoing commitments under various contractual and commercial obligations as of September 30, 2004, as follows:

Contractual Obligations
Payments Due by Period	Long-Term Debt	Non-Recourse Project Revenue Bonds	Capital Lease Obligations	Estimated Interest Expense	Operating Lease Obligations	Total
(in millions)
Total
Less than 1 year
1 to 3 years
4 to 5 years
After 5 years

        Interest expense is estimated because certain of our debt has variable interest rates. For purposes of this estimate, variable interest rates as of December 31, 2003 were utilized.

Historical Commitments

        At December 31, 2003, future minimum principal payments of long-term debt and nonrecourse project revenue bonds, capital lease obligations, estimated cash interest expense on debt and operating lease obligations are as follows (in thousands):

Year Ended December 31,	Long-Term Debt	Non-Recourse Project Revenue Bonds	Capital Lease Obligations	Estimated Cash Interest Expense on Debt	Operating Lease Obligations	Total
2004	$1,048	$2,543	$2,678	$21,045	$8,199	$35,513
2005	1,053	3,273	2,780	20,690	6,209	34,005
2006	558	3,456	2,492	20,283	4,289	31,078
2007	556	3,686	3,211	19,887	3,691	31,031
2008	42,527	3,913	3,717	19,345	3,521	73,023
2009-2013	150,000	23,417	441	15,315	13,638	202,811
2014-2018	—	14,851	—	4,672	2,718	22,241
Thereafter	—	9,732	—	2,188	83	12,003

Total	$195,742	$64,871	$15,319	$123,425	$42,348	$441,705

        Interest expense is estimated because certain of our debt has variable interest rates. For purposes of this estimate, variable interest rates as of December 31, 2003 were utilized.

        Our principal sources of funds following the Transactions are anticipated to be cash flows from operating activities and available borrowings under the new credit facility. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for anticipated dividend payments, working capital, capital expenditures and other needs for at least the next 12 months. No assurance can be given, however, that this will be the case. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us.

        We have entered into various lease transactions to purchase transportation and operating equipment that have been accounted for as capital lease obligations and operating leases. The capital leases have lease terms of three to six years with interest rates from 5.0 percent to 7.18 percent. The net book value of the equipment related to these capital leases totaled approximately $15.8 million as of September 30, 2004. The operating leases have terms of two to eight years. Additionally, we have guaranteed a maximum lease risk amount to the lessor of one of the operating leases. The fair value of this guaranty is approximately $0.2 million as of September 30, 2004, and is included in current liabilities.

        Series D Redeemable Preferred Stock.    We have authorized 32,000 shares of Series D Preferred Stock, par value $.002 per share. In 2000, we issued a total of 25,033.601 shares of the Series D Preferred Stock to GTCR Fund VII, L.P. and its affiliates, which is convertible by the holders into a number of shares of our common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series D Preferred Stock is senior to our common stock or any other of our equity securities. The liquidation value of each share of Series D Preferred Stock is $1,000 per share. Dividends on each share of Series D Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at our option. Upon conversion of the Series D Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of our common stock at the conversion price. The Series D Preferred Stock is entitled to one vote per share. Shares of Series D Preferred Stock are subject to mandatory redemption by us on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series D Preferred Stock excluding accrued dividends were converted at September 30, 2004, they would represent 10,013,441 shares of common stock. Immediately prior to the closing of this offering, holders of our preferred stock will convert all of their preferred shares into shares of our existing common stock, some of which will then be sold in this offering.

        Series E Redeemable Preferred Stock.    We have authorized 55,000 shares of Series E Preferred Stock, par value $.002 per share. GTCR Fund VII, L.P. and its affiliates own 37,504.229 shares of Series E Preferred Stock and certain affiliates of The TCW Group, Inc. own 7,254.462 shares. The Series E Preferred Stock is convertible by the holders into a number of shares of our common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series E Preferred Stock is senior to our common stock and any other of our equity securities. The liquidation value of each share of Series E Preferred Stock is $1,000 per share. Dividends on each share of Series E Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at our option. Upon conversion of the Series E Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of our common stock at the conversion price. The Series E Preferred Stock is entitled to one vote per share. Shares of Series E Preferred Stock are subject to mandatory redemption by us on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series E Preferred Stock excluding accrued dividends were converted at September 30, 2004, they would represent 17,903,475 shares of common stock. Immediately prior to the closing of this offering, holders of our preferred stock will convert all of their preferred shares into shares of our existing common stock, some of which will then be sold in this offering.

        Swap Agreements.    On September 21, 2004, we entered into an interest rate swap transaction on $67 million of our 9 1/2% notes that matures on April 1, 2005. Under the terms of the agreement, we pay a fixed rate of 2.62 percent and receives a floating rate based on six month LIBOR. The mark to market value of this swap was recorded as a reduction in interest expense of $33,000 during the quarter ended September 30, 2004.

        On July 24, 2003, we entered into two interest rate swap transactions with two financial institutions to hedge our exposure to changes in the fair value on $85 million of our $150 million 9 1/2% notes. The purpose of these transactions was to convert future interest due on $85 million of the 9 1/2% notes to a lower variable rate in an attempt to realize savings on our future interest payments. The terms of the interest rate swap contract and the underlying debt instruments are identical. We designated these swap agreements as fair value hedges. The swaps have notional amounts of $50 million and $35 million and mature in April 2009 to mirror the maturity of the 9 1/2% notes. Under the agreements, we pay on a semi-annual basis (each April 1 and October 1) a floating rate based on a six-month U.S. dollar LIBOR rate, plus a spread, and receives a fixed-rate interest of 9 1/2%. During 2003, we recorded interest savings related to these interest rate swaps of $1 million, which served to reduce interest expense. The $1.0 million fair value of these derivative instruments is included in other long-term liabilities as of September 30, 2004. The carrying value of our 9 1/2% notes was decreased by the same amount.

        The 12 percent subordinated debt was repaid on April 17, 2002, with the proceeds from the sale of the 9 1/2% notes. On June 25, 2002, we entered into a floating-to-fixed interest rate swap agreement that substantially offsets market value changes in our reverse swap agreement. The liability related to this reverse swap agreement and the floating-to-fixed offset agreement totaling approximately $2.5 million is reflected in other long-term liabilities at September 30, 2004. The gain recognized during the nine months ended September 30, 2004 related to the floating-to-fixed interest rate swap agreement was approximately $32,000, while the loss recognized related to the reverse swap agreement was approximately $67,000. The amount of the ineffectiveness of the reverse swap agreement charged to other expense was approximately $35,000 for the nine months ended September 30, 2004.

        On June 25, 2001, we entered into a reverse swap on our 12 percent subordinated debt and used the proceeds from the reverse swap agreement to retire previously outstanding floating-to-fixed interest rate swap agreements (the "Retired Swaps") and option agreements. Accordingly, the balance included in accumulated other comprehensive loss included in stockholders' equity related to the Retired Swaps is being recognized in future periods' income over the remaining term of the original swap agreement. The amount of accumulated other comprehensive income recognized for the year ended December 31, 2003 and the nine months ended September 30, 2004 was approximately $0.5 million and $0.4 million, respectively.

Interest Rate Risk

        As of September 30, 2004, on a pro forma basis after giving effect to the Transactions, we estimate that we would have had approximately $           million outstanding under our new credit facility. Our new credit facility is subject to a variable interest rate. Accordingly, our earnings and cash flow are affected by changes in interest rates. Assuming the pro forma level of borrowings of $           million at variable rates and assuming a one percentage point increase in the average interest rate of these borrowings, we estimate that our interest expense for the 12 months ended September 30, 2004 would have increased by approximately $           million.

Working Capital

        At September 30, 2004, we had working capital of approximately $16.7 million compared to approximately $20.5 million at December 31, 2003, a decrease of approximately $3.8 million. The decrease in working capital is principally due to a $4.0 million short term note for the purchase of land as increases in receivables and other assets, offset by increases in accounts payable and accrued expenses due to the seasonal increase in business activity.

Recent Accounting Pronouncements

        On January 1, 2003, we adopted Statement on Financial Accounting Standards ("SFAS") No. 143, "Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. Our asset retirement obligations primarily consist of equipment dismantling and foundation removal at certain facilities and temporary storage facilities. During the first quarter of 2003, we recorded a charge related to the cumulative effect of change in accounting for asset retirement obligations, net of tax, totaling approximately $0.5 million (approximately $0.8 million before tax), increased liabilities by approximately $1.6 million, and increased property, plant and equipment by approximately $0.5 million. There was no impact on our cash flows as a result of adopting SFAS No. 143. The asset retirement obligation, which is included on the condensed consolidated balance sheet in other long-term liabilities including accretion of approximately $0.1 million, was approximately $1.8 million at September 30, 2004.

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. Companies must disclose in both annual and interim financial statements the method used to account for stock-based compensation. We will continue to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for our plans. Therefore, no compensation cost has been recognized in the accompanying condensed consolidated financial statements for our stock option plans.

        Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which requires that we recognize all derivative instruments as assets or liabilities in our balance sheet and measure them at their fair value. Changes in the fair value of a derivative are recorded in income or directly to equity, depending on the instrument's designated use. For derivative instruments that are designated and qualify as a cashflow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into income when the hedged transaction affects income, while the ineffective portion of the gain or loss on the derivative instrument is recognized currently in earnings. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current income during the period of the change in fair values. The transition adjustment related to the adoption of this statement has been reflected as a "cumulative effect of change in accounting for derivatives" of approximately $1.2 million, net of tax, charged to net income and approximately $2.1 million charged to accumulated other comprehensive income included in stockholders' equity as of January 1, 2001.

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will be amortized over their useful lives. We completed the initial impairment test required by the provisions of SFAS No. 142 as of January 1, 2002, and determined that there was no impairment of our goodwill.

        Effective January 1, 2002, we discontinued the amortization of goodwill in accordance with our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." For more information, see the notes to the audited financial statements included elsewhere in this prospectus.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Among other things, SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. SFAS No. 145 is effective for us beginning January 1, 2003. As a result of this statement, we reclassified our write-off of $7.2 million of deferred debt costs that was originally recorded in 2002 as an extraordinary loss on early extinguishment of debt totaling $4.5 million, net of taxes of $2.8 million, to other expense and provision for income taxes, respectively, in the accompanying consolidated statement of operations for 2002.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. We adopted SFAS No. 146 during the first quarter of 2003 and there was no effect on our results of operations and financial position.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. We adopted the disclosure requirements of FIN 45 for the year ended December 31, 2002. Additionally, on January 1, 2003, the accounting requirements were adopted with no effect on our financial position or results of operations.

        During 1996, we adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, which is effective for fiscal years beginning after December 15, 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. SFAS No. 123 requires, among other things, that compensation cost be calculated for fixed stock options at the grant date by determining fair value using an option-pricing model. We have the option of recognizing the compensation cost over the vesting period as an expense in the income statement or making pro forma disclosures in the notes to the financial statements for employee stock-based compensation.

        In December 2004, SFAS 123 Accounting for Stock-Based Compensation was revised (SFAS 123R). This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement addresses concerns of users and others, improves the comparability of reported financial information by eliminating alternative accounting methods and simplifies U.S. GAAP. The Statement is effective for periods beginning after June 15, 2005. The Company is in the process of evaluating the impact of the implementation of this Statement.

        We continue to apply APB Opinion No. 25 and related interpretations in accounting for our plans. Accordingly, no compensation cost has been recognized in the accompanying consolidated financial statements for our stock option plans. For more information, see the notes to the audited financial statements included elsewhere in this prospectus.

        On January 1, 2003, we adopted SFAS No. 143, "Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. Our asset retirement obligations primarily consist of equipment dismantling and foundation removal at certain facilities and temporary storage facilities. During the first quarter of 2003, we recorded a charge related to the cumulative effect of change in accounting for asset retirement obligations, net of tax, totaling approximately $0.5 million (approximately $0.8 million before tax), increased liabilities to approximately $1.6 million, and increased property, plant and equipment by approximately $0.5 million. There was no impact on our cash flows as a result of adopting SFAS No. 143. The pro forma asset retirement obligation would have been approximately $1.4 million at January 1, 2001, and approximately $1.5 million and $1.6 million at December 31, 2001 and 2002, respectively, had we adopted SFAS No. 143 on January 1, 2001. The asset retirement obligation, which is included on the consolidated balance sheet in other long-term liabilities including accretion of approximately $0.1 million, was approximately $1.7 million at December 31, 2003. For more information, see the notes to the audited financial statements included elsewhere in this prospectus.

        In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 defines a variable interest entity as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 requires an entity to consolidate a variable interest entity if that entity will absorb a majority of the variable interest entity's expected losses if they occur, receive a majority of the variable interest entity's expected residual returns if they occur, or both. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of the pronouncement were initially to be effective for the first interim or annual period beginning after June 15, 2003. However, in October 2003, the FASB delayed the effective date of FIN No. 46 on these entities to the first period beginning after December 15, 2003. We determined that we do not have any variable interest entities at December 31, 2003, as defined by the pronouncement.

        In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after September 30, 2003, (except for certain exceptions) and for hedging relationships designated after September 30, 2003. We adopted SFAS No. 149 in the fourth quarter of 2003 and there was no effect on our results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption.

        While we do have mandatory redeemable preferred stock with characteristics of both liabilities and equity, our Series D and Series E preferred stock is also convertible to shares of our common stock at the option of the holder up until the mandatory redemption date. Additionally, the option feature held by the holder is considered to be substantive as the conversion price was less than the market price at the date of issuance. Based on the above features of the preferred stock, the adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

Critical Accounting Estimates and Assumptions

        In preparing financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are our significant estimates and assumptions made in preparation of our financial statements:

        Allowance for Doubtful Accounts—We estimate losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation of the likelihood of success in collecting the receivable. Allowance for doubtful accounts at December 31, 2003 and September 30, 2004 was approximately $1.5 million and $1.2 million, respectively.

        Loss Contracts—We evaluate our revenue producing contracts to determine whether the projected revenues of such contracts exceed the direct cost to service such contracts. These evaluations include estimates of the future revenues and expenses. Accruals for loss contracts are adjusted based on these evaluations.

        Property and Equipment/Long-Lived Assets—Management adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" during the first quarter of 2002. Property and equipment is reviewed for impairment pursuant to these provisions. The carrying amount of an asset (group) is considered impaired if it exceeds the sum of our estimate of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset (group), excluding interest charges.

        We regularly incur costs to develop potential projects or facilities and procure contracts for the design, permitting, construction and operations of facilities. We recorded $31.4 million in property and long-term assets related to these activities at September 30, 2004, compared to $14.7 million at December 31, 2003. We routinely review the status of each of these projects to determine if these costs are realizable. If we are unsuccessful in obtaining the required permits, government approvals, or fulfilling the contract requirements, these costs will be expensed.

        Goodwill—Goodwill attributable to our reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of future cash flows, future growth rates, costs of capital and estimates of market multiples. As required under current accounting standards, we test for impairment annually at year end unless factors become known that impairment may have occurred prior to year end. During the nine months ended September 30, 2004, we recorded certain adjustments totaling $0.8 million related to earn out payments to former owners.

        Purchase Accounting—We estimate the fair value of assets, including property, machinery and equipment and its related useful lives and salvage values, and liabilities when allocating the purchase price of an acquisition to the acquired assets and liabilities.

        Income Taxes—We assume the deductibility of certain costs in our income tax filings and estimate the recovery of deferred income tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from our estimates, we may not realize deferred tax assets to the extent we have estimated.

        Legal and Contingency Accruals—We estimate and accrue the amount of probable exposure we may have with respect to litigation, claims and assessments. These estimates are based on management's assessment of the facts and the probabilities of the ultimate resolution of the litigation.

        Self-Insurance Reserves—We are substantially self-insured for workers' compensation, employers' liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages and actuarial assumptions regarding future claims development and claims incurred but not reported.

        Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Other

        We maintain two leases with an affiliate of one of our stockholders. The first lease had an initial term through July 31, 2004, with an option to renew for an additional five-year period, which was exercised at the end of the initial term. Rental payments made under this lease in 2003 totaled approximately $0.1 million.

The second lease has an initial term through December 31, 2013. Rental payments made under the second lease in 2003 totaled approximately $0.1 million.

        As of December 31, 2003, we had recognized deferred tax assets of $33.1 million associated with net operating loss ("NOL") carryforwards of approximately $90 million available to reduce future income taxes. These carryforwards begin to expire in 2008. A change in ownership, as defined by federal income tax regulations, could significantly limit our ability to utilize our carryforwards. The transactions may result in an ownership change for tax purposes. Accordingly, our ability to utilize our NOLs to reduce future taxable income and tax liabilities may be limited. Additionally, because federal tax laws limit the time during which these carryforwards may be applied against future taxes, we may not be able to take full advantage of these attributes for federal income tax purposes. We estimate that our effective tax rate in 2004 will approximate 39 percent of pre-tax income. Substantially all of our tax provision over the next several years is expected to be deferred in nature due to significant tax deductions in excess of book deductions for goodwill and depreciation.

BUSINESS

        We are the largest recycler of biosolids and other organic residuals in the United States and the only national company focused exclusively on the $8 billion organic residuals industry, which includes water and wastewater residuals. We serve more than 600 municipal and industrial water and wastewater treatment accounts with operations in 37 states and the District of Columbia.

        Biosolids and other organic residuals are solid or liquid material generated by municipal wastewater treatment facilities or residual management facilities. We provide our customers with services and capabilities that focus on the beneficial reuse of organic nonhazardous residuals, including biosolids, resulting primarily from the wastewater treatment process. We believe that the services we offer are compelling to our customers because they allow our customers to avoid the significant capital and operating costs that they would have to incur if they internally managed their water and wastewater residuals.

        We partner with our clients to develop cost-effective and environmentally sound solutions for their residuals processing and beneficial use requirements. Our broad range of services include drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services. We currently operate six heat-drying facilities, five composting facilities, three incineration facilities and 31 permanent and 35 mobile dewatering units.

        Our existing customer base is comprised primarily of municipal customers, which accounted for approximately 87 percent of our revenues for the year ended December 31, 2003, as well as industrial and commercial waste generators. We also cater to buyers who purchase our fertilizers and other marketed products. Our size and scale offer significant advantages over our competitors in terms of operating efficiencies and the breadth of services we provide our customers. Approximately 91 percent of our revenue for the year ended December 31, 2003 was derived from sources that we believe are recurring in nature, including contracts, purchase orders and product sales. For the year ended December 31, 2003, our revenue, income from operations and Adjusted EBITDA were $298.6 million, $36.4 million and $57.2 million, respectively, and for the nine months ended September 30, 2004, our revenue, income from operations and Adjusted EBITDA were $241.3 million, $33.0 million and $48.5 million, respectively.

        Contract revenues accounted for approximately 83 percent of our revenue for the year ended December 31, 2003 and approximately 85 percent of our revenue for the nine months ended September 30, 2004. These revenues were generated through more than 560 contracts that range from one to twenty five years in length. Contract revenues are generated primarily from land application, collection and transportation services, dewatering, incineration, composting, drying and pelletization services and facility operations and maintenance services. These contracts have an estimated remaining contract value including renewal options, which we call backlog, of approximately $2.2 billion as of both December 31, 2003 and September 30, 2004. This backlog represents more than seven times our revenue for the year ended December 31, 2003. Our estimated backlog, excluding renewal options, was approximately $1.6 billion as of December 31, 2003 and $1.5 billion as of September 30, 2004. "See—Backlog." Our top ten customers, which represent approximately $1.2 billion, or 52%, of our backlog as of September 30, 2004, have an average of 8.2 years remaining on their current contracts, including renewal options. We have historically enjoyed high contract retention rates (both renewals and rebids) of approximately 85 percent to 90 percent of contract revenue value. In the first three quarters of 2004, our contract retention rate was approximately 90 percent.

Industry Overview

History

        We believe that the organic residuals industry, which includes water and wastewater residuals, is approximately $8 billion in size and will continue to grow at four to five percent annually over the next decade. The growth in the underlying volumes of wastewater residuals generated by the municipal and industrial markets is driven by a number of factors, including:

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  Population growth and population served;

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  Pressures to better manage wastewater;

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  More restrictive laws and regulations; and

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  Advances in technology.

        Most residential, commercial, and industrial wastewater is collected through an extensive network of sewers and transported to wastewater treatment plants, which are known as publicly owned treatment works ("POTWs"). When wastewater is treated at POTWs or at industrial wastewater pre-treatment facilities, the process separates the liquid portion of the wastewater from the solids (or wastewater residuals) portion. The water is treated for ultimate discharge, typically into a river or other surface water. Prior to the promulgation of the 40 CFR Part 503 Regulations by the EPA pursuant to the Clean Water Act ("Part 503 Regulations") in 1993, most POTWs simply disposed of untreated wastewater residuals through surface water dumping, incineration, and landfilling. The Part 503 Regulations began a phase out of surface water dumping of wastewater residuals and, after one of the EPA's most thorough risk assessments, encouraged their beneficial reuse. This created significant growth for the water and wastewater residuals management industry. To establish beneficial reuse as an option for wastewater generators, the EPA established a classification methodology for the wastewater residuals that is based on how the wastewater residuals are processed. Now, in most cases, the POTW further processes the wastewater residuals and produces a semisolid, nutrient-rich by-product known as biosolids. We use the term "wastewater residuals" to include both solids that have been treated pursuant to the Part 503 Regulations and those that have not. Biosolids, as a subset of wastewater residuals, is intended to refer to wastewater solids that meet either the Class A or Class B standard as defined in the Part 503 Regulations.

Classes of Biosolids

        When treated and processed according to the Part 503 Regulations, biosolids can be beneficially reused and applied to crop land to improve soil quality and productivity due to the nutrients and organic matter that they contain. Biosolids applied to agricultural land, forest, public contact sites, or reclamation sites must meet either Class A or Class B bacteria, or pathogen and insect and rodent attraction, or vector attraction reduction requirements contained in the Part 503 Regulations. This classification is determined by the level of processing the biosolids have undergone. Pursuant to the Part 503 Regulations, there are specific methods available to achieve Class A standards and other specific methods available to achieve Class B standards, otherwise the biosolids are considered Sub-Class B. Each alternative for Class A requires that the resulting biosolids be essentially pathogen free. In general, Class A biosolids are generated by more capital intensive processes, such as composting, heat drying, heat treatment, high temperature digestion and alkaline stabilization. Class A biosolids have the highest market value, are sold as fertilizer, and can be applied to any type of land or crop.

        Class B biosolids are treated to a lesser degree by processes such as digestion or alkaline stabilization. These biosolids are typically land applied on farmland by professional farmers or agronomists and are monitored to comply with associated federal and state reporting requirements. The Part 503 Regulations, however, regulate the type of agricultural crops for which Class B biosolids may be used.

        Finally, in some cases, the POTW does not treat its wastewater residuals to either Class A or Class B standards and such residuals are considered Sub-Class B. These residuals can either be processed to Class A standards or Class B standards by an outside service provider or disposed of through incineration or landfilling.

Market Size/Fragmentation

        According to the EPA's 1999 study entitled Biosolids Generation, Use, and Disposal in the United States, the quantity of municipal biosolids produced in the United States was projected to be approximately 7.1 million dry tons in 2000, processed through approximately 16,000 POTWs. It is estimated that 8.2 million dry tons of biosolids will be generated in 2010, and that an additional 3,000 POTWs will be built by 2012. It is also estimated that 63 percent of these biosolids volumes are currently beneficially reused, growing to 70 percent by 2010. An independent 2000 study by the Water Infrastructure Network, entitled Clean & Safe Water for the 21st Century, estimates that municipalities spend more than $22 billion per year on the operations and maintenance of wastewater treatment plants. We estimate that, based on conversations with consulting engineers, up to 40 percent of those annual costs, or $8.8 billion, are associated with the management of municipal wastewater residuals.

        Industry sources, including EPA studies and manuals and research and analysis reports from Informa Economics, Inc., and internal information have led us to estimate that a total volume of 135 million dry tons of organic residuals are processed each year. Therefore, we estimate the total size of the combined municipal and industrial wastewater residuals market to be $8 billion.

        We believe that the management of wastewater residuals is a highly fragmented industry and that we are the only dedicated provider of a full range of services on a national scale. Historically, POTWs performed the necessary wastewater residuals management services, but this function is increasingly being performed by private contractors in an effort to lower cost, increase efficiency and comply with stricter regulations.

        We believe we compete in a stable, recession resistant industry. We provide a necessary service to our municipal and industrial customers. We derive substantially all of our revenues from municipal water and wastewater utilities. Demand for our industry's services are promulgated by government regulations defining the use and disposal of wastewater residuals. We believe that population growth, better wastewater management treatment processes and stricter regulations are factors driving growth in the industry.

Market Growth

        We believe the estimated $8.0 billion organic residuals industry, which includes water and wastewater residuals, will continue to grow at four to five percent annually over the next decade. The growth in the underlying volumes of wastewater residuals generated by the municipal and industrial markets is driven by a number of factors. These factors include:

        Population Growth and Population Served.    As the population grows, the amount of biosolids produced by municipal POTWs is expected to increase proportionately. In addition to population growth, the amount of residuals available for reuse should also grow as more of the population is served by municipal sewer networks. As urban sprawl continues and the desire of cities to annex surrounding areas increases, POTWs will treat more wastewater. It is expected that the amount of wastewater residuals managed on a daily basis by municipal wastewater treatment plants will increase to more than 8.2 million dry tons by 2010.

        Pressures To Better Manage Wastewater.    There is tremendous pressure from many stakeholders, including environmentalists, land owners, and politicians, being applied to municipal and industrial wastewater generators to better manage the wastewater treatment process. The costs (such as regulatory penalties and litigation exposure) of not applying the best available technology to properly manage waste streams have now grown to material levels. This trend should continue to drive the growth of more wastewater treatment facilities with better separation technologies, which increase the amount of residuals ultimately produced.

        Stricter Regulations.    If the trend continues and laws and regulations that govern the quality of the effluent from wastewater treatment plants become stricter, POTWs and industrial wastewater treatment facilities will be forced to remove more and more residuals from the wastewater, thereby increasing the amount of residuals needing to be properly managed.

        Advances in Technology.    The total amount of residuals produced annually continues to increase due to advancements in municipal and industrial wastewater treatment technology. In addition to improvements in secondary and tertiary treatment methods, which can increase the quantity of residuals produced at a wastewater treatment plant, segregation technologies, such as microfiltration, also result in more residuals being separated from the wastewater.

Market Trends

        In addition to the growth of the underlying volumes of wastewater residuals, there is a trend of municipalities converting from Sub-Class B and Class B processes to Class A processes. There are numerous reasons for this trend, including:

        Decaying Infrastructure.    Many municipal POTWs operate aging and decaying wastewater infrastructure. According to the Water Infrastructure Network's 2000 study, municipalities will need to spend more than $900 billion over the next 20 years to upgrade these systems. As this effort is rolled out and POTWs undergo design changes and new construction, opportunities will exist to also upgrade wastewater residuals treatment processes. We expect that the trend toward more facility-based approaches, such as drying and pelletization, will increase with this infrastructure spending. In addition, the need to provide capital for these expenditures should create pressures for more outsourcing opportunities.

        Shrinking Agricultural Base and Urbanization.    As population density increases, the availability of nearby farmland for land application of Class B biosolids becomes diminished. Under these circumstances, the transportation costs associated with a Class B program may increase to such an extent that the higher upfront processing costs of Class A programs may become attractive to generators. Production of Class A pellets offers significant volume reduction, greatly reduced transportation costs, and the enhanced value of pellets allows, in many cases, revenue realization from product sales.

        Public Sentiment.    While the Part 503 Regulations provide equal levels of public safety in the distribution of Class A and Class B biosolids, the public sometimes perceives a greater risk from the application of Class B biosolids. This is particularly true in heavily populated areas. Municipalities are responding to these public and political pressures by upgrading their programs to the Class A level. Certain municipalities and wastewater agencies have industry leadership mindsets where they endeavor to provide their constituents with the highest level, most advanced treatment technologies available. These municipalities and agencies will typically fulfill at least a portion of their residuals management needs with Class A technologies.

        Regulatory Stringency.    With the promulgation of the Part 503 Regulations, the EPA and, subsequently, state regulatory agencies have made the distribution of Class A biosolids products largely unrestricted. Utilization requirements for Class B biosolids are significantly more onerous. Based on this, municipalities are moving to Class A programs to avoid the governmental permitting, public hearings, compliance and enforcement bureaucracy associated with Class B programs. This regulatory support to reduce and recycle residuals, and to increase the quality of the biosolids, works in our favor.

Our Competitive Strengths

        We believe that the following strengths differentiate us in the marketplace:

        National, Full-Service Industry Leader.    We are the largest recycler of biosolids and other organic residuals in the United States and the only national company focused exclusively on water and wastewater residuals management. We provide our customers with services and capabilities, including drying and pelletization, composting, product marketing, incineration, alkaline stabilization, land application, collection and transportation, regulatory compliance, dewatering, and facility cleanout services. We believe our broad range of services exceeds those offered by our competitors in the water and wastewater residuals management industry and provides us with a unique and differentiated service offering platform. We believe that our leading market position provides us with more operating leverage and a unique competitive advantage in attracting and retaining customers and employees as compared to our regional and local competitors.

        Recurring Revenues and Stable Operating Cash Flows.    Approximately 91 percent of our revenue for the year ended December 31, 2003 was derived from sources that we believe are recurring in nature, including long-term contracts primarily with municipal customers. These contracts accounted for approximately 83 percent and 85 percent of our revenue for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. Our contract expirations are staggered, mitigating the impact of any individual contract loss. Our contract revenue backlog, including renewal options, was approximately $2.2 billion as of December 31, 2003 and approximately $2.2 billion as of September 30, 2004. This backlog represents more than seven times our revenue for the year ended December 31, 2003. Our estimated backlog, excluding renewal options, was approximately $1.6 billion as of December 31, 2003 and $1.5 billion as of September 30, 2004. We believe our recurring revenue base, stable capital expenditures requirements and minimal working capital requirements will allow us to maintain predictable and consistent cash flows. See "Business—Backlog."

        Significant Land Base.    We have a large land base available for the land application of wastewater residuals. As of September 30, 2004, we maintained permits and registration or licensing agreements on more than 825,000 acres of land in 27 states. We feel that this land base provides us with an important advantage when bidding for new work and retaining existing business.

        Large Range of Processing Capabilities and Product Marketing Experience.    We are one of the most experienced firms in treating wastewater residuals to meet the EPA's Class A standards. Class A residuals undergo more processing than Class B residuals, and may be distributed and marketed as commercial fertilizer. We have numerous capabilities to achieve Class A standards, and we currently operate six heat-drying facilities and five composting facilities. In addition, we are a leader in marketing Class A biosolids either generated by us or by others. For the year ended December 31, 2003, we marketed over one-half of the heat-dried pellets produced in the United States, produced either by us or by municipally owned facilities.

        Experienced Sales Force.    We have a sales force dedicated to the wastewater residuals market. We market our services via a multi-tiered sales force, utilizing a combination of business developers, engineering support staff, and seasoned operations directors. This group of individuals is responsible for maintaining our existing business and identifying new wastewater residuals management opportunities. On average, these individuals have in excess of ten years of industry experience. We believe that their unique knowledge and longstanding customer relationships gives us a competitive advantage in identifying and successfully securing new business.

        Regulatory Compliance and Reporting.    An important element for the long-term success of a wastewater residuals management program is the certainty of compliance with local, state and federal regulations. Accurate and timely documentation of regulatory compliance is mandatory. We provide this service, as part of our turn-key operations, through a proprietary integrated data management system (the Residuals Management System) that has been designed to store, manage and report information about our clients' wastewater residuals programs. We believe that our regulatory compliance and reporting capabilities provide us with an important competitive advantage when presented to the municipal and industrial wastewater generators.

        Bonding Capacity.    Commercial, federal, state and municipal projects often require operators to post performance and, in some cases, payment bonds at the execution of a contract. The amount of bonding capacity offered by sureties is a function of the financial health of the company requesting the bonding. Operators without adequate bonding may be ineligible to bid or negotiate on many projects. Our national presence and tenure in the market have helped us develop strong bonding relationships with large national sureties that smaller industry participants do not possess. We believe the existing capacity is sufficient to meet bonding needs for the foreseeable future. To date, no payments have been made by any bonding company for bonds issued on our behalf.

        Strong, Experienced Management Team.    We have a strong and experienced management team at the corporate and operating levels. Our senior management on average has been involved in the environmental services industry for over 20 years. We believe the skill and experience of our management team continue to provide significant benefits to us as we evaluate opportunities to expand our business.

Our Business Strategy

        Our goals are to maintain and strengthen our position as the only national company exclusively focused on water and wastewater residuals management. Our business strategy is to increase cash flow from operations and profitability through a combination of organic growth, growth through complementary acquisitions and a disciplined approach to capital expenditures.

        Organic Growth.    We believe that we have the opportunity to expand our business by providing services for new customers who currently perform their own wastewater residuals management and by increasing the range of services that our existing customers outsource to us. The principal factors contributing to our organic growth include:

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  Developing New Customers. Our sales and marketing efforts focus on adding new customers by marketing our products and services. In many cases, we believe that we can provide the customer with better service at a cost to them that is lower than what it costs them to provide the service internally or with their current service provider. We take a collaborative approach with potential customers where our sales force consults with potential customers and positions us as a solution provider.

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  Expanding Services to Existing Customers. We have the opportunity to provide many of our existing customers with additional services as part of a complete residuals management program. We endeavor to educate these existing customers about the benefits of a complete residuals management solution and offer other services where the value is compelling. These opportunities may provide us with long-term contracts, increased barriers to entry, and better relationships with our customers.

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  Capitalize on Increased Demand for Class A Services. In order to take advantage of operating efficiencies, technology and our comprehensive capabilities, we will endeavor to capitalize on the increased demand for Class A services, including drying and pelletizing, dewatering and composting. We believe this focus will result in more long-term contracts and recurring revenue. In addition, we are building several new facilities, which we expect will also result in longer-term contracts, steady revenue streams, higher barriers to entry for competitors, higher switching costs for the customer and lower seasonality. We opened one of these facilities in Sacramento in 2004.

        Growth through Complementary Acquisitions.    We plan to continue to pursue strategic acquisitions in a disciplined manner in order to achieve further growth. We selectively seek strategic opportunities to acquire businesses that profitably expand our service offerings, increase our geographic coverage or increase our customer base. We believe our strategic acquisitions enable us to gain new industry residuals expertise and efficiencies in our existing operations. Determination of attractive acquisition targets is based on many factors, including the size and location of the business and customers served, existing contract terms, potential operating efficiencies and cost savings.

        Disciplined Approach to Capital Expenditures.    Whether a new contract or an acquisition, we are focused on the ability to generate the revenues and operating cash flow to validate the capital investment decision. As such, new contracts, renewals and/or acquisitions undergo a comprehensive financial analysis to ensure that our return criteria are being met. In addition, capital expenditures relating to maintenance activities are also subject to rigorous internal review and a formal approval process.

Services and Operations

        Today, generators of municipal and industrial residuals must provide sound environmental management practices with limited economic resources. For help with these challenges, municipal and industrial generators throughout the United States have turned to us for solutions.

        We partner with our clients to develop cost-effective, environmentally sound solutions to their residuals processing and beneficial use requirements. We provide the flexibility and comprehensive services that generators need, with negotiated pricing, regulatory compliance, and operational performance. We work with our clients to find innovative and cost effective solutions to their wastewater residuals management challenges. In addition, because we do not manufacture equipment, we are able to provide unbiased solutions to our customers' needs. We provide our customers with complete, vertically integrated services and capabilities, including design/build services, facility operations, facility cleanout services, regulatory compliance, dewatering, collection and transportation, composting, drying and pelletization, product marketing, incineration, alkaline stabilization, and land application.

        1.     Design and Build Services. We designed, built, and operate six heat-drying and pelletization facilities and five composting facilities. We currently have one new drying facility under permit and construction that we will operate when it is completed. We operate three incineration facilities, two of which we significantly upgraded and one that we built. Lastly, we have designed, built, and operate over 20 biosolids dewatering facilities. All of our facility design, construction and operating experience is with biosolids projects.

        2.     Facility Cleanout Services. Our facility cleanout services focus on the cleaning and maintenance of the digesters at municipal and industrial wastewater facilities. Digester cleaning involves complex operational and safety considerations. Our self-contained pumping systems and agitation equipment remove a high percentage of biosolids without the addition of large quantities of dilution water. This method provides our customers a low bottom-line cost per dry ton of solids removed. Solids removed from the digesters can either be recycled through our ongoing agricultural land application programs or landfilled.

        3.     Regulatory Compliance. An important element for the long-term success of a wastewater residuals management program is the certainty of compliance with local, state and federal regulations. Accurate and timely documentation of regulatory compliance is mandatory. We provide this service through our proprietary Residuals Management System ("RMS").

        RMS is an integrated data management system that has been designed to store, manage and report information about our clients' wastewater residuals programs. Every time our professional operations or technical staff performs activities relating to a particular project, RMS is updated to record the characteristics of the material, how much material was moved, when it was moved, who moved it and where it went. In addition to basic operational information, laboratory analyses are input in order to monitor both annual and cumulative loading rates for metals and nutrients. This loading information is coupled with field identification to provide current information for agronomic application rate computations.

        This information is used in two ways. First and foremost, it provides a database for regulatory reporting and provides the information required for monthly and annual technical reports that are sent to the EPA and state regulatory agencies. Second, information entered into RMS is used as an important part of the invoicing process. This check and balance system provides a link between our operational, technical and billing departments to ensure correct invoicing and regulatory compliance.

        RMS is a tool that gives our clients timely access to information regarding their wastewater residuals management program. We continue to dedicate resources to the continuous improvement of RMS. We believe that our regulatory compliance and reporting capabilities provide us with a competitive advantage when presented to the municipal and industrial wastewater generators.

        4.     Dewatering. We provide residuals dewatering services for wastewater treatment facilities on either a permanent, temporary or emergency basis. These services include design, procurement, and operations. We provide the staffing to operate and maintain these facilities to ensure satisfactory operation and regulatory compliance of the residuals management program. We currently operate 31 permanent and 35 mobile dewatering units.

        5.     Collection and Transportation. For our liquid residuals operations, a combination of mixers, dredges and/or pumps are used to load our tanker trailers. These tankers transport the residuals to either a land application site or one of our residuals processing facilities. For our dewatered residuals operations, the dewatered residuals are loaded into trailers by either front end loaders or conveyors. These trailers are then transported to either land application sites or to one of our residuals processing facilities.

        6.     Composting. For composting projects, we provide a comprehensive range of technologies, operations services and end product marketing through our various divisions and regional offices. All of our composting alternatives provide high-quality Class A products that we market to landscapers, nurseries, farms and fertilizer companies through our Organic Product Marketing Group ("OPMG") described below. In some cases, fertilizer companies package the product and resell it for home consumer use. We utilize three different types of composting methodologies: aerated static pile, in-vessel, and open windrow. When a totally enclosed facility is not required, aerated static pile composting offers economic advantages. In-vessel composting uses an automated, enclosed system that mechanically agitates and aerates blended organic materials in concrete bays. We also offer the windrow method of composting to clients with favorable climatic conditions. In areas with a hot and dry climate, the windrow method lends itself to the efficient evaporation of excess water from dewatered residuals. This makes it possible to minimize or eliminate any need for bulking agents other than recycled compost. We currently operate five composting facilities.

        7.     Drying and Pelletization. The heat drying process utilizes a recirculating system to evaporate water from wastewater residuals and create pea-sized pellets. A critical aspect of any drying technology is its ability to produce a consistent and high quality Class A end product that is marketable to identified end-users. This requires the system to manufacture pellets that meet certain criteria with respect to size, dryness, dust elimination, microbiological cleanliness, and durability. We market heat-dried biosolids products to the agricultural and fertilizer industries through our Organic Product Marketing Group described below.

        We built and currently operate six drying and pelletization facilities with municipalities, including one in Pinellas County, Florida, two in Baltimore, Maryland, one in New York, New York, one in Hagerstown, Maryland and one in Sacramento, California. We are currently in the construction phase of one drying and pelletization facility for Honolulu, Hawaii, which we will operate when the facility is completed.

        8.     Product Marketing. In 1992, we formed the OPMG to market composted and pelletized biosolids from our own facilities as well as municipally owned facilities. OPMG currently markets in excess of 880,000 cubic yards of compost and 169,000 tons of pelletized biosolids annually. OPMG markets a majority of its biosolids products under the trade names GranuliteCompany and AllGroCompany. Based on our experience, OPMG is capable of marketing biosolids products to the highest paying markets. We are the leader in marketing end-use wastewater residuals products, such as compost and heat-dried pellets used for fertilizers, and, in 2003, we marketed approximately 56 percent of the heat-dried pellets produced in the United States.

        9.     Incineration. In the Northeast, we economically and effectively process wastewater residuals through the utilization of the proven thermal processing technologies of multiple-hearth and fluid bed incineration. In multiple-hearth processing, residuals are fed into the top of the incinerator and then mechanically passed down to the hearths below. The heat from the burning residuals in the middle of the incinerator dries the residuals coming down from the top until they begin to burn. Since residuals have approximately the same British thermal unit value as wood chips, very little additional fuel is needed to make the residuals start to burn. The resulting ash by-product is nontoxic and inert, and can be beneficially used as alternative daily cover for landfills. In fluid bed processing, residuals are pumped directly into a boiling mass of super heated sand and air (the fluid bed) that vaporizes the residuals on contact. The top of the fluid bed burns off any remaining compounds resulting in very low air emissions and very little ash by-product. Computerized control of the entire process makes this modern technology fuel efficient, easy to operate, and an environmentally friendly disposal method. We currently operate three incineration facilities.

        10.   Alkaline Stabilization. We provide alkaline stabilization services by using lime to treat Sub-Class B biosolids to Class-B standards. Lime chemically reacts with the residuals and creates a Class B product. We offer this treatment process through our BIO*FIX process. Due to its very low capital cost, BIO*FIX is used in interim and emergency applications as well as long-term programs. The BIO*FIX process is designed to effectively inactivate pathogenic microorganisms and to prevent vector attraction and odor. The BIO*FIX process combines specific high-alkalinity materials with residuals at minimal cost. During the past several years, our engineers have developed and improved the BIO*FIX chemical formulations, and the material handling and instrumentation and control systems in concert with clients, federal and state regulators, consulting engineers and academic researchers.

        11.   Land Application. The beneficial reuse of municipal and industrial biosolids through land application has been successfully performed in the United States for more than 100 years. Direct agricultural land application has the proven benefits of fertilization and organic matter addition to the soil. Agricultural communities throughout the country are well acquainted with the practice of land application of biosolids and have first hand experience with the associated agricultural and environmental benefits. Currently, we recycle Class B biosolids through agricultural land application programs in 27 states. Our revenues from land application services are the highest among our service offerings.

Contracts

        Contract revenues accounted for approximately 83 percent of our revenue for the year ended December 31, 2003 and approximately 85 percent of our revenue for the nine months ended September 30, 2004. These revenues were generated through more than 560 contracts that range from one to twenty five years in length. Contract revenues are generated primarily from land application, collection and transportation services, dewatering, incineration, composting, drying and pelletization services and facility operations and maintenance services. These contracts have an estimated backlog, including renewal options, of approximately $2.2 billion as of December 31, 2003 and of approximately $2.2 billion as of September 30, 2004. This backlog represents more than seven times our revenue for the year ended December 31, 2003. In general, our contracts contain provisions for inflation-related annual price increases, renewal provisions, and broad force majeure clauses. Our top ten customers have an average of 8.2 years remaining on their current contracts, including renewal options. We have historically enjoyed high contract retention rates (both renewals and rebids) of approximately 85 percent to 90 percent of contract revenue value. In the first three quarters of 2004, our contract retention rate was approximately 90 percent. See "—Backlog" for a more detailed discussion.

        Although we have a standard form of agreement, terms may vary depending upon the customer's service requirements and the volume of residuals generated and, in some situations, requirements imposed by statute or regulation. Contracts associated with our land application business are typically two- to four-year exclusive arrangements excluding renewal options. Contracts associated with drying and pelletizing, incineration or composting are typically longer term contracts, from five to twenty years, excluding renewal options, and typically include provisions such as put-or-pay arrangements and estimated adjustments for changes in the consumer price index for contracts that contain price indexing. Other services such as cleanout and dewatering typically may or may not be under long-term contract depending on the circumstances.

        The majority of our contracts are with municipal entities. Typically, a municipality will advertise a request for proposal and numerous entities will bid to perform the services requested. Often the municipality will choose the best qualified bid by weighing multiple factors, including range of services provided, experience, financial capability and lowest cost. The successful bidder then enters into contract negotiations with the municipality.

        Contracts typically include provisions relating to the allocation of risk, insurance, certification of the material, force majeure conditions, change of law situations, frequency of collection, pricing, form and extent of treatment, and documentation for tracking purposes. Many of our agreements with municipalities and water districts provide options for extension without the necessity of going to bid. In addition, many contracts have termination provisions that the customer can exercise; however, in most cases, such terminations create obligations to our customers to compensate us for lost profits.

        Our largest contract is with the New York City Department of Environmental Protection. The contract relates to the New York Organic Fertilizer Company dryer and pelletizer facility and was assumed in connection with the Bio Gro acquisition in 2000. The contract provides for the removal, transport and processing of wastewater residuals into Class A product that is transported, marketed and sold to the fertilizer industry for beneficial reuse. The contract has a term of 15 years and expires in June 2013. The contract includes provisions relating to the allocation of risk, insurance, certification of the material, force majeure conditions, change of law situations, frequency of collection, pricing, form and extent treatment, and documentation for tracking purposes. In addition, the contract includes a provision that allows for the New York City Department of Environmental Protection to terminate the contract. See "Risk Factors—Risks Relating to our Business and the Industry—A significant amount of our business comes from a limited number of customers and our revenue and profits could decrease significantly if we lost one or more of them as customers."

Backlog

        At September 30, 2004, our estimated remaining contract value including renewal options, which we call backlog, was approximately $2.2 billion, of which we estimate approximately $200.0 million will be realized in 2005. In determining backlog, we calculate the expected payments remaining under the current terms of our contracts, assuming the renewal of contracts in accordance with their renewal provisions, no increase in the level of services during the remaining term, and estimated adjustments for changes in the consumer price index for contracts that contain price indexing. Assuming the renewal provisions are not exercised, we estimate our backlog at September 30, 2004 would have been approximately $1.5 billion. These estimates are based on our operating experience, and we believe them to be reasonable. However, there can be no assurance that our backlog will be realized as contract revenue or earnings. See "Risk Factors—Risks Relating to our Business and Industry—We are not able to guarantee that our estimated remaining contract value, which we call backlog, will result in actual revenues in any particular fiscal period."

Sales and Marketing

        We have a sales and marketing group that has developed and implemented a comprehensive internal growth strategy to expand our business by providing services for new customers who currently perform their own wastewater residuals management and by increasing the range of services that our existing customers outsource to us.

        In addition, to maintain our existing market base, we endeavor to achieve a 100 percent renewal rate on expiring service contracts. For 2003, we achieved a renewal rate of approximately 86 percent. We believe that the ability to renew existing contracts is a direct indication of the level of customer satisfaction with our operations. Although we value our current customer base, our focus is to increase revenues that generate long-term, stable income at acceptable margins rather than simply increasing market share.

        Our sales and marketing group also works with our operations staff, which typically responds to requests to proposals for routine work that is awarded to the lowest cost bidder. This allows our sales and marketing group to focus on prospective, rather than reactive, marketing activities. Our sales and marketing group is focused on developing new business from specific market segments that have historically netted the highest returns. These are segments where we believe we should have an enhanced competitive advantage due to the complexity of the job, the proximity of the work to our existing business, or a unique technology or facility that we are able to offer. We seek to maximize profit potential by focusing on negotiated versus low-bid procurements, long-term versus short-term contracts and projects with multiple services. In addition, we are focusing on the rapidly growing Class A market. Our sales incentive program is designed to reward the sales force for success in these target markets.

        We proactively approach municipal market segments, as well as new industrial segments, through professional services contracts. We are in a unique industry position to successfully market through professional services contracts because we are an operations company that offers virtually every type of proven service category marketed in the industry today. This means we can customize a wastewater residuals management program for a client with no technology or service category bias.

Acquisitions History

        In May 2003, we purchased Aspen Resources, Inc. ("Aspen"). The purchase of Aspen provides us with added expertise in the management of pulp and paper organic residuals. Historically, acquisitions have been an important part of our growth strategy. We completed 18 acquisitions from 1998 through 2004, highlighted by our acquisition in August 2000 of Waste Management's Bio Gro Division. Bio Gro had been one of the largest providers of wastewater residuals management services in the United States, with 1999 annual revenues of $118 million. Bio Gro provided wastewater residuals management services in 24 states and was the market leader in thermal drying and pelletization. Other acquisitions from 1998 to the present include the following:

Company	Date Acquired	U.S. Market Served	Capabilities Acquired
A&J Cartage, Inc.	June 1998	Midwest	Land Application
Recyc, Inc.	July 1998	West	Composting
Environmental Waste Recycling, Inc.	November 1998	Southeast	Land Application
National Resource Recovery, Inc.	March 1999	Midwest	Land Application
Anti-Pollution Associates	April 1999	Florida Keys	Facility Operations
D&D Pumping, Inc.	April 1999	Florida Keys	Land Application
Vital Cycle, Inc.	April 1999	Southwest	Product Marketing
AMSCO, Inc.	May 1999	Southeast	Land Application
Residual Technologies, LP	January 2000	Northeast	Incineration
Davis Water Technologies, Inc.	February 2000	Florida Keys	Facility Operations
AKH Water Management, Inc.	February 2000	Florida Keys	Facility Operations
Ecosystematics, Inc.	February 2000	Florida Keys	Facility Operations
Rehbein, Inc.	March 2000	Midwest	Land Application
Whiteford Construction Company	March 2000	Mid-Atlantic	Cleanouts
Environmental Protection & Improvement Inc.	March 2000	Mid-Atlantic	Rail Transportation
Earthwise Organics, Inc. and Earthwise Trucking	August 2002	West	Composting and Transportation

Competition

        We provide a variety of services relating to the transportation and treatment of wastewater residuals. We are not aware of another company focused exclusively on the management of wastewater residuals from a national perspective. We have several types of direct competitors. These include small local companies, regional residuals management companies, and national and international water and wastewater operations privatization companies.

        We compete with these competitors in several ways, including providing quality services at competitive prices, partnering with technology providers to offer proprietary processing systems, and utilizing strategic land application sites. Municipalities often structure bids for large projects based on the best qualified bid, weighing multiple factors, including experience, financial capability and cost. We also believe that the full range of wastewater residuals management services we offer provide a competitive advantage over other entities offering a lesser complement of services.

        In many cases, municipalities and industries choose not to outsource their residuals management needs. In the municipal market, we estimate that up to 60 percent of the POTW plants are not privatized. We are actively reaching out to this segment to persuade them to explore the benefits of outsourcing these services to us. For these generators, we can offer increased value through numerous areas, including lower cost, ease of management, technical expertise, liability assumption/risk management, access to capital or technology and performance guarantees.

Federal, State and Local Government Regulation

        Federal, state and local environmental authorities regulate the activities of the municipal and industrial wastewater generators and enforce standards for the discharge from wastewater treatment plants (effluent wastewater) with permits issued under the authority of the Clean Water Act, as amended, state water quality control acts and local regulations. The treatment of wastewater produces an effluent and wastewater solids. The treatment of these solids produces biosolids. To the extent demand for our residuals treatment methods is created by the need to comply with the environmental laws and regulations, any modification of the standards created by such laws and regulations may reduce the demand for our residuals treatment methods. Changes in these laws or regulations, or in their enforcement, may also adversely affect our operations by imposing additional regulatory compliance costs on us, requiring the modification of and/or adversely affecting the market for our wastewater residuals management services.

        The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") generally imposes strict, joint and several liability for cleanup costs upon various parties, including: (1) present owners and operators of facilities at which hazardous substances were disposed; (2) past owners and operators at the time of disposal; (3) generators of hazardous substances that were disposed at such facilities; and (4) parties who arranged for the disposal of hazardous substances at such facilities. CERCLA liability extends to cleanup costs necessitated by a release or threat of release of a hazardous substance. However, the definition of "release" under CERCLA excludes the "normal application of fertilizer." The EPA regulations regard biosolids applied to land as a fertilizer substitute or soil conditioner. The EPA has indicated in a published document that it considers biosolids applied to land in compliance with the applicable regulations not to constitute a "release." However, the land application of biosolids that do not comply with Part 503 Regulations could be considered a release and lead to CERCLA liability. Monitoring as required under Part 503 Regulations is thus very important. Although the biosolids and alkaline waste products may contain limited quantities or concentrations of hazardous substances (as defined under CERCLA), we have developed plans to manage the risk of CERCLA liability, including training of operators, regular testing of the biosolids and the alkaline admixtures to be used in treatment methods and reviewing incineration and other permits held by the entities from which alkaline admixtures are obtained.

Permitting Process

        We operate in a highly regulated environment and the wastewater treatment plants and other plants at which our biosolids management services may be provided are usually required to have permits, registrations and/or approvals from federal, state and/or local governments for the operation of such facilities.

        Many states, municipalities and counties have regulations, guidelines or ordinances covering the land application of Class B biosolids, many of which set either a maximum allowable concentration or maximum pollutant-loading rate for at least one pollutant. The Part 503 Regulations also require monitoring Class B biosolids to ensure that certain pollutants or pathogens are below thresholds.

        The EPA has considered increasing these thresholds or adding new thresholds for different substances, which could increase our compliance costs. In addition, some states have established management practices for land application of Class B biosolids. In some jurisdictions, state and/or local authorities have imposed permit requirements for, or have prohibited, the land application or agricultural use of Class B biosolids. There can be no assurance that any such permits will be issued or that any further attempts to require permits for, or to prohibit, the land application or agricultural use of Class B biosolids products will not be successful.

        Any of the permits, registrations or approvals noted above, or applications therefore may be subject to denial, revocation or modification under various circumstances. In addition, if new environmental legislation or regulations are enacted or existing legislation or regulations are amended or are enforced differently, we may be required to obtain additional, or modify existing, operating permits, registrations or approvals. The process of obtaining or renewing a required permit, registration or approval can be lengthy and expensive and the issuance of such permit or the obtaining of such approval may be subject to public opposition or challenge. Much of this public opposition or challenge, as well as related complaints, relates to odor issues, even when we are generally in compliance with odor requirements and even though we have worked hard to minimize odor from our operations. There can be no assurances that we will be able to meet applicable regulatory requirements or that further attempts by state or local authorities to prohibit, or public opposition or challenge to, the land application, agricultural use of biosolids, thermal processing or biosolids composting will not be successful.

Patents and Proprietary Rights

        We have several patents and licenses relating to the treatment and processing of biosolids. Our patents have durations from 2008 to 2020. While there is no single patent that is material to our business, we believe that our aggregate patents are important to our prospects for future success. However, we cannot be certain that future patent applications will be issued as patents or that any issued patents will give us a competitive advantage. It is also possible that our patents could be successfully challenged or circumvented by competition or other parties. In addition, we cannot assure that our treatment processes do not infringe patents or other proprietary rights of other parties.

        In addition, we make use of our trade secrets or "know-how" developed in the course of our experience in the marketing of our services. To the extent that we rely upon trade secrets, unpatented know-how and the development of improvements in establishing and maintaining a competitive advantage in the market for our services, we can provide no assurances that such proprietary technology will remain a trade secret or that others will not develop substantially equivalent or superior technologies to compete with our services.

Employees

        As of September 30, 2004, we had approximately 983 full-time employees. These employees include approximately 4 executive officers, 11 nonexecutive officers, 178 operations managers, 64 environmental specialists, 49 maintenance personnel, 174 drivers and transportation personnel, 92 land application specialists, 234 general operation specialists, 43 sales employees and 134 technical support, administrative, financial and other employees. Additionally, we use contract labor for various operating functions, including hauling and spreading services, when it is economically advantageous.

        Although we have 36 union employees, our employees are generally not represented by a labor union or covered by a collective bargaining agreement. We believe we have good relations with our employees. We provide our employees with certain benefits, including health, life, dental, and accidental death and disability insurance and 401(k) benefits.

Potential Liability and Insurance

        The wastewater residuals management industry involves potential liability risks of statutory, contractual, tort, environmental and common law liability claims. Potential liability claims could involve, for example:

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  personal injury;

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  damage to the environment;

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  violations of environmental permits;

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  transportation matters;

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  employee matters;

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  contractual matters;

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  property damage; and

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  alleged negligence or professional errors or omissions in the planning or performance of work.

        We could also be subject to fines or penalties in connection with violations of regulatory requirements.

        We carry $51 million of liability insurance (including umbrella coverage), and under a separate policy, $10 million of aggregate pollution legal liability insurance ($10 million each loss) subject to retroactive dates, which we consider sufficient to meet regulatory and customer requirements and to protect our employees, assets and operations. There can be no assurance that we will not face claims under CERCLA or similar state laws resulting in substantial liability for which we are uninsured and which could have a material adverse effect on our business.

        Our insurance programs utilize large deductible/self-insured retention plans offered by a commercial insurance company. Large deductible/self-insured retention plans allow us the benefits of cost-effective risk financing while protecting us from catastrophic risk with specific stop-loss insurance limiting the amount of self-funded exposure for any one loss and aggregate stop-loss insurance limiting the self-funded exposure for health insurance for any one year.

Properties

        We currently lease approximately 18,414 square feet of office space at our principal place of business located in Houston, Texas. We also lease regional operational facilities in: Houston, Texas; El Dorado Hills, California; Mt. Arlington, New Jersey; Baltimore, Maryland; Waterbury, Connecticut; and have 18 district offices throughout the United States.

        We own and operate three drying and pelletization facilities; one located in New York, New York, and two in Baltimore, Maryland. We also operate three drying and pelletizing facilities in Hagerstown, Maryland; Pinellas County, Florida and Sacramento, California, and three incineration facilities located in Woonsocket, Rhode Island; Waterbury, Connecticut; and New Haven, Connecticut. Additionally, we own property in Salome, Arizona; Maysville, Arkansas; Lancaster, California; King George, Virginia; and Wicomico County, Maryland. These properties are utilized for composting, storage or land application.

        We maintain permits, registrations or licensing agreements on more than approximately 825,000 acres of land in 27 states for applications of biosolids.

Legal Proceedings

        Our business activities are subject to environmental regulation under federal, state and local laws and regulations. In the ordinary course of conducting our business activities, we become involved in judicial and administrative proceedings involving governmental authorities at the federal, state and local levels. We believe that these matters will not have a material adverse effect on our business, financial condition and results of operations.

        However, the outcome of any particular proceeding cannot be predicted with certainty. We are required under various regulations to procure licenses and permits to conduct our operations. These licenses and permits are subject to periodic renewal without which our operations could be adversely affected. There can be no assurance that regulatory requirements will not change to the extent that it would materially affect our consolidated financial statements.

Reliance Insurance

        For the 24 months ended October 31, 2000 (the "Reliance Coverage Period"), we insured certain risks, including automobile, general liability, and worker's compensation, with Reliance National Indemnity Company ("Reliance") through policies totaling $26 million in annual coverage. On May 29, 2001, the Commonwealth Court of Pennsylvania entered an order appointing the Pennsylvania Insurance Commissioner as Rehabilitator and directing the Rehabilitator to take immediate possession of Reliance's assets and business. On June 11, 2001, Reliance's ultimate parent, Reliance Group Holdings, Inc., filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. On October 3, 2001, the Pennsylvania Insurance Commissioner removed Reliance from rehabilitation and placed it into liquidation.

        Claims have been asserted and/or brought against us and our affiliates related to alleged acts or omissions occurring during the Reliance Coverage period. It is possible, depending on the outcome of possible claims made with various state insurance guaranty funds, that we will have no, or insufficient, insurance funds available to pay any potential losses. There are uncertainties relating to our ultimate liability, if any, for damages arising during the Reliance Coverage Period, the availability of the insurance coverage, and possible recovery for state insurance guaranty funds.

        In June 2002, we settled one such claim that was pending in Jackson County, Texas. The full amount of the settlement was paid by insurance proceeds; however, as part of the settlement, we agreed to reimburse the Texas Property and Casualty Insurance Guaranty Association an amount ranging from $0.6 to $2.5 million depending on future circumstances. We estimated our exposure at approximately $1.0 million for the potential reimbursement to the Texas Property and Casualty Insurance Guaranty Association for costs associated with the settlement of this case and for unpaid insurance claims and other costs (including defense costs) for which coverage may not be available due to the pending liquidation of Reliance. We believe accruals of approximately $1.0 million as of December 31, 2003 are adequate to provide for our exposures. The final resolution of these exposures could be substantially different from the amount recorded.

Design and Build Contract Risk

        We participate in design and build construction operations, usually as a general contractor. Virtually all design and construction work is performed by unaffiliated subcontractors. As a consequence, we are dependent upon the continued availability of and satisfactory performance by these subcontractors for the design and construction of our facilities. There is no assurance that there will be sufficient availability of and satisfactory performance by these unaffiliated subcontractors. In addition, inadequate subcontractor resources and unsatisfactory performance by these subcontractors could have a material adverse effect on our business, financial condition and results of operation. Further, as the general contractor, we are legally responsible for the performance of our contracts and, if such contracts are under-performed or nonperformed by our subcontractors, we could be financially responsible. Although our contracts with our subcontractors provide for indemnification if our subcontractors do not satisfactorily perform their contract, there can be no assurance that such indemnification would cover our financial losses in attempting to fulfill the contractual obligations.

Other

        There are various other lawsuits and claims pending against us that have arisen in the normal course of business and relate mainly to matters of environmental, personal injury and property damage. The outcome of these matters is not presently determinable but, in the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to our directors and executive officers:

Name	Age	Position
Ross M. Patten	61	Chairman of the Board and Vice President
Robert C. Boucher, Jr.	39	Chief Executive Officer, President and Director
J. Paul Withrow	39	Chief Financial Officer, Senior Executive Vice President and Director
Mark A. Rome	38	Executive Vice President and Chief Development Officer
Alvin L. Thomas II	39	Executive Vice President and General Counsel
Kenneth Ch'uan-k'ai Leung	60	Director
David A. Donnini	39	Director
Vincent J. Hemmer	36	Director
Gene Meredith	63	Director
George E. Sperzel	53	Director
Alfred Tyler 2nd	62	Director

        Ross M. Patten was elected to the position of Chairman of the Board in August 1998 and is a Vice President of Synagro. Mr. Patten served as the Chief Executive Officer of Synagro from February 1998 until September 2003. Prior to joining Synagro, Mr. Patten enjoyed a 17-year career at Browning-Ferris Industries, where he last served as Divisional Vice President—Corporate Development. He also served as Executive Vice President for Development of Wheelabrator Technologies, a Waste Management, Inc. subsidiary, and Director and Vice President—Business Development at Resource NE, Inc. prior to its acquisition by Waste Management, Inc. Mr. Patten was a founder, principal and Managing Director of Bedford Capital, an investment firm specializing in environmental companies, and of Bedford Management, which provides consulting services to publicly held waste management and environment related companies in the areas of growth and acquisition strategy formation and implementation.

        Robert C. Boucher, Jr. has served as our Chief Executive Officer since September 2003 and as a Director since 2004. Prior to his appointment as Chief Executive Officer, Mr. Boucher served as our President and Chief Operating Officer. Prior to joining Synagro in February 2002, Mr. Boucher served as Regional Vice President of Allied Waste Industries in Tynsboro, Massachusetts. From 1994 to 1997, Mr. Boucher worked for Waste Management of Greater Boston, last serving as Division President. Mr. Boucher attended Bridgeton Academy in Maine.

        J. Paul Withrow, Synagro's Chief Financial Officer since 1999, was named Senior Executive Vice President in October 2003 and elected as a Director in 2004. Prior to being named Senior Executive Vice President, Mr. Withrow was an Executive Vice President of Synagro. Prior to joining Synagro, Mr. Withrow was the Vice President and Chief Accounting Officer of Integrated Electrical Services, Inc., which is a leading national provider of electrical contracting and maintenance services. Prior to that, Mr. Withrow was a Senior Audit Manager at Arthur Andersen LLP. Mr. Withrow is a Certified Public Accountant and received his Bachelor of Business Administration in Accounting from the University of Houston.

        Mark A. Rome was appointed Executive Vice President and Chief Development Officer in 1998. Mr. Rome, an attorney and Certified Public Accountant, joined Synagro from Sanders Morris Mundy (now Sanders Morris Harris), an investment banking firm specializing in industry consolidations. He previously practiced tax and corporate law with the international law firm of Fulbright & Jaworski L.L.P. Mr. Rome received his law degree from the University of Texas School of Law and a Masters in Professional Accounting from the University of Texas Graduate School of Business.

        Alvin L. Thomas II  was appointed Executive Vice President and General Counsel in 1998. Mr. Thomas practiced law with the national law firm Littler Mendelson, P.C. prior to joining Synagro. Mr. Thomas has also practiced law with Fulbright & Jaworski, L.L.P. Mr. Thomas received his law degree from the University of Pittsburgh School of Law and an LL.M. in Taxation from New York University School of Law. His legal background is broad-based with emphasis in tax law, employment law, corporate law and litigation.

        Kenneth Ch'uan-K'ai Leung is a Managing Director of investment banking at Sanders Morris Harris and is the Chief Investment Officer of the Environmental Opportunities Fund, Ltd. He has been a Director since 1998. Additionally, Mr. Leung is the Editor of Environmental Review. Previously, Mr. Leung was associated with Smith Barney for 17 years, and before that with F. Eberstadt & Company, Inc., Chemical Bank and Chase Manhattan Bank. He received his B.A. from Fordham College and his M.B.A. from Columbia University. Mr. Leung serves on the boards of SystemOne Technologies, Inc., U.S. Plastic Lumber Corp., and Waterlink, Inc.

        David A. Donnini is currently a senior principal and member with GTCR. He has been a Director since 2000. Prior to joining GTCR in 1991, he earned a BA in Economics summa cum laude from Yale University and an MBA from Stanford University where he was an Arjay Miller Scholar and the Robichek Finance Award winner. He also worked as an Associate Consultant with Bain & Company. Mr. Donnini's directorships include Coinmach Corporation, InfoHighway Communications Corporation, and Syniverse Technologies, Inc.

        Vincent J. Hemmer is currently a principal with GTCR. He has been a Director since 2000. Prior to joining GTCR in 1996, Mr. Hemmer worked as a consultant with the Monitor Company. He earned a BS in Economics, magna cum laude, and was a Benjamin Franklin Scholar at The Wharton School of the University of Pennsylvania. He serves on the board of directors of several private companies. Mr. Hemmer received his MBA from Harvard University.

        Gene Meredith served more than 30 years in senior management roles in the solid waste industry. He has been a Director since 1998. He was a Regional Vice President at Browning-Ferris Industries, Inc., and Chairman, President and Chief Executive Officer of Mid-American Waste Systems. He previously served as a director of USA Waste Services, Envirofil, Inc., Serendipity Land Yachts, Ltd., and as a general manager of a waste company in St. Paul, Minnesota. Mr. Meredith also has a law degree, and spent five years as Senior Partner at Meredith & Addicks in St. Paul, Minnesota.

        George E. Sperzel is a principal with GTCR. He has been a Director since 2004. Prior to joining GTCR in 2002, he served as Senior Vice President and Chief Financial Officer of Alliant Exchange, Chief Financial Officer of Kao America Inc. and Chief Financial Officer of the Andrews Jergens Company. Mr. Sperzel also spent 16 years with the General Electric Company in various senior financial positions. He serves on the board of directors of several private companies. Mr. Sperzel graduated with honors from the University of Louisville with a B.S. in Management.

        Alfred Tyler 2nd has been associated with the environmental services industry for over 20 years, serving most recently as President and Chief Executive Officer of Enviro-Gro Technologies until that provider of biosolids management services was sold in 1992 to Wheelabrator Technologies, Inc. He has been a Director since 1998. Mr. Tyler also heads a private investment company, is President of a landfill and construction company, and is a Managing Director of Bedford Capital.

Director Compensation

        Each Director who is not otherwise compensated by us for service as an officer of Synagro is paid for travel expenses, if any, incurred in connection with attendance at board and committee meetings. Independent directors are compensated $25,000 and awarded 10,000 stock options per year. In addition, all directors not employed by us are compensated $2,000 for each board meeting they attend in person. Additionally, upon their initial appointment or election, directors who are not employees of Synagro or principals of GTCR are granted an option to acquire 50,000 shares of common stock. Each board member who is not an employee of Synagro has the right to elect to receive options in lieu of cash compensation for board meetings attended, at an exercise price equal to market value of the common stock on the trading day immediately preceding the date of the meeting.

Executive Compensation

        The following table reflects all forms of compensation for services to the Company for the periods indicated for (i) the Chief Executive Officer, (ii) the former Chief Executive Officer, and (iii) the next three most highly compensated Executive Officers (collectively the "Named Executives").

Summary Compensation Table
		Annual Compensation							Long Term Compensation
Name and Principal Position	Year	Salary		Bonus		Other(1)			Stock Option Awards (Shares)	All Other Compensation(2)
Ross M. Patten(3) Former Chief Executive Officer and Vice President	2004 2003 2002	$ $ $	281,875 278,724 264,773	$ $ $	— — —	$ $ $	9,600 9,600 9,600		— — —	$ $ $	4,074 3,735 3,635
Robert C. Boucher, Jr.(4) Chief Executive Officer	2004 2003 2002	$ $ $	263,033 243,250 193,692	$ $ $	— — 50,000	$ $ $	8,400 8,400 24,517	(5)	250,000 — 1,000,000	$ $ $	8,957 8,304 1,708
J. Paul Withrow Senior Executive Vice President and Chief Financial Officer	2004 2003 2002	$ $ $	238,248 222,979 204,144	$ $ $	— — —	$ $ $	6,000 6,000 6,000		100,000 — 100,000	$ $ $	5,821 5,492 5,114
Mark A. Rome Executive Vice President and Chief Development Officer	2004 2003 2002	$ $ $	207,391 202,708 191,643	$ $ $	— — —	$ $ $	6,000 6,000 6,000		— — —	$ $ $	1,029 7,802 7,225
Alvin L. Thomas II Executive Vice President and General Counsel	2004 2003 2002	$ $ $	207,391 202,708 191,643	$ $ $	— — 25,000	$ $ $	6,000 6,000 6,000		— — —	$ $ $	8,322 7,802 7,181

(1)
Vehicle allowance.

(2)
The compensation reflected in this column includes the Company's matching contributions on behalf of the Named Executive to the Company's 401(k) Plan.

(3)
Mr. Patten served as Chief Executive Officer from February 1998 until September 2003.

(4)
Mr. Boucher has served as Chief Executive Officer since September 2003. Mr. Boucher's employment with the Company began on February 25, 2002 as President and Chief Operating Officer.

(5)
Includes $17,738 of moving expenses.

Option Grants

        The following table sets forth information with respect to the grants of stock options to each of the Named Executives during fiscal year ended December 31, 2004. The percentage of total options set forth below is based on an aggregate of 617,500 options granted to employees during fiscal 2004. All options were granted at the fair market value of our common stock, as determined in good faith by our board of directors, on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on the fair market value of the stock at the time of option grant, and do not represent our estimate or projection of the future stock price.

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares of Common Stock Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year 2004
			Exercise Price Per Share	Expiration Date
					5%	10%
Ross M. Patten	—	—%	—	—	—	—
Robert C. Boucher, Jr	250,000	15.5%	2.81	5/24/2014
J. Paul Withrow	100,000	6.2%	2.76	3/29/2014
Mark A. Rome	—	—%	—	—	—	—
Alvin L. Thomas II	—	—%	—	—	—	—

(1)
Options vest in five equal annual installments commencing on the first anniversary of their grant date.

Option Exercises and Year End Values

        The following table sets forth information with respect to the exercised and unexercised options to purchase shares of Common Stock held by each of the Named Executives at December 31, 2004. Of the Named Executives, none exercised stock options during 2004.

			Number of Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1)
Name	Shares Acquired On Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Ross M. Patten	—	—	1,470,000	—	$—	$—
Robert C. Boucher, Jr.			400,000	850,000	$—	$—
J. Paul Withrow	—	—	578,000	302,000	$—	$—
Mark A. Rome	—	—	534,000	146,000	$—	$—
Alvin L. Thomas II	—	—	540,000	140,000	$—	$—

(1)
Value of in-the-money options calculated based on the closing price per share of the common stock on December 31, 2003 ($2.19 per share) as reported on the Nasdaq Small-Cap Market.

Employment Agreements

        We employ Robert C. Boucher, Jr., Mark A. Rome, Alvin L. Thomas II and J. Paul Withrow under employment agreements. The employment agreement of each of Messrs. Boucher, Rome, Thomas and Withrow has a continuous 24-month term. The minimum base salary under the respective employment agreement is $265,200 per year for Mr. Boucher and $175,000 per year for Messrs. Rome, Thomas and Withrow. Each executive's base salary is subject to annual review and may be increased, depending upon the performance of the Company and the executive, upon the recommendation of the Chairman of the Board or the Board of Directors. Additionally, Messrs. Boucher, Rome, Thomas and Withrow may be entitled to bonus awards, as may be approved by the Board of Directors, and are entitled to participate in any applicable profit-sharing, stock option or similar benefit plan. These agreements contain confidentiality and non-compete provisions. In addition, Mr. Boucher was granted options to purchase 1,000,000 shares of the Company's common stock at a strike price of $2.50 as a term of his employment agreement. The options vest in five equal installments over a five year period with the first 20 percent vesting one year from the date of grant.

        We employ Ross M. Patten under an employment agreement that terminates upon the earlier of December 30, 2005, or the last day of the month in which Mr. Patten no longer serves as Chairman of the Board or Vice President of the Company. If prior to December 30, 2005, Mr. Patten ceases serving as either Chairman of the Board or Vice President of the Company, we shall pay him a lump sum cash payment equal to $563,750 less the aggregate amount of all base salary installments paid by Synagro to Mr. Patten since October 1, 2003. If after December 30, 2005, Mr. Patten continues to serve as our Chairman of the Board, he will be compensated equal to the compensation then paid to our other independent directors. Mr. Patten's agreement contains confidentiality and non-compete provisions.

        On January 27, 2000, we entered into an Agreement Concerning Employment Rights ("Employment Rights Agreement") with each of Messrs. Patten, Rome, Thomas and Withrow. The Employment Rights Agreement provides that in the event that (i) we terminate the executive's employment for any reason other than Cause (as defined), death or disability, (ii) except in the case of Mr. Patten, the executive terminates their employment with us for Good Reason (as defined), or (iii) a Change in Control (as defined) occurs, then the executive shall have the right to receive an option payment from us. In satisfying this obligation, we will, at our option, (x) issue options to purchase a certain number of registered shares of our Common Stock ("Base Option Amount") at an exercise price of $2.50 per share, which shall be fully vested and nontransferable, and shall expire 90 days from the date of issue; (y) issue registered shares of our Common Stock equal to the result of (A) the product of the Base Option Amount multiplied by the fair market value per share of our Common Stock less $2.50 ("Stock Value"), divided by (B) the fair market value per share of our Common Stock; or (z) a cash payment equal to the Stock Value. The Base Option Amount, as modified on March 1, 2001, is equal to the number of outstanding options issued to Messrs. Patten, Rome, Thomas and Withrow. These executives would be required to forfeit their existing vested and unvested stock options if such payment has been made by us. As of December 31, 2003, Messrs. Patten, Rome, Thomas and Withrow had options to purchase shares of stock totaling 1,470,000, 680,000, 680,000 and 880,000, respectively.

Stock Option Plans

        We have outstanding stock options granted under our 2000 Stock Option Plan (the "2000 Plan") and our Amended and Restated 1993 Stock Option Plan (the "1993 Plan") for officers, directors and key employees. As of December 31, 2004, there were            options for shares of common stock reserved for future grants under the 2000 Plan. Effective with the approval of the 2000 Plan, no further grants will be made under the 1993 Plan. Options expire no later than ten years from the grant date and vest over four years. Vesting may be accelerated in the event of specified transactions, including a change of control.

        We also have outstanding stock options granted under individual stock option agreements (the "Individual Option Agreements"). As of December 31, 2004 an aggregate of             options had been granted to executive officers under these Individual Option Agreements. These options had an exercise price equal to the market price, vested over three years, and expire ten years from the date of grant. An aggregate of 850,000 options were granted to executive officers as an inducement essential to the individuals entering into an employment contract with us. These options have an exercise price equal to market value on the date of grant, vest over three years, and expire ten years from the date of grant.

        In connection with the offering, we will amend the 1993 Plan, the 2000 Plan and the Individual Option Agreements. We also expect to grant options to purchase approximately 800,000 shares of our common stock to employees shortly after completion of this offering.

Committees of the Board

Audit Committee

        The Audit Committee is currently comprised of Messrs. Ch'uan-k'ai Leung, Meredith and Tyler. The Audit Committee's primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the stockholders and others, the systems of internal controls which management and the Board of Directors have established, and the audit process. In doing so, it is the responsibility of the Audit Committee to provide an open avenue of communication between the Board of Directors, management and the independent auditors, as well as review the independence of the independent auditors, giving consideration to the range of audit and audit-related services. The Audit Committee has the sole authority to appoint and terminate the independent auditor. The Board of Directors has determined that Kenneth Ch'uan-k'ai Leung is an audit committee financial expert as described in Item 401(h) of Regulation S-K. In addition, the Board of Directors has determined that each member of the Audit Committee is financially literate and independent, as independence for audit committee members is defined in the listing standards for the NASD. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

Compensation Committee

        The Compensation Committee is currently comprised of Messrs. Donnini, Meredith and Tyler. The purpose of the Compensation Committee is to have direct responsibility to (a) review and approve corporate goals and objectives relevant to senior executive compensation (including the Chief Executive Officer), evaluate senior management's performance in light of those goals and objectives, and determine and approve senior management's compensation level based on their evaluation and (b) make recommendations to the Board of Directors, as appropriate, with respect to non-senior management compensation, incentive-compensation plans and equity-based plans. A majority of the members on the Compensation Committee currently are independent.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is currently comprised of Messrs. Meredith and Tyler. The Nominating and Corporate Governance Committee does not have a charter, but operates under a policy adopted by resolution by the Board of Directors. The Nominating and Corporate Governance Committee is responsible for (a) identifying individuals qualified to serve on the Board of Directors, and recommending that the Board of Directors select director nominees to be considered for election at the Company's next annual meeting of stockholders or to be appointed by the Board of Directors to fill an existing or newly created vacancy on the Board of Directors, (b) identifying members of the Board of Directors to serve on which Board committee and to serve as chairman thereof and recommending each such member and chairman to the Board of Directors, (c) developing and revising as appropriate corporate governance guidelines applicable to the Company and recommending such guidelines or revisions to the Board of Directors, and (d) reviewing management organization and succession plans for the Chairman of the Board and the Chief Executive Officer. Although not required for controlled companies, the Board of Directors has determined that all members of the Nominating and Corporate Governance Committee currently are independent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information regarding the beneficial ownership of our outstanding common stock as of September 30, 2004 and the anticipated beneficial ownership of our common stock following the consummation of the Transactions by:

  •
  each person who is known by us to own beneficially more than 5 percent of the outstanding shares of our common stock;

  •
  each member of our board of directors;

  •
  each of our named executive officers; and

  •
  all members of our board of directors and our executive officers as a group.

        Except as indicated in the footnotes to this table, each person has sole voting and investment power with respect to all shares attributable to such person. Unless otherwise specified, the address of the individuals below is c/o Synagro Technologies, Inc., 1800 Bering Drive, Suite 1000, Houston, Texas 77057.

	Common Stock
				Shares Sold in this Offering Assuming Full Exercise of Over- Allotment Option
			Shares to be Sold in this Offering Assuming No Exercise of Over-Allotment Option
					After this Offering Assuming No Exercise of Over-Allotment Option		After this Offering Assuming Full Exercise of Over- Allotment Option
	Before this Offering
Name of Beneficial Owner
	Number	%(14)	Number	Number	Number	%(14)	Number	%(14)
5 percent Stockholders:
GTCR Funds(1)	25,015,130	55.8%
TCW/Crescent Funds(2)	2,321,428	10.5
Astoria Capital Management, Inc.(3)	1,755,400	8.2
Randall S. Tuttle(4)	1,849,377	9.3
James Rosendall(5)	1,610,501	8.1
Environmental Opportunities Funds(6)	1,250,000	6.3
Bill E. Tuttle(7)	1,194,668	6.0
James A. Jalovec(8)	1,086,306	5.5
Directors and Executive Officers:
Ross M. Patten(9)	1,476,006	6.9
Robert C. Boucher, Jr(10).	600,000	2.9
J. Paul Withrow(11)	629,000	3.0
David A. Donnini(12)	25,015,030	55.8
Vincent J. Hemmer(12)	—	*
Kenneth Ch'uan-k'ai Leung(13)	1,360,123	6.8
Gene Meredith	114,077	—
George E. Sperzel(12)	—	*
Alfred Tyler, 2nd	130,488	*
Mark A. Rome(15)	614,000	3.0
Alvin L. Thomas(16)	588,745	2.9
All directors and executive officers as a group (12 persons)	30,527,469	62.6

*
Less than 1%

(1)
Amounts shown in the table reflect the aggregate interests held by GTCR Fund VII, L.P. and GTCR Partners VII, L.P., which we collectively refer to as the "GTCR Funds." Amounts shown reflect the conversion of 62,537.819 total shares of Series D and E convertible preferred stock. The address of the GTCR Funds is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60601. Assuming conversion of accrued dividends on their preferred stock, the GTCR Funds would own an additional 10,244,178 shares of our common stock.

(2)
Amounts shown in the table represent the conversion into common stock of the Series E convertible preferred stock held by the following entities, which we collectively refer to as the "TCW/Crescent Funds," and which are indirectly controlled by TCW/Crescent Mezzanine, LLC, a registered investment adviser: (i) TCW Crescent Mezzanine Partners II, L.P. (4,671.257); and (ii) TCW/Crescent Mezzanine Trust II (1,132.313). The address of the TCW/Crescent Funds is c/o TCW/Crescent Mezzanine, LLC, 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. Assuming conversion of accrued dividends on their preferred stock, the TCW/Crescent Funds would own an additional 1,691,234 shares of our common stock.

(3)
Based on a Schedule 13G filed on January 15, 2003, Astoria Capital Management, Inc. is the beneficial owner of these shares pursuant to separate arrangements whereby it acts as investment advisor to Astoria Capital Partners, L.P. Richard Koe is the beneficial owner of these shares pursuant to his ownership interest in Astoria Capital Management, Inc. and Astoria Capital Partners, L.P. The address is c/o Astoria Capital Management, Inc., 6600 S.W. Ninety-Second Avenue, Suite 370, Portland, Oregon 97223.

(4)
Includes 192,000 shares of common stock underlying vested stock options. The address for Mr. Tuttle is 1900 Virginia Road, Winston-Salem, North Carolina 27107.

(5)
Includes 10,500 shares of common stock underlying vested stock options. The address for Mr. Rosendall is 323 Martindale Street, Sparta, Michigan 49345.

(6)
Includes 137,875 shares and 1,112,125 shares owned by Environmental Opportunities Fund (Cayman), L.P. and Environmental Opportunities Fund, L.P., respectively, which are collectively referred to as the "Environmental Opportunities Funds."

(7)
The address for Mr. Tuttle is 711 East Twain Avenue, Las Vegas, Nevada 89109.

(8)
The address for Mr. Jalovec is 2841 South 5th Court, Milwaukee, Wisconsin 53207.

(9)
Includes 1,470,000 shares of common stock underlying vested stock options.

(10)
Includes 600,000 shares of common stock underlying vested stock options.

(11)
Includes 624,000 shares of common stock underlying vested stock options.

(12)
Each of Messrs. Donnini, Hemmer and Sperzel are principals and/or members of GTCR. Accordingly, such individuals may be deemed to beneficially own the interests owned by the GTCR Funds. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for each of Messrs. Donnini, Hemmer and Sperzel is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(13)
Includes: (i) 1,250,000 shares of common stock held by the Environmental Opportunities Funds, of which Mr. Leung is the chief investment officer; and (ii) 96,223 shares of common stock underlying vested stock options. The address for Mr. Leung is c/o Environmental Opportunities Fund, L.P., 126 East 56th Street, 24th Floor, New York, New York 10022.

(14)
Applicable percentage of ownership is based on 19,775,821 shares of common stock outstanding before the offering and                        shares of common stock outstanding after the offering, plus, in the case of each holder, any presently exercisable options held by such holder and options which will become exercisable within 60 days after such date.

(15)
Includes 609,000 shares of common stock underlying vested stock options.

(16)
Includes 588,745 shares of common stock underlying vested stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Leases with Stockholders

        We maintain two leases with James A. Jalovec, one of our stockholders, and one of his affiliates. The first lease has an initial term through July 31, 2004 with an option to renew for an additional five-year period, which was exercised at the end of the initial term. Rental payments made under this lease in 2003 totaled approximately $97,000. The second lease has an initial term through December 31, 2013. Rental payments made under the second lease in 2003 totaled approximately $110,000. We believe the terms of these arrangements are at least as favorable to us as would be available from an unaffiliated party.

Professional Services Agreement

        In connection with the initial issuance of convertible preferred stock to GTCR under the Purchase Agreement dated January 27, 2000, we entered into a Professional Services Agreement with GTCR in which GTCR agreed to provide certain management and financial services for us. As consideration for such services, we agreed that at the time of any purchase of convertible preferred stock under the Purchase Agreement we would pay GTCR a placement fee equal to 0.5 percent of the amount paid to us in connection with such purchase. The Professional Services Agreement will continue in effect until such time as GTCR Fund ceases to own at least 25 percent of the convertible preferred stock issued under the Purchase Agreement.

Existing Credit Facility

        In May 2002, we entered into a senior credit facility with Bank of America, N.A., and certain other lenders to fund working capital for acquisitions, to refinance existing debt, to provide working capital for operations, to fund capital expenditures and for other general corporate purposes. Bank of America, N.A., is an affiliate of Banc of America Securities LLC, one of the underwriters of this offering. Affiliates of Banc of America Securities LLC will receive a portion of the proceeds from this offering to repay amounts outstanding under the existing credit facility. See "Use of Proceeds" and "Description of Certain Indebtedness—Existing Credit Facility."

DESCRIPTION OF CERTAIN INDEBTEDNESS

Existing Credit Facility

        The existing credit facility provides for an aggregate principal amount of up to $165.0 million and is comprised of:

  •
  a senior secured term loan facility in an aggregate principal amount of up to $70.0 million; and

  •
  a senior secured revolving credit facility in an aggregate principal amount of up to $95.0 million (up to $50.0 million of this facility is available for swing loans and for the issuance of letters of credits).

        As of September 30, 2004, $31.8 million was outstanding under the existing credit facility. We will repay all amounts outstanding under the existing credit facility with the proceeds that we receive from this offering and the new credit facility.

The 9 1/2% Notes

        In April 2002, Synagro issued $150.0 million of its 9 1/2% senior subordinated notes due in 2009. In conjunction with this offering, we intend to repurchase all of the 9 1/2% notes with the proceeds that we receive from this offering and/or borrowings under the new credit facility.

The New Credit Facility

        Synagro shall enter into a $305.0 million secured credit facility with a syndicate of financial institutions, including Bank of America, N.A. as Administrative Agent and Collateral Agent, Lehman Commercial Paper Inc., as Syndication Agent, Banc of America Securities LLC and Lehman Brothers Inc. as Joint Lead Arrangers, and Banc of America Securities LLC and Lehman Brothers Inc. as Joint Bookrunners and CIBC World Markets Corp. as Documentation Agent.

        We expect that the new credit facility will be comprised of (i) a senior secured revolving credit facility of up to $95.0 million, which we refer to as the "new revolver," (ii) a senior secured term loan facility in an aggregate principal amount of $180.0 million, which we refer to as the "new term loan" and (iii) a delayed draw senior secured term loan facility in a principal amount of $30.0 million, which we refer to as the "delayed draw term loan."

        We expect that the new revolver will have a 5-year maturity and the new term loan facility and the delayed draw term loan facility will have a 7-year maturity.

        We expect that the new credit facility will have several features similar to credit facilities of this nature, including but not limited to:

        Interest Rate and Fees.    We expect that borrowings under the new credit facility will bear interest at the LIBO Rate plus an applicable margin. We also expect that the new revolver will provide payment to the lenders of a commitment fee on any unused commitments equal to    % per annum, to be determined in accordance with our leverage ratio. Moreover, we expect that the delayed draw term loan facility will also provide for payment to the lenders of a commitment fee on any unused commitments equal to 0.75% per annum.

        Mandatory Prepayments.    We expect that the new credit facility will provide for mandatory prepayments in connection with debt issuances, asset sales, casualty proceeds, condemnation awards and excess cash flows.

        Covenants.    We expect that the new credit facility will require that we meet certain financial tests, including, without limitation, a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. We also expect that our new credit facility will contain customary covenants and restrictions, including, among others, limitations or prohibitions on capital expenditures and acquisitions, declaring and paying dividends and other distributions, redeeming and repurchasing our indebtedness, loans and investments, additional indebtedness, liens, guarantees, recapitalizations, mergers, asset sales and transactions with affiliates.

        Guarantees.    We expect that the new credit facility will be guaranteed on a senior secured basis by Synagro, all of the its direct and indirect domestic subsidiaries and by each direct or indirect non-U.S. subsidiary (other than subsidiaries with nonrecourse debt) of Synagro that guarantees other obligations of Synagro or any other guarantor.

        Collateral.    We expect to give to the administrative agent on behalf of each lender a security interest in collateral consisting of, without limitation, a pledge of all present and future shares of capital stock of Synagro and all domestic subsidiaries, 65% of all present and future voting stock of foreign subsidiaries, and all present and future assets and intercompany debt and all proceed and product of there property and assets.

        Events of Default.    We expect that the new credit facility will specify certain customary events of default, including but not limited to, failure to pay principal, interest or fees when due (after grace periods, if any), and material inaccuracy of any representation or warranty, material cross default, insolvency, bankruptcy and dissolution events, material judgments, ERISA events, change of control, invalidity of guarantee, mergers, consolidations, liquidations or dissolutions.

Other Indebtedness

        Baltimore Project Bonds.    In 1996, the Maryland Energy Financing Administration, or the "Administration," issued the Nonrecourse Project Revenue Bonds in the aggregate amount of $58,550,000. The Administration loaned the proceeds of the Nonrecourse Project Revenue Bonds to Wheelabrator Water Technologies Baltimore L.L.C., now our wholly owned subsidiary and known as Synagro-Baltimore L.L.C., pursuant to a June 1996 loan agreement, and the terms of the loan mirror the terms of the Nonrecourse Project Revenue Bonds. The loan financed a portion of the costs of constructing thermal facilities located in Baltimore County, Maryland, at the site of its Back River Wastewater Treatment Plant, and in the City of Baltimore, Maryland, at the site of its Patapsco Wastewater Treatment Plant. We assumed all obligations associated with the Nonrecourse Project Revenue Bonds in connection with our acquisition of Bio Gro in 2000. Maryland Project Revenue Bonds in the aggregate amount of $14.6 million have already been paid, and the remaining Maryland Project Revenue Bonds bear interest at annual rates between 5.75 percent and 6.45 percent and mature on dates between December 1, 2004 and December 1, 2016.

        The Nonrecourse Project Revenue Bonds are primarily secured by the pledge of revenues and assets related to our Back River and Patapsco thermal facilities. The underlying service contracts between us and the City of Baltimore obligated us to design, construct and operate the thermal facilities and obligated the City to deliver biosolids for processing at the thermal facilities. The City makes all payments under the service contracts directly to a trustee for the purpose of paying the Nonrecourse Project Revenue Bonds.

        At our option, we may cause the redemption of the Nonrecourse Project Revenue Bonds at any time on or after December 1, 2006, subject to redemption prices specified in the loan agreement. The Nonrecourse Project Revenue Bonds will be redeemed at any time upon the occurrence of certain extraordinary conditions, as defined in the loan agreement.

        Synagro-Baltimore L.L.C., one of our wholly owned subsidiaries, guarantees the performance of services under the underlying service agreements with the City of Baltimore. Under the terms of Bio Gro acquisition agreement, Waste Management, Inc. also guarantees the performance of services under those service agreements. We have agreed to pay Waste Management $500,000 per year beginning in 2007 until the Nonrecourse Project Revenue Bonds are paid or its guarantee is removed. Neither Synagro-Baltimore L.L.C. nor Waste Management has guaranteed payment of the Nonrecourse Project Revenue Bonds or the loan funded by the Nonrecourse Project Revenue Bonds.

        The loan agreement, based on the terms of the related indenture, requires that we place certain monies in restricted fund accounts and that those funds be used for various designated purposes (e.g., debt service reserve funds, bond funds, etc.). Monies in these funds will remain restricted until the Nonrecourse Project Revenue Bonds are paid.

        At September 30, 2004, the Nonrecourse Project Revenue Bonds were secured by property, machinery and equipment with a net book value of approximately $54.1 million and restricted cash of approximately $8.5 million, of which approximately $7.5 million is in a debt service fund that is established to partially secure certain payments and can be utilized to make the final payment at the Company's request.

        Sacramento Project Bonds.    In December 2002, the California Pollution Control Financing Authority (the "Authority") issued nonrecourse revenue bonds in the aggregate amount of $20.9 million (net of original issue discount of $0.4 million). The nonrecourse revenue bonds consist of $19.7 million (net of original issue discount of $0.4 million) Series 2002-A and $1.2 million (net of original issue discount of $9,000) Series 2002-B (collectively, the "Sacramento Bonds"). The Authority loaned the proceeds of the Sacramento Bonds to Sacramento Project Finance, Inc., one of our wholly owned subsidiaries, pursuant to a loan agreement dated December 1, 2002. The purpose of the loan is to finance the design, permitting, constructing and equipping of a biosolids dewatering and heat drying/pelletizing facility for the Sacramento Regional Sanitation District. The Sacramento Bonds bear interest at annual rates between 4.25 percent and 5.5 percent and mature on dates between December 1, 2006, and December 1, 2024. This facility commenced operations in the fourth quarter of 2004.

        The Sacramento Bonds are primarily collateralized by the pledge of certain future revenues and all of the property of Sacramento Project Finance, Inc. The facility will be owned by Sacramento Project Finance, Inc. and leased to Synagro Organic Fertilizer Company of Sacramento, Inc., another of our wholly owned subsidiaries. Synagro Organic Fertilizer Company of Sacramento, Inc. will be obligated under a lease agreement dated December 1, 2002, to pay base rent to Sacramento Project Finance, Inc. in an amount exceeding the debt service of the Sacramento Bonds. The facility will be located on property owned by the Sacramento Regional County Sanitation District ("Sanitation District"). The Sanitation District will provide the principal source of revenues to Synagro Organic Fertilizer Company of Sacramento, Inc. through a service fee under a contract that has been executed.

        At our option, we may cause the early redemption of some Sacramento Bonds subject to redemption prices specified in the loan agreement.

        The loan agreement requires that Sacramento Project Finance, Inc. place certain monies in restricted accounts and that those funds be used for designated purposes (e.g., operation and maintenance expense account, reserve requirement accounts, etc.). Monies in these funds will remain restricted until the Sacramento Bonds are paid.

        At September 30, 2004, the Sacramento Bonds are partially collateralized by restricted cash of approximately $5.2 million, of which approximately $1.7 million is in a debt service fund that is established to secure certain payments and can be utilized to make the final payment at our request, and the remainder is reserved for construction costs. We are not a guarantor of the Sacramento Bonds or the loan funded by the Sacramento Bonds.

        The Maryland Project Revenue Bonds and the Sacramento Bonds will be excluded from the financial covenant calculations required by the new credit facility.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Our authorized capital stock consists of:

  •
  100,000,000 shares of common stock, par value $0.002 per share; and

  •
  10,000,000 shares of preferred stock, par value $0.002 per share.

        After this offering, there will be                        shares of our common stock outstanding and no shares of our Class D preferred stock or our Class E preferred stock shall remain outstanding.

Common Stock

        All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

        Dividends.    Holders of shares of our common stock will be entitled to receive such dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. The initial dividend rate is expected to be equal to $    per share of common stock per annum. See "Dividend Policy and Restrictions" for a complete description of the dividends we expect to declare on our shares of common stock.

        Rights Upon Liquidation.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share equally in our assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.

        Voting Rights.    Shares of our common stock carry one vote per share. Holders of shares of our common stock have no cumulative voting rights.

        Other Rights.    Holders of shares of our common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, in one or more series and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the General Corporation Law of the State of Delaware, or DGCL. The issuance of shares of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of our common stock.

        Series D Redeemable Preferred Stock.    We have authorized 32,000 shares of Series D Preferred Stock, par value $.002 per share. In 2000, we issued a total of 25,033.601 shares of the Series D Preferred Stock to GTCR Fund VII, L.P. and its affiliates, which is convertible by the holders into a number of shares of our common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series D Preferred Stock is senior to our common stock or any other of our equity securities. The liquidation value of each share of Series D Preferred Stock is $1,000 per share. Dividends on each share of Series D Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at our option. Upon conversion of the Series D Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of our common stock at the conversion price. The Series D Preferred Stock is entitled to one vote per share. Shares of Series D Preferred Stock are subject to mandatory redemption by us on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. Immediately prior to the closing of this offering, holders of our Series D Preferred Stock will convert all of their preferred shares into            shares of our existing common stock,            of which will be sold in this offering.

        Series E Redeemable Preferred Stock.    We have authorized 55,000 shares of Series E Preferred Stock, par value $.002 per share. GTCR Fund VII, L.P. and its affiliates own 37,504.229 shares of Series E Preferred Stock and certain affiliates of The TCW Group, Inc. own 7,254.462 shares. The Series E Preferred Stock is convertible by the holders into a number of shares of our common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series E Preferred Stock is senior to our common stock and any other of our equity securities. The liquidation value of each share of Series E Preferred Stock is $1,000 per share. Dividends on each share of Series E Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at our option. Upon conversion of the Series E Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of our common stock at the conversion price. The Series E Preferred Stock is entitled to one vote per share. Shares of Series E Preferred Stock are subject to mandatory redemption by us on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. Immediately prior to the closing of this offering, holders of our Series E Redeemable Preferred Stock will convert all of their preferred shares into            shares of our existing common stock,             of which will be sold in this offering.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

        Provisions of Delaware law and our restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        Delaware Anti-Takeover Statute.    We are subject to Section 203 of the General Corporation Law of the State of Delaware, or DGCL, an anti-takeover statute. In general Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15 percent or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.

        Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders.    Our organizational documents permit stockholder action by written consent so long as such action is approved by a majority of the "continuing directors." For purposes of the restated certificate of incorporation, a "continuing director" is:

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  any member of the board of directors who (A) is not an interested stockholder and (B) was a member of the board of directors prior to the time that an interested stockholder became and interested stockholder; and

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  any person who is elected or nominated to succeed a continuing director, or to join the board of directors, by a majority of the continuing directors.

Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, by the chairman of the board of directors or by stockholders owning not less than 10% of the voting power of all outstanding shares of voting stock.

        Limitations on Liability and Indemnification of Officers and Directors.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to carry directors' and officers' insurance for our directors, officers and certain employees for some liabilities.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Supermajority Provisions.    In order to insure that the substantive provisions set forth in the restated certificate of incorporation are not circumvented by the amendment of such restated certificate of incorporation pursuant to a vote of a majority of the voting power of our outstanding shares, the restated certificate of incorporation also provides that any amendment, change or repeal of the provisions contained in the restated certificate of incorporation with respect to:

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  our capitalization;

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  amendment of the bylaws;

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  determination by the board of the number of directors;

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  filling vacancies on the board of directors;

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  the requirement that stockholder action be taken at an annual or special meeting;

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  requirements with respect to appraisal rights for stockholders; or

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  the amendment of the provision imposing such supermajority requirement for amendment of the restated certificate of incorporation,

shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of voting stock, including, in any instance where the repeal or amendment is proposed by an interested stockholder or its affiliate or associate, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock held by persons other than such interested stockholder or its affiliates or associates. However, only the affirmative vote of the majority of the voting power of all outstanding shares of voting stock is required if the amendment of any of the foregoing provisions is approved by a majority of the continuing directors (as defined above).

        The restated certificate of incorporation permits the board of directors to adopt, amend or repeal any or all of our bylaws without stockholder action and provide that such bylaws may also be adopted, amended or repealed by its stockholders, but only if approved by holders of 66 2/3% or more of the voting power of all outstanding shares of voting stock, including in any instance in which the alteration is proposed by an interested stockholder or by affiliates or associate of any interested stockholder, the affirmative vote of the holders of at least a majority of voting power of all outstanding shares of voting stock held by persons other than the interested stockholder who proposed such action. However, the only stockholder vote required if the modification is approved by a majority of the continuing directors is the affirmative vote of the majority of the voting power of all outstanding shares of voting stock.

Listing

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "SYGR." Upon completion of the offering, we will apply for listing of our common stock on the Nasdaq National Market.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is LaSalle Bank, NA.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. Upon completion of this offering,            shares of our common stock will be outstanding. All of these shares will be freely tradable without restriction or further registration under the Securities Act, unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, our existing equity investors will own                        shares of common stock representing an aggregate    % ownership interest in us after the offering (or             shares of common stock representing a    % aggregate ownership interest in us, assuming the underwriters exercise their over-allotment option in full).

        If permitted under our new credit facility, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.

Stock Options

        We filed a registration statement in October 2004 on Form S-8 under the Securities Act to register approximately 10,700,000 shares of common stock issuable under our stock plans. Shares issued under our stock plans are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Arrangements

        We, our executive officers and directors, certain of our stockholders and the existing equity investors have agreed to a 90-day "lock-up," subject to certain exceptions, with respect to all shares of our common stock, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities, which we may issue or they may own prior to this offering or purchase in or after this offering, as the case may be. This means that for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that we file a registration statement related to any of these securities without the prior written consent of the representatives of the underwriters.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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  1% of the then-outstanding shares of common stock; and

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  the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

        Following the lock-up period, we estimate that approximately                        shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

        As used in this prospectus, the term "Non-U.S. Holder" is a beneficial owner of our common stock other than:

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  an individual who is a citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States, of any state of the United States or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

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  a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion does not consider:

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  U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

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  any state, local or foreign tax consequences;

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  the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

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  special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

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  special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle, "hedge" or "conversion transaction;" or

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  a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of the Code (generally property held for investments).

        The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Dividends

        We anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." Distributions paid on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder's adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. See "—Gain on Disposition of Common Stock." The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or (if certain tax treaties apply) are attributable to a permanent establishment or fixed base in the United States, known as "U.S. trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. In general, Non-U.S. Holders must provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury Regulations provide alternative methods for satisfying this requirement. Under these Treasury Regulations, in the case of common stock held by a foreign intermediary (other than a "qualified intermediary") or a foreign partnership (other than a "withholding foreign partnership"), the foregoing intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

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  the gain is U.S. trade or business income;

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  the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; or

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  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

        A Non-U.S. Holder that is an individual described in the first bullet above will be subject to tax on any gain derived from the sale, exchange or other disposition under regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is an individual described in the second bullet above will be subject to a flat

30% tax on any gain derived from the sale, exchange or other disposition which may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the United States). A Non-U.S. Holder that is a corporation described in the first bullet above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "United States real property holding corporation" generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for U.S. federal income tax purposes in the future.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

        U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

        Proceeds from the disposition of shares of common stock paid to or through the U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is not a United States person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establishes an exemption. Payments of the proceeds from a disposition or a redemption effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

        Non-U.S. Holders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding under current U.S. Treasury regulations.

UNDERWRITING

        Synagro Technologies, Inc. and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Lehman Brothers Inc. and CIBC World Markets Corp. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC
Lehman Brothers Inc.
CIBC World Markets Corp.
Total

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $    per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $    per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        Over-Allotment Option.    We and the selling stockholders have granted the underwriters an over-allotment option to buy up to additional            shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $     million.

	No Exercise	Paid by Us Full Exercise
Per Share	$	$
Total	$	$

        Listing.    Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "SYGR." Upon completion of this offering, we will apply for listing of our common stock in the Nasdaq National Market.

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq SmallCap Market, in the over-the-counter market or otherwise.

        Discretionary Accounts.    The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

        Lock-up Agreements.    We, our executive officers and directors, certain of our stockholders and the existing equity investors have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of the representatives of the underwriters for a period of 90 days from the date of this prospectus related to this offering. This consent may be given at any time without public notice. In addition, during this 90-day period, we have also agreed not to file any registration statement for, and each of the persons who have executed lock-up agreements as described above has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the representatives of the underwriters.

        Indemnification.    We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Banc of America Securities LLC are lenders under our existing credit facility and as such will receive a portion of the proceeds of this offering, which will be used to repay amounts outstanding under the existing credit facility. Concurrently with the closing of this offering, we will enter into a new senior secured credit facility with a syndicate of financial institutions, including affiliates of Banc of America Securities LLC, Lehman Brothers Inc. and CIBC World Markets Corp.

        Selling Restrictions.    The underwriters have acknowledged and agreed that the shares have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except that the underwriters may offer and sell such shares (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As used in this paragraph, "resident of Japan" means any person residing in Japan including any corporation or other entity organized under the laws of Japan.

        Each of the underwriters severally represents and agrees that:

  •
  it has not offered or sold and prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Synagro; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d'investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L.411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited liability company that is an investor in GTCR Fund VII, L.P. and/or limited partners in a general partnership that is an investor in GTCR Co-Invest, L.P., each of which owns equity interests in the issuer. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, GTCR Golder Rauner, LLC and certain of its affiliates in connection with certain legal matters. The underwriters are represented by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Synagro Technologies, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a Registration Statement on Form S-1 with the Securities and Exchange Commission regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. You may read and copy the registration statement, related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC's public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's internet address is www.sec.gov.

        You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Synagro Technologies, Inc.
1800 Bering Drive
Suite 1000
Houston, Texas 77057
(713) 369-1700

SYNAGRO TECHNOLOGIES, INC.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Synagro Technologies, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Synagro Technologies, Inc. and its subsidiaries (the "Company") at December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. The financial statements of Synagro Technologies, Inc. as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 13, 2002, prior to the restatement of the financial statements. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Asset Retirement Obligations."

        As discussed in Note 2, the Company restated its previously issued consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
March 29, 2004 (except for the audit of the consolidated financial statements at December 31, 2001 and for the year then ended and the matters discussed in Note 2, as to which the date is October 4, 2004)

SYNAGRO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS EXCEPT SHARE DATA)

	December 31,
	2003	2002
	(Restated)	(Restated)
		(Note 2)
ASSETS
Current Assets:
Cash and cash equivalents	$206	$239
Restricted cash	1,410	1,696
Accounts receivable, net	59,581	54,814
Note receivable, current	342	554
Prepaid expenses and other current assets	10,840	15,399

Total current assets	72,379	72,702
Property, machinery & equipment, net	213,697	213,331
Other Assets:
Goodwill	171,051	167,117
Restricted cash—construction fund	12,184	17,733
Restricted cash—debt service fund	7,275	7,491
Other, net	14,091	13,746

Total assets	$490,677	$492,120

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$955	$1,111
Current maturities of nonrecourse project revenue bonds	2,570	2,430
Current maturities of capital lease obligations	2,678	1,280
Accounts payable and accrued expenses	45,659	46,991

Total current liabilities	51,862	51,812
Long-Term Debt:
Long-term debt obligations, net	194,084	210,751
Nonrecourse project revenue bonds, net	62,301	64,841
Capital lease obligations, net	12,748	7,938

Total long-term debt	269,133	283,530
Other long-term liabilities	19,361	14,239

Total liabilities	340,356	349,581
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	86,299	78,090
Stockholders' Equity:
Preferred stock, $.002 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.002 par value, 100,000,000 shares authorized, 19,775,821 and 19,775,821 shares issued and outstanding, respectively	40	40
Additional paid in capital	82,113	90,322
Accumulated deficit	(16,829)	(24,107)
Accumulated other comprehensive loss	(1,302)	(1,806)

Total stockholders' equity	64,022	64,449

Total liabilities and stockholders' equity	$490,677	$492,120

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

	Year Ended December 31,
	2003	2002	2001
			(Restated)
			(Note 2)
Revenue	$298,552	$272,628	$260,196
Cost of services	234,451	201,880	192,101

Gross profit	64,101	70,748	68,095
Selling, general and administrative expenses	26,070	22,935	21,958
Reorganization costs	1,169	905	—
Special credits, net	—	—	1,018
Amortization of intangibles	450	108	4,458

Income from operations	36,412	46,800	40,661

Other (income) expense:
Other (income), net	77	5,454	(221)
Gain from litigation settlement	—	—	(6,000)
Interest expense, net	23,356	23,498	26,968

Total other expense, net	23,433	28,952	20,747

Income before provision for income taxes	12,979	17,848	19,914
Provision for income taxes	5,225	6,784	2,346

Net income before cumulative effect of change in accounting for derivatives and asset retirement obligations and preferred stock dividends	7,754	11,064	17,568
Cumulative effect of change in accounting for derivatives net of tax of $707	—	—	1,153
Cumulative effect of change in accounting for asset retirement obligations, net of tax benefit of $292	476	—	—

Net income before preferred stock dividends	7,278	11,064	16,415
Preferred stock dividends	8,209	7,659	7,248

Net income (loss) applicable to common stock	$(931)	$3,405	$9,167

Earnings (loss) per share:
Basic—
Earnings (loss) per share before cumulative effect of change in accounting for derivatives and asset retirement obligations	$(0.03)	$0.17	$0.53
Cumulative effect of change in accounting for derivatives	—	—	(0.06)
Cumulative effect of change in accounting for asset retirement obligations	(0.02)	—	—

Earnings (loss) per share	$(0.05)	$0.17	$0.47

Diluted—
Earnings (loss) per share before cumulative effect of change in accounting for derivatives and asset retirement obligations	$(0.03)	$0.17	$0.35
Cumulative effect of change in accounting for derivatives	—	—	(0.02)
Cumulative effect of change in accounting for asset retirement obligations	(0.02)	—	—

Net earnings (loss) per share	$(0.05)	$0.17	$0.33

Weighted average shares:
Weighted average shares outstanding for basic earnings per share calculation	19,775,821	19,627,132	19,457,389
Effect of dilutive stock options	—	—	10,095
Effect of convertible preferred stock under the "if converted" method	—	—	30,180,610

Weighted average shares outstanding for diluted earnings per share	19,775,821	19,627,132	49,648,094

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(IN THOUSANDS EXCEPT SHARE DATA)

	Common Stock		(Restated) Additional Paid-In Capital		Accumulated Other Comprehensive Loss
				(Restated) Accumulated Deficit		(Restated) Total	(Restated) Comprehensive Income (Loss)
	Shares	Amount
BALANCE, January 1, 2001
as previously reported	19,435,781	$39	$109,086	$(55,560)	$—	$53,565
Adjustment (see Note 2)	—	—	(3,938)	3,974	—	36

BALANCE, January 1, 2001, as adjusted	19,435,781	$39	$105,148	$(51,586)	$—	$53,601
Change in other comprehensive loss	—	—	—	—	(2,310)	(2,310)	$(2,310)
Preferred stock dividends (see Note 2)	—	—	(7,248)	—	—	(7,248)	—
Exercise of options and warrants	41,000	—	82	—	—	82	—
Net income before preferred stock dividends	—	—	—	16,415	—	16,415	16,415

BALANCE, December 31, 2001 (restated)	19,476,781	39	97,982	(35,171)	(2,310)	60,540	$14,105

Change in other comprehensive income	—	—	—	—	504	504	$504
Preferred stock dividends (see Note 2)	—	—	(7,659)	—	—	(7,659)	—
Exercise of options and Warrants	299,040	1	(1)	—	—	—	—
Net income before preferred stock dividends	—	—	—	11,064	—	11,064	11,064

BALANCE, December 31, 2002 (restated)	19,775,821	40	90,322	(24,107)	(1,806)	64,449	$11,568

Change in other comprehensive Income	—	—	—	—	504	504	$504
Preferred stock dividends (see Note 2)	—	—	(8,209)	—	—	(8,209)	—
Net income before preferred stock dividends	—	—	—	7,278	—	7,278	7,278

BALANCE, December 31, 2003 (restated)	19,775,821	$40	$82,113	$(16,829)	$(1,302)	$64,022	$7,782

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year Ended December 31,
	2003	2002	2001
		(Restated)
		(Note 2)
Cash flows from operating activities:
Net income (loss) applicable to common stock	$(931)	$3,405	$9,167
Adjustments to reconcile net income applicable to common stock to net cash provided by operating activities:
Preferred stock dividends	8,209	7,659	7,248
Cumulative effect of change in accounting for derivatives	—	—	1,153
Cumulative effect of change in accounting for asset retirement obligations	476	—	—
Bad debt expense	952	—	438
Reorganization costs	1,169	905	—
Depreciation and amortization expense	18,626	15,395	18,363
Amortization of debt financing costs	1,140	1,269	1,670
Write off of deferred debt costs	—	7,241	—
Provision for deferred income taxes	5,318	6,784	2,346
Loss (gain) on sale of property, machinery and equipment	7	(244)	(221)
(Increase) decrease in the following, net:
Accounts receivable	(5,633)	(4,693)	(406)
Prepaid expenses and other current assets	3,526	(8,661)	(3,211)
Increase (decrease) in the following:
Accounts payable and accrued expenses and other long-term liabilities	(8,710)	590	1,662

Net cash provided by operating activities	24,149	29,650	38,209

Cash flows from investing activities:
Purchase of businesses, including contingent consideration, net of cash acquired	(4,634)	(4,553)	(1,709)
Purchases of property, machinery and equipment	(13,158)	(12,534)	(13,313)
Proceeds from sale of property, machinery and equipment	14,207	602	968
Facility construction funded by restricted cash	(5,270)	—	—
Decrease in restricted cash for facility construction	5,270	—	—
(Increase) decrease in other restricted cash accounts	780	1,081	(1,435)
Other	213	(204)	4

Net cash used in investing activities	(2,592)	(15,608)	(15,485)

Cash flows from financing activities:
Payments of debt	(20,816)	(226,745)	(27,079)
Debt issuance costs	(774)	(7,310)	(72)
Proceeds from debt	—	220,000	—
Exercise of options and warrants	—	—	82

Net cash used in financing activities	(21,590)	(14,055)	(27,069)
Net decrease in cash and cash equivalents	(33)	(13)	(4,345)
Cash and cash equivalents, beginning of period	239	252	4,597

Cash and cash equivalents, end of period	$206	$239	$252

Supplemental cash flow information:
Interest paid during the period	$21,437	$20,035	$25,577
Income taxes paid during the period	$247	$361	$276
Noncash activities:
Fair value of guaranteed lease residual	$399	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Noncash Investing and Financing Activities

        During 2001, dividends totaled approximately $7.2 million, of which approximately $6.1 million represents the eight percent dividend on the Company's Preferred Stock that was provided for with additional shares of preferred stock, and approximately $1.1 million represents accretion and amortization of issuance costs.

        During 2002, dividends totaled approximately $7.7 million, of which approximately $6.6 million represents the eight percent dividend on the Company's Preferred Stock that was provided for with additional shares of preferred stock, and approximately $1.1 million represents accretion and amortization of issuance costs.

        During 2002, the Company issued nonrecourse bonds totaling $21.3 million to fund the capital to build a biosolids, dewatering and heat drying/pelletizing facility for the Sacramento Regional Sanitation District.

        During 2002, the Company issued an aggregate of 299,040 shares relating to cashless exercises of certain warrants pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act.

        During 2002, the Company entered into three capital lease agreements to purchase transportation equipment totaling approximately $9.3 million.

        During 2003, dividends totaled approximately $8.2 million, of which approximately $7.2 million represents the eight percent dividend on the Company's preferred stock that was paid with additional shares of preferred stock, and approximately $1.0 million represents accretion and amortization of issuance costs.

        During 2003, the Company entered into capital lease agreements of approximately $8.0 million to purchase operating and transportation equipment.

The accompanying notes are an integral part of these consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    Business and Summary of Significant Accounting Policies

Business and Organization

        Synagro Technologies, Inc., a Delaware corporation ("Synagro"), and collectively with its subsidiaries (the "Company") is a national water and wastewater residuals management company serving more than 1,000 municipal and industrial water and wastewater treatment accounts and has operations in 37 states and the District of Columbia. Synagro offers many services that focus on the beneficial reuse of organic nonhazardous residuals resulting from the wastewater treatment process. Synagro provides its customers with complete, vertically integrated services and capabilities, including facility operations, facility cleanout services, regulatory compliance, dewatering, collection and transportation, composting, drying and pelletization, product marketing, incineration, alkaline stabilization, and land application.

Principles of Consolidation

        The consolidated financial statements include the accounts of Synagro and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash Equivalents

        The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents.

Property, Machinery and Equipment

        Property, machinery and equipment are stated at cost less accumulated depreciation. Depreciation is being recorded using the straight-line method over estimated useful lives of three to thirty years, net of estimated salvage values. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

        Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property, machinery and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in other income or expense in the statements of operations.

        Interest is capitalized on certain assets under construction. Approximately $1.1 million of capitalized interest was recorded in construction in process as of December 31, 2003.

Goodwill

        Goodwill represents the excess of aggregate purchase price paid by the Company in acquisitions accounted for as purchases over the fair value of the net tangible assets acquired. Effective January 1, 2002, the Company discontinued amortization of goodwill in accordance with its adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

        Goodwill attributable to the Company's reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of future cash flows, future growth rates, costs of capital and estimates of market multiples. As required under current accounting standards, the Company tests for impairment annually unless factors otherwise indicate that an impairment may have occurred.

Noncompete Agreements

        Included in other assets are noncompete agreements. These agreements are amortized on a straight-line basis over the term of the agreement, which is generally for two to ten years after the employee has separated from the Company. Noncompete agreements, net of accumulated amortization at December 31, 2003 and 2002, totaled approximately $0.2 million and $0.3 million, respectively. Amortization expense was approximately $0.1 million in 2003, $0.1 million in 2002, and $0.1 million in 2001.

Self-insurance Liabilities

        The Company is substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages and actuarial assumptions regarding future claims development and claims incurred but not reported.

Deferred Financing Costs

        Deferred financing costs, net of accumulated amortization at December 31, 2003 and 2002, totaled approximately $8.5 million and $8.6 million, respectively, and are included in other assets. Deferred financing costs are amortized to interest expense on a straight-line basis over the life of the underlying instruments, which is not materially different from the effective interest method.

Revenue Recognition

        Revenues generated from facilities operations and maintenance contracts are recognized either when wastewater residuals enter the facilities or when the residuals have been processed, depending on the contract terms. All other revenues under service contracts are recognized when the service is performed. Revenues related to long-term construction projects are recognized under percentage-of-completion accounting rules.

        The Company provides for losses in connection with long-term contracts where an obligation exists to perform services and when it becomes evident the projected contract costs exceed the related revenues.

Use of Estimates

        In preparing financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are the Company's significant estimates and assumptions made in preparation of its financial statements:

          Allowance for Doubtful Accounts—The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation and the likelihood of success in collecting the receivable. Allowance for doubtful accounts at December 31, 2003 and 2002, was approximately $1.5 million and $1.3 million, respectively.

          Loss Contracts—The Company evaluates its revenue producing contracts to determine whether the projected revenues of such contracts exceed the direct cost to service such contracts. These evaluations include estimates of the future revenues and expenses. Accruals for loss contracts are adjusted based on these evaluations.

          Property and Equipment/Long-Lived Assets—Management adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" during the first quarter of 2002. Property and equipment is reviewed for impairment pursuant to these provisions. The carrying amount of an asset (group) is considered impaired if it exceeds the sum of our estimate of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset (group), excluding interest charges.

          The Company regularly incurs costs to develop potential projects or facilities and procure contracts for the design, permitting, construction and operations of facilities. The Company has recorded $14.7 million in property and long-term assets related to these activities at December 31, 2003, compared to $8.8 million at December 31, 2002. The Company routinely reviews the status of each of these projects to determine if these costs are realizable. If the Company is unsuccessful in obtaining the required permits, government approvals, or fulfilling the contract requirements, these costs will be expensed.

          Goodwill—Goodwill attributable to the Company's reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of future cash flows, future growth rates, costs of capital and estimates of market multiples. As required under current accounting standards, the Company tests for impairment annually unless factors otherwise indicate that an impairment may have occurred.

          Purchase Accounting—The Company estimates the fair value of assets, including property, machinery and equipment and its related useful lives and salvage values, and liabilities when allocating the purchase price of an acquisition to the acquired assets and liabilities.

          Income Taxes—The Company assumes the deductibility of certain costs in its income tax filings and estimates the recovery of deferred income tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from its estimates, the company may not realize deferred tax assets to the extent it was estimated.

          Legal and Contingency Accruals—The Company estimates and accrues the amount of probable exposure it may have with respect to litigation, claims and assessments. These estimates are based on management's facts and the probabilities of the ultimate resolution of the litigation.

          Self-Insurance Reserves—The Company is substantially self-insured for workers' compensation, employers' liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages and actuarial assumptions regarding future claims development and claims incurred but not reported.

          Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements.

Concentration of Credit Risk

        The Company provides services to a broad range of geographical regions. The Company's credit risk primarily consists of receivables from a variety of customers including state and local agencies, municipalities and private industries. The Company had one customer that accounted for approximately 17 percent, 15 percent and 14 percent of total revenue for the years ended December 31, 2003, 2002 and 2001, respectively. No other customers accounted for more than ten percent of revenues. The Company reviews its accounts receivable and provides estimates of allowances as deemed necessary.

Fair Value of Financial Instruments

        The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these instruments. With the exception of the $150 million Senior Subordinated Notes, management believes the carrying amounts of the current and long-term debt approximate their fair value based on interest rates for the same or similar debt offered to the Company having the same or similar terms and maturities. As of December 31, 2003, the fair value of the $150 million Senior Subordinated Notes totaled approximately $165 million.

Income Taxes

        The Company files a consolidated return for federal income tax purposes. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This standard provides the method for determining the appropriate asset and liability for deferred income taxes, which are computed by applying applicable tax rates to temporary differences. Therefore, expenses recorded for financial statement purposes before they are deducted for income tax purposes create temporary differences, which give rise to deferred income tax assets. Expenses deductible for income tax purposes before they are recognized in the financial statements create temporary differences which give rise to deferred income tax liabilities.

Recent Accounting Pronouncements

        Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which requires that the Company recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at their fair value. Changes in the fair value of a derivative are recorded in income or directly to equity, depending on the instrument's designated use. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into income when the hedged transaction affects income, while the ineffective portion of the gain or loss on the derivative instrument is recognized currently in earnings. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current income during the period of the change in fair values. The transition adjustment related to the adoption of this statement has been reflected as a "cumulative effect of change in accounting for derivatives" of approximately $1.2 million, net of tax, charged to net income and approximately $2.1 million charged to accumulated other comprehensive income included in stockholders' equity as of January 1, 2001. See Note 6 for discussion of the Company's current derivative contracts and hedging activities.

        In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will be amortized over their useful lives. The Company completed the initial impairment test required by the provisions of SFAS No. 142 as of January 1, 2002, and determined that there was no impairment of the Company's goodwill.

        Effective January 1, 2002, the Company discontinued the amortization of goodwill in accordance with its adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." The following table provides pro forma disclosure of net income (loss) and earnings (loss) per share for the year ended December 31, 2001, as if goodwill had not been amortized and disclosure of actual results for the years ended December 31, 2003 and 2002, for comparative purposes:

	Year Ended December 31,
	2003	2002	2001
	(in thousands except per share data)
			(Restated)
Reported net income (loss) applicable to common stock	$(931)	$3,405	$9,167
Add back: Goodwill amortization, net of tax	—	—	3,283

Adjusted net income (loss)	$(931)	$3,405	$12,450

Basic income (loss) per share:
Reported earnings (loss) per share	$(0.05)	$0.17	$0.47
Adjusted earnings (loss) per share	(0.05)	0.17	0.64
Diluted income (loss) per share:
Reported earnings (loss) per share	$(0.05)	$0.17	$0.33
Adjusted earnings (loss) per share	(0.05)	0.17	0.40

        The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002, were as follows (in thousands):

(Restated)
Balance at January 1, 2002	$162,392
Goodwill acquired during the year	4,643
Adjustments	82

Balance at January 1, 2003	167,117
Goodwill acquired during the year	3,150
Adjustments	784

Balance at December 31, 2003	$171,051

        The goodwill acquired during 2003 relates to the Company's acquisition of Aspen Resources, Inc. ("Aspen") (see Note 3), while goodwill adjustments primarily represent payments of contingent consideration made on acquisitions prior to 2003.

        In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Among other things, SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board ("APB") Opinion No. 30. SFAS No. 145 is effective for the Company beginning January 1, 2003. As a result of this statement, the Company reclassified its write off of $7.2 million of deferred debt costs that it originally recorded in 2002 as an extraordinary loss on early extinguishment of debt of $7.2 million, net of taxes of $2.8 million, to other expense and provision for income taxes, respectively, in the accompanying consolidated statement of operations for 2002.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Company adopted SFAS No. 146 during the first quarter of 2003 and there was no effect on the Company's results of operations and financial position.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The Company adopted the disclosure requirements of FIN 45 for the year ended December 31, 2002. Additionally, on January 1, 2003, the accounting requirements were adopted with no effect on the Company's financial position or results of operations.

        During 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, which is effective for fiscal years beginning after December 15, 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. SFAS No. 123 requires, among other things, that compensation cost be calculated for fixed stock options at the grant date by determining fair value using an option-pricing model. The Company has the option of recognizing the compensation cost over the vesting period as an expense in the income statement or making pro forma disclosures in the notes to the financial statements for employee stock-based compensation.

        The Company continues to apply APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the accompanying condensed consolidated financial statements for its stock option plans. Had the Company elected to apply SFAS No. 123, the

Company's net income and income per diluted share would have approximated the pro forma amounts indicated below:

	Year Ended December 31,
	2003	2002	2001
	(in thousands except per share data)
			(Restated)
Net income (loss) applicable to common stock, as reported	$(931)	$3,405	$9,167
Less: Compensation expense per SFAS No. 123, net of tax	$2,390	$2,697	$4,122

Pro forma income (loss) after effect of SFAS No. 123	$(3,321)	$708	$5,045

Diluted earnings (loss) per share, as reported	$(0.05)	$0.17	$0.33
Pro forma earnings (loss) per share after effect of SFAS No. 123	$(0.17)	$0.04	$0.25

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model resulting in a weighted average fair value of $1.63, $1.35 and $1.49 for grants made during the years ended December 31, 2003, 2002, and 2001, respectively. The following assumptions were used for option grants made during 2003, 2002, and 2001, respectively: expected volatility of 58 percent, 42 percent and 82 percent; risk-free interest rates of 3.98 percent, 5.20 percent and 4.97 percent; expected lives of up to ten years and no expected dividends to be paid. The compensation expense included in the above pro forma data may not be indicative of amounts to be included in future periods as the fair value of options granted prior to 1995 was not determined and the Company expects future grants.

        On January 1, 2003, the Company adopted SFAS No. 143, "Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. The Company's asset retirement obligations primarily consist of equipment dismantling and foundation removal at certain facilities and temporary storage facilities. During the first quarter of 2003, the Company recorded a charge related to the cumulative effect of change in accounting for asset retirement obligations, net of tax, totaling approximately $0.5 million (approximately $0.8 million before tax), increased liabilities to approximately $1.6 million, and increased property, plant and equipment by approximately $0.5 million. There was no impact on the Company's cash flows as a result of adopting SFAS No. 143. The pro forma asset retirement obligation would have been approximately $1.4 million at January 1, 2001, and approximately $1.5 million and $1.6 million at December 31, 2001 and 2002, respectively, had the Company adopted SFAS No. 143 on January 1, 2001. The asset retirement obligation, which is included on the consolidated balance sheet in other long-term liabilities including accretion of approximately $0.1 million, was approximately $1.7 million at December 31, 2003.

        The pro forma effect on net income before preferred stock dividends, net income applicable to common stock and income per share had SFAS No. 143 been adopted as of January 1, 2001, would have been as follows:

	Year Ended December 31, 2002		Year Ended December 31, 2001
	As Reported	Pro Forma	As Reported	Pro Forma
	(in thousands except per share data)
			(Restated)
Net income before preferred stock dividend	$11,064	$10,882	$16,415	$15,986
Income applicable to common stock	$3,405	$3,223	$9,167	$8,738
Income per share:
Basic	$0.17	$0.16	$0.47	$0.45
Diluted	$0.17	$0.16	$0.33	$0.32

        In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 defines a variable interest entity as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 requires an entity to consolidate a variable interest entity if that entity will absorb a majority of the variable interest entity's expected losses if they occur, receive a majority of the variable interest entity's expected residual returns if they occur, or both. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of the pronouncement were initially to be effective for the first interim or annual period beginning after June 15, 2003. However, in October 2003, the FASB delayed the effective date of FIN No. 46 on these entities to the first period beginning after December 15, 2003. We determined that we do not have any variable interest entities at December 31, 2003, as defined by the pronouncement.

        In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after September 30, 2003, (except for certain exceptions) and for hedging relationships designated after September 30, 2003. The Company adopted SFAS No. 149 in the fourth quarter of 2003 and there was no effect on the Company's results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption.

        While the Company does have mandatory redeemable preferred stock with characteristics of both liabilities and equity, the Series D and Series E preferred stock is also convertible to shares of the Company's common stock at the option of the holder up until the mandatory redemption date. Additionally, the option feature held by the holder is considered to be substantive as the conversion price was less than the market price at the date of issuance. Based on the above features of the preferred stock, the adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

Reclassifications

        Certain reclassifications have been made in prior period financial statements to conform to current period presentation. These reclassifications have not resulted in any changes to previously reported net income for any periods.

(2)    Restatements

        In the Company's previously filed financial statements for the years ended December 31, 2002 and 2001, the Company deducted preferred stock dividends related to its redeemable preferred stock from its accumulated deficit in its consolidated balance sheets and its consolidated statements of stockholders' equity. However when a company has an accumulated deficit, preferred stock dividends should be deducted from additional paid in capital. Therefore, the Company revised its financial statements to deduct preferred stock dividends previously charged to accumulated deficit from additional paid in capital and this restatement was included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 which was previously filed on March 30, 2004 (the "Original Filing"). This revision had no impact on the Company's total consolidated stockholders' equity. The revision also had no effect on the Company's consolidated statements of operations or statements of cash flows for 2002 or 2001.

        The Company's financial statements for the year ended December 31, 2001, were audited by Arthur Andersen LLP, who issued an unqualified opinion on its 2001 financial statements. Since Arthur Andersen has ceased operations, it was no longer available to audit the revised reporting of the preferred stock dividends and re-issue its audit report. As the Company was unable to have the adjustments pertaining to its 2001 financial statements audited by its Original Filing deadline, the Arthur Andersen unqualified opinion was removed and the Company's 2001 financial statements and related note disclosures contained in the Original Filing were marked as unaudited. Since that time the Company has had its 2001 financial statements included herein reaudited by its current auditors.

        In the course of completing the reaudit, certain adjustments were recorded to the consolidated financial statements for the year ended December 31, 2001 included herein. In the aggregate, diluted earnings per share decreased from $0.36 per share as previously reported to $0.33 per share as restated. The net impact of each of these adjustments is less than $0.01 per share except as noted below. The adjustments are as follows:

—
Increase cost of services by approximately $0.2 million and increase accrued expenses by approximately $0.2 million related to self-insurance reserves. This adjustment relates to an increase in self-insurance reserves based on known facts, historical trends and actuarial assumptions regarding future claims development and claims incurred but not reported.

—
Increase selling, general and administrative expenses by approximately $0.2 million and reduce goodwill by approximately $0.2 million. This adjustment relates to approximately $0.2 million of acquired receivables that the Company has determined should have been recorded as bad debt expense in 2001.

—
Decrease the income tax provision and increase deferred income tax assets by approximately $0.2 million for the tax effect of the adjustments discussed above.

—
Reduce accrued expenses by approximately $2.0 million, reduce goodwill by approximately $1.2 million and reduce deferred tax assets by approximately $0.8 million to reverse an entry originally recorded in 1999. This accrual and related tax benefit was recorded in 1999 for contingent consideration to former owners of an acquired business in conjunction with an indemnification clause related to the acquisition. It was subsequently determined that no contingent consideration should have been recorded.

—
Amortization of intangibles has been decreased by approximately $31,000, goodwill has been increased by approximately $67,000 and accumulated deficit has been reduced by approximately $36,000 to reverse the amortization expense recorded related to the $1.2 million of goodwill that was reversed (see above discussion).

—
Increase income tax provision by approximately $1.2 million and decrease deferred tax assets by approximately $1.2 million to reduce deferred income taxes previously recorded for state net operating loss carryforwards by approximately $0.3 million and to increase our deferred tax asset valuation allowance for net operating loss carryforwards that may not be realized during carryforward periods by approximately $0.9 million. This increase in tax provision decreased diluted earnings per share as previously reported by $0.02.

—
Increase income tax provision and decrease cumulative effect of change in accounting for derivatives by approximately $0.8 million to record the cumulative effect of change in accounting for derivatives of approximately $1.9 million, net of tax of approximately $0.8 million.

—
Decrease special charges and increase other income from litigation settlement by approximately $6.0 million to reclassify a gain from a litigation settlement from income from operations to other (income) expense. (See Note 15.)

        The impact of these adjustments on the previously filed consolidated financial statements for the year ended December 31, 2001, 2002 and 2003 is recapped below:

	Year Ended December 31, 2001
	As Previously Reported	As Restated
	(in thousands except per share data)
Selected consolidated statement of operations data:
Cost of services	$191,921	$192,101
Gross profit	68,275	68,095
Selling, general and administrative expenses	21,784	21,958
Special charges (credits), net	(4,982)	1,018
Amortization of intangibles	4,489	4,458
Income from operations	46,984	40,661
Gain from litigation settlement	—	(6,000)
Total other expense, net	26,747	20,747
Income before provision for income taxes	20,237	19,914
Provision for income taxes	573	2,346
Net income before cumulative effect of change in accounting for derivatives and asset retirement obligations and preferred stock dividends	19,664	17,568
Cumulative effect of change in accounting for derivatives	1,861	1,153
Net income before preferred stock dividends	17,803	16,415
Net income applicable to common stock	$10,555	$9,167
Basic and diluted earnings per share:
Basic—
Earnings per share before cumulative effect of change in accounting for derivatives and asset retirement obligations	$0.64	$0.53
Cumulative effect of change in accounting for derivatives	$(0.10)	$(0.06)

Earnings per share	$0.54	$0.47

Diluted—
Earnings per share before cumulative effect of change in accounting for derivatives and asset retirement obligations	$0.40	$0.35
Cumulative effect of change in accounting for derivatives	$(0.04)	$(0.02)

Earnings per share	$0.36	$0.33

	As of December 31,
	2003		2002
	As Previously Reported	As Restated	As Previously Reported	As Restated
	(in thousands)
Selected consolidated balance sheet data:
Goodwill	$172,398	$171,051	$168,464	$167,117
Total assets	492,024	490,677	493,467	492,120
Accounts payable and accrued expenses	47,479	45,659	48,812	46,991
Total current liabilities	53,682	51,862	53,633	51,812
Other long-term liabilities	17,536	19,361	12,413	14,239
Total liabilities	340,351	340,356	349,576	349,581
Accumulated deficit	(15,477)	(16,829)	(22,755)	(24,107)
Total stockholders' equity	65,374	64,022	65,801	64,449
Total liabilities and stockholders' equity	$492,024	$490,677	$493,467	$492,120

        Additionally, in the Company's previously issued financial statements it deducted preferred stock dividends from its calculation of comprehensive income. Subsequent to filing the Company's financial statements for the three years ended December 31, 2003, included in the Original Filing, it determined that preferred stock dividends should not be included in the Company's calculation of its comprehensive income. Therefore, the Company has restated its financial statements for the years ended December 31, 2003, 2002 and 2001, to exclude preferred stock dividends from comprehensive income. This restatement had no effect on the Company's consolidated balance sheets, statements of operations or statements of cash flows.

        The following reflects the adjustments related to the restatement of the Company's comprehensive income (loss) for the periods presented (in thousands):

	Year Ended December 31,
	2003		2002		2001
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Net income before preferred stock dividends	$7,278	$7,278	$11,064	$11,064	$17,803	$16,415
Change in other comprehensive loss	504	504	504	504	(2,310)	(2,310)
Preferred stock dividends	(8,209)	—	(7,659)	—	(7,248)	—

Comprehensive income (loss)	(427)	$7,782	$3,909	$11,568	$8,245	$14,105

(3)    Acquisitions

2003 Acquisition

        In May 2003, the Company purchased Aspen Resources, Inc. The purchase of Aspen provides the Company with added expertise in the management of pulp and paper organic residuals. The allocation of purchase price resulted in approximately $3.2 million of goodwill. The assets acquired and liabilities assumed relating to the acquisition are summarized below (in thousands):

Cash paid, including transaction costs, net of cash acquired	$3,832
Note payable to former owner	500
Less: Net assets acquired	(1,182)

Goodwill	$3,150

        If certain post-closing conditions are met as defined in the purchase agreement, the note payable to the former owners is due in equal, monthly installments with interest payable at an annual rate of five percent. The Company currently believes these post-closing conditions will be met.

2002 Acquisition

        In August 2002, the Company purchased Earthwise Organics, Inc. and Earthwise Trucking (collectively "Earthwise"), a Class A biosolids and manure composting and marketing company. The purchase of Earthwise provides the Company with a distribution channel for Class A products and a strategic platform to grow the Company's product marketing presence. In connection with the purchase of Earthwise, the former owners are entitled to receive up to an additional $4.0 million subsequent to August 2005 if certain performance targets are met over this three-year period. The allocation of the purchase price resulted in approximately $4.9 million of goodwill subject to future payments to the former owners described above. The assets acquired and liabilities assumed relating to the acquisition are summarized below (in thousands):

Cash paid, including transaction costs, net of cash acquired	$3,580
Note payable to former owner	1,500
Less: Net assets acquired	(219)

Goodwill	$4,861

        The note payable to the former owners is due in three equal, annual installments beginning in October 2003, with interest payable quarterly at a rate of five percent. The first payment was made September 30, 2003.

        Results of operations of Aspen and Earthwise are included in the accompanying consolidated statements of operations as of May 7, 2003, and August 26, 2002, respectively. Pro forma results of operations, as if these entities had been acquired as of the beginning of their respective acquisition years, have not been presented as such results are not considered to be materially different from the Company's actual results.

(4)    Property, Machinery and Equipment

        Property, machinery and equipment consist of the following:

		December 31,
	Estimated Useful Life In Years
		2003	2002
		(in thousands)
Land	N/A	$3,623	$3,568
Buildings and improvements	7 - 25	33,684	32,740
Machinery and equipment	3 - 30	218,558	211,161
Office furniture and equipment	3 - 10	5,427	3,843
Construction in process	—	11,542	6,159

		$272,834	$257,471
Less: Accumulated depreciation		59,137	44,140

Property, machinery and equipment, net		$213,697	$213,331

(5)    Detail of Certain Balance Sheet Accounts

        Activity of the Company's allowance for doubtful accounts consists of the following:

	December 31,
	2003	2002	2001
	(in thousands) (Restated)
Balance at beginning of year	$1,331	$2,165	$1,701
Uncollectible receivables written off	(753)	(869)	(174)
Additions for bad debt expense	952	—	438
Other	—	35	200

Balance at end of year	$1,530	$1,331	$2,165

        Accounts payable and accrued expenses consist of the following:

	December 31,
	2003	2002
	(in thousands)
	(Restated)	(Restated)
Accounts payable	$26,519	$30,341
Accrued legal and other claims costs	1,426	799
Accrued interest	4,222	4,253
Accrued salaries and benefits	2,727	3,591
Accrued insurance	3,314	2,369
Other accrued expenses	7,451	5,638

Total	$45,659	$46,991

(6)    Long-term Debt Obligations

        Long-term debt obligations consist of the following:

	December 31,
	2003	2002
	(in thousands)
Credit facility—term loans	$44,274	$60,336
Subordinated debt	150,000	150,000
Fair value adjustment of subordinated debt as a result of interest rate swaps	(755)	—
Notes payable to former owners	1,500	1,500
Other notes payable	20	26

Total debt	$195,039	$211,862
Less: Current maturities	(955)	(1,111)

Long-term debt, net of current maturities	$194,084	$210,751

Credit Facility

        On January 27, 2000, the Company entered into a $110 million amended and restated Senior Credit Agreement (the "Senior Credit Agreement") by and among the Company, Bank of America, N.A., and certain other lenders to fund working capital for acquisitions, to refinance existing debt, to provide working capital for operations, to fund capital expenditures and other general corporate purposes. The Senior Credit Agreement was subsequently syndicated on March 15, 2000, and was amended August 14, 2000, and February 25, 2002, to increase the capacity. The Senior Credit Agreement was amended and restated on May 8, 2002. The Senior Credit Agreement bears interest at LIBOR or prime plus a margin based on a pricing schedule as set out in the Senior Credit Agreement.

        During May 2003, the Company further amended its credit facility to increase the revolving loan commitment to approximately $95 million.

        The loan commitments under the Senior Credit Agreement are as follows:

  (i)
  Revolving Loan up to $95 million outstanding at any time;

  (ii)
  Term B Loans (which, once repaid, may not be reborrowed) of $70 million; and

  (iii)
  Letters of Credit up to $50 million as a subset of the Revolving Loan. At December 31, 2003, the Company had approximately $29.1 million of Letters of Credit outstanding.

        The total credit facility can be increased to $150 million upon the request of the Company and bank approval. The amounts borrowed under the Senior Credit Agreement are subject to repayment as follows:

Period Ending December 31,	Revolving Loan	Term Loans
2002	—	0.25%
2003	—	1.00%
2004	—	1.00%
2005	—	1.00%
2006	—	1.00%
2007	100.00%	1.00%
2008	—	94.75%

	100.00%	100.00%

        The Senior Credit Agreement includes mandatory repayment provisions related to excess cash flows, proceeds from certain asset sales, debt issuances and equity issuances, all as defined in the Senior Credit Agreement. These mandatory repayment provisions may also reduce the available commitment. The Senior Credit Agreement contains standard covenants including compliance with laws, limitations on capital expenditures, restrictions on dividend payments, limitations on mergers and compliance with financial covenants. The Company was in compliance with those covenants as of December 31, 2003. The Senior Credit Agreement is collateralized by all the assets of the Company and expires on December 31, 2008. As of December 31, 2003, the Company had approximately $65.9 million of unused borrowings under the Senior Credit Agreement, of which approximately $28.3 million is available for borrowing based on the ratio limitations included in the Senior Credit Agreement. On March 9, 2004, the Company amended its credit facility to, among other things, exclude certain charges from its financial covenant calculations, to clarify certain defined terms, to increase the amount of indebtedness permitted under its total leverage ratio, and to reset capital and operating lease limitations.

Senior Subordinated Notes

        In April 2002, the Company issued $150 million in principal amount of its 9 1/2 percent Senior Subordinated Notes due on April 1, 2009 (the "Notes"). The Notes are unsecured senior indebtedness and are guaranteed by all of the Company's existing and future domestic subsidiaries, other than subsidiaries treated as unrestricted subsidiaries ("the Guarantors"). As of December 31, 2003, all subsidiaries, other than the subsidiaries formed to own and operate the Sacramento dryer project, Synagro Organic Fertilizer Company of Sacramento, Inc. and Sacramento Project Finance, Inc. (see Note 20), were Guarantors of the Notes. Interest on the Notes accrues from April 17, 2002, and is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2002. On or after April 1, 2006, the Company may redeem some or all of the Notes at the redemption prices (expressed as percentages of principal amount) listed below, plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the 12-month period commencing on April 1 of the years indicated below:

Years	Loan
2006	104.750%
2007	102.375%
2008 and thereafter	100.000%

        At any time prior to April 1, 2005, the Company may redeem up to 35 percent of the original aggregate principal amount of the Notes at a premium of 9 1/2 percent with the net cash of public offerings of equity, provided that at least 65 percent of the original aggregate principal amount of the Notes remains outstanding after the redemption. Upon the occurrence of specified change of control events, unless the Company has exercised its option to redeem all the Notes as described above, each holder will have the right to require the Company to repurchase all or a portion of such holder's Notes at a purchase price in cash equal to 101 percent of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the Notes repurchased, to the applicable date of purchase. The Notes were issued under an indenture, dated as of April 17, 2002, among the Company, the Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the "Indenture"). The Indenture limits the ability of the Company and the restricted subsidiaries to, among other things, incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, incur restrictions on the ability of certain of its subsidiaries to pay dividends or other payments to the Company, enter into transactions with affiliates, and engage in mergers, consolidations and certain sales of assets.

        The Notes and the guarantees of the Guarantors are (i) unsecured; (ii) subordinate in right of payment to all existing and future senior indebtedness (including all borrowings under the new credit facility and surety obligations) of Synagro and the Guarantors; (iii) equal in right of payment to all future and senior subordinated indebtedness of Synagro and the Guarantors; and (iv) senior in right of payment to future subordinated indebtedness of Synagro and the Guarantors.

        The net proceeds from the sale of the Notes was approximately $145 million, and were used to repay and refinance existing indebtedness under the Company's previously existing credit facility and subordinated debt as of April 17, 2002.

Subordinated Debt

        On January 27, 2000, the Company entered into an agreement with GTCR Capital providing up to $125 million in subordinated debt financing to fund acquisitions and for certain other uses, in each case as approved by the Board of Directors of the Company and GTCR Capital. The agreement was amended on August 14, 2000, allowing, among other things, for the syndication of 50 percent of the commitment. The loans bore interest at an annual rate of 12 percent that was paid quarterly and provided warrants that were convertible into Preferred Stock at $.01 per warrant. The agreement contained general and financial covenants. Warrants to acquire 9,225.839 shares of Series C, D, and E Preferred Stock were issued in connection with these borrowings and were immediately exercised. This debt was repaid with the proceeds from the issuance of the Notes.

Early Extinguishment of Debt

        In conjunction with the issuance of the Notes and entering into the Senior Credit Agreement, the Company paid the then outstanding subordinated debt and credit facility. In 2002, the Company recognized a charge of approximately $7.2 million related to the write-off of unamortized deferred financing costs and the difference in the debt carrying value affected by prior adjustments relating to the reverse swap previously designated as a fair value hedge. In accordance with SFAS No. 145, the Company reclassified its 2002 loss on early extinguishment of debt from its previous presentation as an extraordinary item, net of tax, to other expense and provision for income taxes, respectively. (See Note 1.)

Notes Payable to Sellers of Acquired Businesses

        In connection with the Aspen acquisition, the Company entered into a $0.5 million note payable with the former owners of Aspen. If certain post-closing conditions are met, as defined in the purchase agreement, the note is payable monthly with interest payable at an annual rate of five percent beginning in the third quarter of 2004 through 2008. The Company currently believes these conditions will be met.

        In connection with the Earthwise acquisition, the Company entered into a $1.5 million note payable with the former owners of Earthwise. The note is payable in three equal, annual installments beginning in October 2003. Interest is payable quarterly at an annual rate of five percent beginning October 1, 2002. The first payment was made on September 30, 2003.

Derivatives and Hedging Activities

        On July 24, 2003, the Company entered into two interest rate swap transactions with two financial institutions to hedge the Company's exposure to changes in the fair value on $85 million of its Notes. The purpose of these transactions was to convert future interest due on $85 million of the Notes to a lower variable rate in an attempt to realize savings on the Company's future interest payments. The terms of the interest rate swap contract and the underlying debt instruments are identical. The Company has designated these swap agreements as fair value hedges. The swaps have notional amounts of $50 million and $35 million and mature in April 2009 to mirror the maturity of the Notes. Under the agreements, the Company pays on a semi-annual basis (each April 1 and October 1) a floating rate based on a six-month U.S. dollar LIBOR rate, plus a spread, and receives a fixed-rate interest of 9 1/2 percent. During 2003, the Company recorded interest savings related to these interest rate swaps of $1 million, which served to reduce interest expense. The $0.8 million fair value of these derivative instruments is included in other long-term liabilities as of December 31, 2003. The carrying value of the Company's Notes was decreased by the same amount.

        On June 25, 2001, the Company entered into a reverse swap on its 12 percent subordinated debt and used the proceeds from the reverse swap agreement to retire previously outstanding floating-to-fixed interest rate swap agreements (the "Retired Swaps") and option agreements. Accordingly, the balance included in accumulated other comprehensive loss included in stockholders' equity related to the Retired Swaps is being recognized in future periods' income over the remaining term of the original swap agreement. The amount of accumulated other comprehensive income recognized for the year ended December 31, 2003, was approximately $0.5 million.

        The 12 percent subordinated debt was repaid on April 17, 2002, with the proceeds from the sale of the Notes. Accordingly, the Company discontinued using hedge accounting for the reverse swap agreement on April 17, 2002. From April 17, 2002, through June 25, 2002, the fair value of this fixed-to-floating reverse swap decreased by $1.7 million. This $1.7 million mark-to-market gain was included in other income in the second quarter of 2002 financial statements. On June 25, 2002, the Company entered into a floating-to-fixed interest rate swap agreement that substantially offsets market value changes in the Company's reverse swap agreement. The liability related to this reverse swap agreement and the floating-to-fixed offset agreement totaling approximately $2.8 million is reflected in other long-term liabilities at December 31, 2003. The loss recognized during 2003 related to the floating-to-fixed interest rate swap agreement was approximately $0.2 million, while the gain recognized related to the reverse swap agreement was approximately $0.1 million. The amount of the ineffectiveness of the reverse swap agreement charged to other expense was approximately $0.1 million for the year ended December 31, 2003.

Future Payments

        At December 31, 2003, future minimum principal payments of long-term debt, nonrecourse Project Revenue Bonds (see Note 7) and Capital Lease Obligations (see Note 8) are as follows (in thousands):

Year Ended December 31,	Long-Term Debt	Nonrecourse Project Revenue Bonds	Capital Lease Obligations	Total
2004	$955	$2,570	$2,678	$6,203
2005	955	3,300	2,780	7,035
2006	455	3,480	2,493	6,428
2007	448	3,710	3,211	7,369
2008	42,981	3,935	3,823	50,739
2009-2013	150,000	23,520	441	173,961
2014-2018	—	14,915	—	14,915
Thereafter	—	9,780	—	9,780

Total	$195,794	$65,210	$15,426	$276,430

(7)    Nonrecourse Project Revenue Bonds

	December 31, 2003	December 31, 2002
	(In Thousands)
Maryland Energy Financing Administration Limited Obligation Solid Waste Disposal Revenue Bonds, 1996 series—
Revenue bonds due 2001 to 2005 at stated interest rates of 5.45% to 5.85%	$5,280	$7,710
Term revenue bond due 2010 at stated interest rate of 6.30%	16,295	16,295
Term revenue bond due 2016 at stated interest rate of 6.45%	22,360	22,360

	43,935	46,365
California Pollution Control Financing Authority Solid Waste
Revenue Bonds—
Series 2002A—Revenue bonds due 2008 to 2024 at stated interest rates of 4.375% to 5.50% net of discount of $333,000	19,741	19,715
Series 2002B—Revenue bonds due 2006 at stated interest rate of 4.25% net of discount of $5,750	1,195	1,191

	20,936	20,906

Total nonrecourse project revenue bonds	64,871	67,271
Less: Current maturities	(2,570)	(2,430)

Nonrecourse project revenue bonds, net of current maturities	$62,301	$64,841

Amounts recorded in other assets as restricted cash—debt service fund	$7,275	$7,491

        In 1996, the Maryland Energy Financing Administration (the "Administration") issued nonrecourse tax-exempt project revenue bonds (the "Maryland Project Revenue Bonds") in the aggregate amount of $58.6 million. The Administration loaned the proceeds of the Maryland Project Revenue Bonds to Wheelabrator Water Technologies Baltimore L.L.C., now Synagro's wholly owned subsidiary known as Synagro-Baltimore, L.L.C., pursuant to a June 1996 loan agreement, and the terms of the loan mirror the terms of the Maryland Project Revenue Bonds. The loan financed a portion of the costs of constructing thermal facilities located in Baltimore County, Maryland, at the site of its Back River Wastewater Treatment Plant, and in the City of Baltimore, Maryland, at the site of its Patapsco Wastewater Treatment Plant. The Company assumed all obligations associated with the Maryland Project Revenue Bonds in connection with its acquisition of the Bio Gro division of Waste Management, Inc. ("Bio Gro") in 2000. Maryland Project Revenue Bonds in the aggregate amount of approximately $14.6 million have already been repaid. The remaining Maryland Project Revenue Bonds bear interest at annual rates between 5.75 percent and 6.45 percent and mature on dates between December 1, 2004, and December 1, 2016.

        The Maryland Project Revenue Bonds are primarily collateralized by the pledge of revenues and assets related to our Back River and Patapsco thermal facilities. The underlying service contracts between us and the City of Baltimore obligated the Company to design, construct and operate the thermal facilities and obligated the City to deliver biosolids for processing at the thermal facilities. The City makes all payments under the service contracts directly with a trustee for the purpose of paying the Maryland Project Revenue Bonds.

        At the Company's option, it may cause the redemption of the Maryland Project Revenue Bonds at any time on or after December 1, 2006, subject to redemption prices specified in the loan agreement. The Maryland Project Revenue Bonds will be redeemed at any time upon the occurrence of certain extraordinary conditions, as defined in the loan agreement.

        Synagro-Baltimore, L.L.C. guarantees the performance of services under the underlying service agreements with the City of Baltimore. Under the terms of the Bio Gro acquisition purchase agreement, Waste Management, Inc. also guarantees the performance of services under those service agreements. Synagro has agreed to pay Waste Management $0.5 million per year beginning in 2007 until the Maryland Project Revenue Bonds are paid or its guarantee is removed. Neither Synagro-Baltimore, L.L.C nor Waste Management has guaranteed payment of the Maryland Project Revenue Bonds or the loan funded by the Maryland Project Revenue Bonds.

        The loan agreement, based on the terms of the related indenture, requires that Synagro place certain monies in restricted fund accounts and that those funds be used for various designated purposes (e.g., debt service reserve funds, bond funds, etc.). Monies in these funds will remain restricted until the Maryland Project Revenue Bonds are paid.

        At December 31, 2003, the Maryland Project Revenue Bonds were collateralized by property, machinery and equipment with a net book value of approximately $55.8 million and restricted cash of approximately $6.4 million, of which approximately $5.6 million is in a debt service fund that is established to partially secure certain payments and can be utilized to make the final payment at the Company's request.

        In December 2002, the California Pollution Control Financing Authority (the "Authority") issued nonrecourse revenue bonds in the aggregate amount of $20.9 million (net of original issue discount of $0.4 million). The nonrecourse revenue bonds consist of $19.7 million (net of original issue discount of $0.4 million) Series 2002-A ("Series A") and $1.2 million (net of original issue discount of $9,000) Series 2002-B ("Series B") (collectively, the "Bonds"). The Authority loaned the proceeds of the Bonds to Sacramento Project Finance, Inc., a wholly owned subsidiary of the Company, pursuant to a loan agreement dated December 1, 2002. The purpose of the loan is to finance the design, permitting, constructing and equipping of a biosolids dewatering and heat drying/pelletizing facility for the Sacramento Regional Sanitation District. The Bonds bear interest at annual rates between 4.25 percent and 5.5 percent and mature on dates between December 1, 2006, and December 1, 2024.

        The Bonds are primarily collateralized by the pledge of certain revenues and all of the property of Sacramento Project Finance, Inc. The facility will be owned by Sacramento Project Finance, Inc. and leased to Synagro Organic Fertilizer Company of Sacramento, Inc., a wholly owned subsidiary of the Company. Synagro Organic Fertilizer Company of Sacramento, Inc. will be obligated under a lease agreement dated December 1, 2002, to pay base rent to Sacramento Project Finance, Inc. in an amount exceeding the debt service of the Bonds. The facility will be located on property owned by the Sacramento Regional County Sanitation District ("Sanitation District"). The Sanitation District will provide the principal source of revenues to Synagro Organic Fertilizer Company of Sacramento, Inc. through a service fee under a contract that has been executed.

        At the Company's option, it may cause the early redemption of some Series A and Series B Bonds subject to redemption prices specified in the loan agreement.

        The loan agreement requires that Sacramento Project Finance, Inc. place certain monies in restricted accounts and that those funds be used for designated purposes (e.g., operation and maintenance expense account, reserve requirement accounts, etc.). Monies in these funds will remain restricted until the Bonds are paid.

        At December 31, 2003, the Bonds are partially collateralized by restricted cash of approximately $13.9 million, of which approximately $1.7 million is in a debt service fund that was established to secure certain payments and can be utilized to make the final payment at the Company's request, and the remainder is reserved for construction costs expected to be incurred after notice to proceed is received. The Company is not a guarantor of the Bonds or the loan funded by the Bonds.

        Nonrecourse Project Revenue Bonds are excluded from the financial covenant calculations required by the Company's Senior Credit Facility.

(8)    Capital Lease Obligations

        During 2003, the Company entered into various capital lease transactions to purchase transportation and operating equipment. The capital leases have lease terms of three to six years with interest rates from 5.0 percent to 7.18 percent. The net book value of the equipment related to these capital leases totaled approximately $7.8 million as of December 31, 2003.

        During 2002, the Company entered into capital lease agreements to purchase transportation equipment. The lease terms are for three to six years with interest rates from 6.03 percent to 8.61 percent. The net book value of the equipment related to these capital leases totaled approximately $8.4 million as of December 31, 2003. There were no capital leases at December 31, 2001.

        Future minimum lease payments, together with the present value of the minimum lease payments, are as follows (in thousands):

Year Ended December 31,
2004	$3,600
2005	3,520
2006	3,059
2007	3,610
2008	3,823
Thereafter	450

Total minimum lease payments	18,062
Amount representing interest	(2,636)

Present value of minimum lease payments	15,426
Current maturities of capital lease obligations	(2,678)

Long-term capital lease obligations	$12,748

(9)    Income Taxes

        The following summarizes the provision for income taxes included in the Company's consolidated statement of operations:

	Year Ended December 31,
	2003	2002	2001
			(Restated)
	(In Thousands)
Provision for income taxes	$5,225	$6,784	$2,346
Income tax benefit related to cumulative effect of change in accounting for asset retirement obligations in 2003 and derivatives in 2001	(292)	—	(707)

	$4,933	$6,784	$1,639

        Federal and state income tax provisions are as follows:

	Year Ended December 31,
	2003	2002	2001
	(Restated) (In Thousands)
Federal:
Current	$—	$—	$—
Deferred	4,270	6,251	1,455
State:
Current	419	137	183
Deferred	244	396	1

	$4,933	$6,784	$1,639

        Actual income tax provision differs from income tax provision computed by applying the U.S. federal statutory corporate rate of 35 percent to income before provision for income taxes as follows:

	Year Ended December 31,
	2003	2002	2001
	(Restated)
Provision at the statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State income taxes, net of benefit for federal deduction	3.8%	2.7%	0.6%
Gain from litigation settlement	—	—	(10.0)%
Acquisition expenses	—	—	(4.6)%
Other items, net	1.6%	0.3%	(5.3)%
Change in valuation allowance	—	—	(3.9)%
	40.4%	38.0%	11.8%

        Significant components of the Company's deferred tax assets and liabilities for federal income taxes consist of the following (in thousands):

	December 31,
	2003	2002
	(In thousands) (Restated)
Deferred tax assets—
Net operating loss carryforwards	$33,127	$31,624
Alternative minimum tax credit	40	40
Accruals not currently deductible for tax purposes	2,764	3,081
Allowance for bad debts	566	403
Other	1,212	1,402

Total deferred tax assets	37,709	36,550
Valuation allowance for deferred tax assets	(920)	(1,014)
Deferred tax liability—
Differences between book and tax bases of fixed assets	39,651	35,900
Differences between book and tax bases of goodwill	7,853	5,623

Total deferred tax liabilities	47,504	41,523

Net deferred tax liability	$10,715	$5,987

        As of December 31, 2003, the Company had net operating loss ("NOL") carryforwards of approximately $90.0 million available to reduce future income taxes. These carryforwards begin to expire in 2008. A change in ownership, as defined by federal income tax regulations, could significantly limit the Company's ability to utilize its carryforwards. Accordingly, the Company's ability to utilize its NOLs to reduce future taxable income and tax liabilities may be limited. Additionally, because federal tax laws limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these attributes for federal income tax purposes. The net deferred tax liability is recorded in other long-term liabilities in the accompanying consolidated balance sheet. Changes in the valuation allowance from 2002 to 2003 of approximately $0.1 million relates to adjustments from purchase accounting.

(10)    Commitments and Contingencies

Leases

        The Company leases certain facilities and equipment for its corporate and operations offices under noncancelable long-term operating lease agreements. Rental expense was approximately $7.5 million,

$5.0 million and $4.8 million for 2003, 2002 and 2001, respectively. Minimum annual rental commitments under these leases are as follows (in thousands):

Year Ending December 31,
2004	$8,208
2005	6,216
2006	4,289
2007	3,691
2008	3,521
Thereafter	16,439

$42,364

        During 2003, the Company entered into operating lease transactions to use transportation and operating equipment. The operating leases have terms of two to eight years. Additionally, the Company has guaranteed a maximum lease risk amount to the lessor of one of the operating leases. The fair value of this guaranty is approximately $0.4 million as of December 31, 2003.

Customer Contracts

        A substantial portion of the Company's revenue is derived from services provided under contracts and written agreements with the Company's customers. Some of these contracts, especially those contracts with large municipalities (including our largest contract and at least four of the Company's top ten contracts), provide for termination of the contract by the customer after giving relatively short notice (in some cases as little as ten days). In addition, these contracts contain liquidated damages clauses which may or may not be enforceable in the case of early termination of the contracts. If one or more of these contracts are terminated prior to the expiration of its term, and the Company is not able to replace revenues from the terminated contracts or receive liquidated damages pursuant to the terms of the contract, the lost revenue could have a material and adverse effect on the Company's business, financial condition and results of operations.

Litigation

        The Company's business activities are subject to environmental regulation under federal, state and local laws and regulations. In the ordinary course of conducting its business activities, the Company becomes involved in judicial and administrative proceedings involving governmental authorities at the federal, state and local levels. The Company believes that these matters will not have a material adverse effect on its business, financial condition and results of operations. However, the outcome of any particular proceeding cannot be predicted with certainty. The Company is required under various regulations to procure licenses and permits to conduct its operations. These licenses and permits are subject to periodic renewal without which its operations could be adversely affected. There can be no assurance that regulatory requirements will not change to the extent that it would materially affect the Company's consolidated financial statements.

Riverside County

        The parties have settled all pending litigation between the Company and Riverside County. Synagro has agreed to pay host fees for biosolids received at the facility and that the conditional use permit ("CUP") will expire December 31, 2008, which is nine months earlier than when it was originally set to expire.

        The Company leases land and operates a composting facility in Riverside County, California, under a conditional use permit ("CUP"). The CUP allows for a reduction in material intake and CUP term in the event of noncompliance with the CUP's terms and conditions. In response to alleged noncompliance due to excessive odor, on or about June 22, 1999, the Riverside County Board of Supervisors attempted to reduce the Company's intake of biosolids from 500 tons per Day to 250 tons per day. The Company believed that this was not an authorized action by the Board of Supervisors. On September 15, 1999, the Company was granted a preliminary injunction restraining and enjoining the County of Riverside ("County") from restricting the Company's intake of biosolids at its Riverside composting facility.

        In the lawsuit that the Company filed in the Superior Court of California, County of Riverside, the Company also complained that the County's treatment of the Company is in violation of its civil rights under U.S.C. Section 1983 and that its due process rights were being affected because the County was improperly administering the odor protocol, as well as other terms in the CUP. The County alleged that the odor "violations," as well as the Company's actions in not reducing intake, could reduce the term of the CUP. The Company disagreed and challenged the County's position in the lawsuit.

        The Company has incurred approximately $667,000 of project costs in connection with the Company's efforts to relocate the facility prior to the current settlement. Since the Company will now remain at the existing Riverside County site, these costs were written off through depreciation expense in cost of services in the fourth quarter of 2003.

Reliance Insurance

        For the 24 months ended October 31, 2000 (the "Reliance Coverage Period"), the Company insured certain risks, including automobile, general liability, and worker's compensation, with Reliance National Indemnity Company ("Reliance") through policies totaling $26 million in annual coverage. On May 29, 2001, the Commonwealth Court of Pennsylvania entered an order appointing the Pennsylvania Insurance Commissioner as Rehabilitator and directing the Rehabilitator to take immediate possession of Reliance's assets and business. On June 11, 2001, Reliance's ultimate parent, Reliance Group Holdings, Inc., filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. On October 3, 2001, the Pennsylvania Insurance Commissioner removed Reliance from rehabilitation and placed it into liquidation.

        Claims have been asserted and/or brought against the Company and its affiliates related to alleged acts or omissions occurring during the Reliance Coverage period. It is possible, depending on the outcome of possible claims made with various state insurance guaranty funds, that the Company will have no, or insufficient, insurance funds available to pay any potential losses. There are uncertainties relating to the Company's ultimate liability, if any, for damages arising during the Reliance Coverage Period, the availability of the insurance coverage, and possible recovery for state insurance guaranty funds.

        In June 2002, the Company settled one such claim that was pending in Jackson County, Texas. The full amount of the settlement was paid by insurance proceeds; however, as part of the settlement, the Company agreed to reimburse the Texas Property and Casualty Insurance Guaranty Association an amount ranging from $0.6 to $2.5 million depending on future circumstances. The Company estimated its exposure at approximately $1.0 million for the potential reimbursement to the Texas Property and Casualty Insurance Guaranty Association for costs associated with the settlement of this case and for unpaid insurance claims and other costs for which coverage may not be available due to the pending liquidation of Reliance. The Company believes accruals of approximately $1.0 million as of December 31, 2003, are adequate to provide for its exposures. The final resolution of these exposures could be substantially different from the amount recorded.

Design and Build Contract Risk

        The Company participates in design and build construction operations, usually as a general contractor. Virtually all design and construction work is performed by unaffiliated subcontractors. As a consequence, the Company is dependent upon the continued availability of and satisfactory performance by these subcontractors for the design and construction of its facilities. There is no assurance that there will be sufficient availability of and satisfactory performance by these unaffiliated subcontractors. In addition, inadequate subcontractor resources and unsatisfactory performance by these subcontractors could have a material adverse effect on the Company's business, financial condition and results of operation. Further, as the general contractor, the Company is legally responsible for the performance of its contracts and, if such contracts are under-performed or nonperformed by its subcontractors, the Company could be financially responsible. Although the Company's contracts with its subcontractors provide for indemnification if its subcontractors do not satisfactorily perform their contract, there can be no assurance that such indemnification would cover the Company's financial losses in attempting to fulfill the contractual obligations.

Other

        During 2003, the Company entered into a settlement agreement with one of its customers related to certain outstanding issues, including, among other things, equipment and building acceptance and warranty obligations. These obligations were assumed by the Company in connection with the Bio Gro acquisition, which closed in August 2000. These obligations were included as a liability in the opening balance sheet recorded by the Company for the Bio Gro acquisition. Under the agreement, the customer agreed to pay approximately $0.7 million for amounts due the Company, while the Company agreed to pay the customer approximately $1.4 million in exchange for the settlement of the outstanding issues, including termination of future warranty obligations. In connection with the agreement, the Company reduced its liabilities for these obligations by approximately $2.1 million. This amount was recorded as a reduction of cost of sales in the accompanying condensed consolidated statements of operations in 2003.

        There are various other lawsuits and claims pending against the Company that have arisen in the normal course of business and relate mainly to matters of environmental, personal injury and property damage. The outcome of these matters is not presently determinable but, in the opinion of the Company's management, the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

        As of March 26, 2004, Synagro has issued performance bonds of approximately $117 million and other guarantees. Such financial instruments are given in the ordinary course of business. Synagro insures the majority of its contractual obligations through performance bonds.

Self-Insurance

        The Company is substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends, industry averages, and actuarial assumptions regarding future claims development and claims incurred but not reported.

(11)    Other Comprehensive Loss

        The Company's accumulated comprehensive loss for the twelve months ended December 31, 2003, 2002 and 2001, is summarized as follows:

	Year Ended December 31,
	2003	2002	2001
	(In Thousands)
Cumulative effect of change in accounting for derivatives	$(2,058)	$(2,058)	$(2,058)
Change in fair value of derivatives	(2,201)	(2,201)	(2,201)
Reclassification adjustment to earnings	2,159	1,346	533
Tax benefit of changes in fair value	798	1,107	1,416

	$(1,302)	$(1,806)	$(2,310)

(12)    Stockholders' Equity

Preferred Stock

        The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, which may be issued in one or more series or classes by the Board of Directors of the Company. Each such series or class shall have such powers, preferences, rights and restrictions as determined by resolution of the Board of Directors. Series A Junior Participating Preferred Stock will be issued upon exercise of the Stockholder Rights described below.

Series D Redeemable Preferred Stock

        The Company has authorized 32,000 shares of Series D Preferred Stock, par value $.002 per share. In 2000, the Company issued a total of 25,033.601 shares of the Series D Preferred Stock to GTCR Fund VII, L.P. and its affiliates, which is convertible by the holders into a number of shares of the Company's common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series D Preferred Stock is senior to the Company's common stock or any other of its equity securities. The liquidation value of each share of Series D Preferred Stock is $1,000 per share. Dividends on each share of Series D Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at the Company's option. Upon conversion of the Series D Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of the Company's common stock at the conversion price. The Series D Preferred Stock is entitled to one vote per share. Shares of Series D Preferred Stock are subject to mandatory redemption by the Company on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series D Preferred Stock excluding accrued dividends were converted at December 31, 2003, they would represent 10,013,441 shares of common stock.

Series E Redeemable Preferred Stock

        The Company has authorized 55,000 shares of Series E Preferred Stock, par value $.002 per share. GTCR Fund VII, L.P. and its affiliates own 37,504.229 shares of Series E Preferred Stock and certain affiliates of The TCW Group, Inc. own 7,254.462 shares. The Series E Preferred Stock is convertible by the holders into a number of shares of the Company's common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share provided that in order to prevent dilution, the conversion price may be adjusted. The Series E Preferred Stock is senior to the Company's common stock and any other of its equity securities. The liquidation value of each share of Series E Preferred Stock is $1,000 per share. Dividends on each share of Series E Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at the Company's option. Upon conversion of the Series E Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of the Company's common stock at the conversion price. The Series E Preferred Stock is entitled to one vote per share. Shares of Series E Preferred Stock are subject to mandatory redemption by the Company on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series E Preferred Stock excluding accrued dividends were converted at December 31, 2003, they would represent 17,903,475 shares of common stock.

        The future issuance of Series D and Series E Preferred Stock may result in noncash beneficial conversions valued in future periods recognized as preferred stock dividends if the market value of the Company's common stock is higher than the conversion price at date of issuance.

Earnings Per Share

        Basic earnings per share (EPS) is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding for the period. For periods in which the Company has reported either an extraordinary item or a cumulative effect of an accounting change, the Company uses income from continuing operations as the "control number" in determining whether potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations has been used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts. Diluted EPS is computed by dividing net income before preferred stock dividends by the total of the weighted average number of common shares outstanding for the period, the weighted average number of shares of common stock that would be issued assuming conversion of the Company's preferred stock, and other common stock equivalents for options and warrants outstanding determined using the treasury stock method.

        The following table summarizes the net income and weighted average shares to reconcile basic EPS and diluted EPS for the fiscal years 2003, 2002, and 2001 (in thousands except share and per share data):

	Year Ended December 31,
	2003	2002	2001
			(Restated)
Net Income:
Net income before cumulative effect of change in accounting for derivatives and asset retirement obligations and preferred stock dividends	$7,754	$11,064	$17,568
Cumulative effect of change in accounting for derivatives	—	—	1,153
Cumulative effect of change in accounting for asset retirement obligations	476	—	—

Net income before preferred stock dividends	7,278	11,064	16,415
Preferred stock dividends	8,209	7,659	7,248

Net income (loss) applicable to common stock	$(931)	$3,405	$9,167

Earnings (loss) per share:
Basic
Earnings (loss) per share before cumulative effect of change in accounting for derivatives and asset retirement obligations	$(0.03)	$0.17	$0.53
Cumulative effect of change in accounting for derivatives	—	—	(0.06)
Cumulative effect of change in accounting for asset retirement obligations	(0.02)	—	—

Net income (loss) per share	$(0.05)	$0.17	$0.47

Weighted average shares outstanding for basic earnings per share calculation	19,775,821	19,627,132	19,457,389
Diluted
Earnings (loss) per share before preferred stock dividends and cumulative effect of change in accounting for derivatives and asset retirement obligations	$(0.03)	$0.17	$0.35
Cumulative effect of change in accounting for derivatives	—	—	(0.02)
Cumulative effect of change in accounting for asset retirement obligations	(0.02)	—	—

Net income (loss) per share	$(0.05)	$0.17	$0.33

Weighted average shares:
Weighted average shares outstanding for basic earning per share calculation	19,775,821	19,627,132	19,457,389
Effect of dilutive stock options	—	—	10,095
Effect of convertible preferred stock under the "if converted" method	—	—	30,180,610

Weighted average shares outstanding for diluted earnings per share	19,775,821	19,627,132	49,648,094

        Basic and diluted EPS are the same for 2003 and 2002 because diluted EPS was less dilutive than basic EPS. Accordingly, 35,494,147 and 32,899,330 shares representing common stock equivalents have been excluded from the diluted earnings per share calculations for 2003 and 2002, respectively.

Stockholders' Rights Plan

        In December 1996, the Company adopted a stockholders' rights plan (the "Rights Plan"). The Rights Plan provides for a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock, to stockholders of record at the close of business on January 10, 1997. The Rights Plan is designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on December 31, 2006.

        Each Right entitles stockholders to buy one one-thousandth of a newly issued share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $10. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning 15 percent or more of the common stock of the Company. However, the Rights will not become exercisable if common stock is acquired pursuant to an offer for all shares which a majority of the Board of Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders. If, following an acquisition of 15 percent or more of the Company's common stock, the Company is acquired by that person or group in a merger or other business combination transaction, each Right would then entitle its holder to purchase common stock of the acquiring company having a value of twice the exercise price. The effect will be to entitle the Company stockholders to buy stock in the acquiring company at 50 percent of its market price.

        The Company may redeem the Rights at $.001 per Right at any time on or prior to the tenth business day following the acquisition of 15 percent or more of its common stock by a person or group or commencement of a tender offer for such 15 percent ownership.

        In connection with the issuance of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock to GTCR Funds VII, L.P. and its affiliates, and TCW/Crescent Lenders, the Board of Directors waived the application of the Rights Plan.

(13)    Stock Option Plans

        At December 31, 2003, the Company had outstanding stock options granted under the 2000 Stock Option Plan (the "2000 Plan") and the Amended and Restated 1993 Stock Option Plan (the "Plan") for officers, directors and key employees of the Company (collectively, the "Option Plans").

        At December 31, 2003, there were 3,795,000 options for shares of common stock reserved under the 2000 Plan for future grants. Effective with the approval of the 2000 Plan, no further grants will be made under the 1993 Plan. The exercise price of options granted shall be at least 100 percent (110 percent for 10 percent or greater stockholders) of the fair value of Common Stock on the date of grant. Options must be granted within ten years from the date of the Plan and become exercisable at such times as determined by the Plan committee. Options are exercisable for no longer than five years for certain ten percent or greater stockholders and for no longer than ten years for others.

        A summary of the Company's stock option plans as of December 31, 2003, 2002 and 2001, and changes during those years is presented below:

2000 Plan

	Shares Under Option	Exercise Price Range	Weighted Average Exercise Price
Options outstanding at January 1, 2001	925,000	$2.50	$2.50
Granted	4,239,471	2.50 - 6.31	2.79
Canceled	(729,379)	2.50 - 6.31	2.77

Options outstanding at December 31, 2001	4,435,092	$2.50 - 6.31	$2.73
Granted	345,000	2.50	2.50
Canceled	(218,500)	2.50	2.50

Options outstanding at December 31, 2002	4,561,592	$2.50 - 6.31	$2.73
Granted	127,500	2.50 - 2.61	2.52
Canceled	(45,000)	2.50	2.50

Options outstanding at December 31, 2003	4,644,092	$2.50 - 6.31	$2.72

Exercisable at December 31, 2003	1,923,637	$2.50 - 6.31	$2.71

1993 Plan

	Shares Under Option	Exercise Price Range	Weighted Average Exercise Price
Options outstanding at January 1, 2001	1,310,273	$2.00 - 8.25	$3.42
Exercised	(41,000)	2.00	2.00
Canceled	(173,600)	$2.75 - 8.25	$3.48

Options outstanding at December 31, 2001	1,095,673	$2.00 - 6.31	$3.47
Canceled/expired	(35,000)	3.00 - 3.63	3.18

Options outstanding at December 31, 2002	1,060,673	$2.00 - 6.31	$3.48

Canceled/expired	(120,000)	2.75 - 4.00	3.48

Options outstanding at December 31, 2003	940,673	$2.00 - 6.31	$3.48

Exercisable at December 31, 2003	940,673	$2.00 - 6.31	$3.48

Other Options

        In addition to options issuable under the above plans, the Company has other options outstanding to employees and directors of the Company which were issued at exercise prices equal to the fair market value at the grant date of the options, and are summarized as follows:

	Shares Under Option	Exercise Price	Weighted Average Exercise Price Range
Options outstanding at January 1, 2001	2,470,595	$2.00 - 6.94	$3.71
Canceled	(493,641)	2.00 - 6.31	4.98

Options outstanding at December 31, 2001	1,976,954	$2.00 - 6.94	$3.40
Granted	1,000,000	2.50	2.50

Options outstanding at December 31, 2002	2,976,954	$2.00 - 6.94	$3.10
Granted	150,000	2.50	2.50

Options outstanding at December 31, 2003	3,126,954	$2.00 - 6.94	$3.07

Exercisable at December 31, 2003	2,176,954	$2.00 - 6.94	$2.31

        The following ranges of options were outstanding as of December 31, 2003:

Outstanding Shares Under Option	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Contractual Life (In Years)	Exercisable
6,453,970	$2.00 - 2.99	$2.50	7.04	2,950,770
1,528,326	3.00 - 3.99	3.24	4.79	1,528,326
180,091	4.00 - 5.99	4.76	6.66	147,836
549,332	6.00 - 6.94	6.39	6.66	414,332

(14)    Reorganization Costs

        In response to lower-than-expected operating results, management performed a review of its overhead structure and reorganized certain administrative functions. As a result of these decisions, we recorded $1.2 million of severance costs connected with the termination of 18 employees and consultants. These costs are reported as reorganization costs in the accompanying 2003 consolidated statement of operations. Approximately $0.7 million was recorded in accrued expenses at December 31, 2003, in the accompanying 2003 consolidated balance sheet related to the 2003 reorganization.

        During 2002, the Company reorganized by reducing the number of its operating regions, which resulted in approximately $0.7 million of severance costs in connection with the termination of 39 employees and approximately $0.2 million of terminated office lease arrangements. The total costs incurred of approximately $0.9 million have been reported as reorganization costs in the accompanying 2002 consolidated statement of operations. All costs related to the 2002 reorganization were paid as of December 31, 2003.

(15)    Special Charges, Net

        In 2001, the Company recognized approximately $1.0 million of special charges, net, including a $2.2 million charge for its estimated net exposure for unpaid insurance claims and other costs related to its 1998 and 1999 policy periods for which coverage may not be available due to the pending liquidation status of its previous insurance underwriter, Reliance National Indemnity Company, offset by a $1.1 million special credit resulting from the settlement of litigation as such matter was settled in an amount favorable to prior estimates. There were no special charges or credits in 2002.

(16)    Other (Income) Expense, Net

        In 2001, the Company recognized in other (income) expense, net a $6.0 million gain from a litigation settlement related to claims between the Company and Azurix Corp. arising from financing and merger discussions between the companies that were terminated in October 1999 and settled in September 2001.

(17)    Employee Benefit Plans

        The Company sponsors a defined contribution retirement plan for full-time and some part-time employees. The plan covers employees at all of the Company's operating locations. The defined contribution plan provides for contributions ranging from 1 percent to 15 percent of covered employees' salaries or wages. The Company may make a matching contribution as a percentage of the employee contribution. For 2003, 2002 and 2001, the matching contributions totaled approximately $1.1 million, $1.1 million and $1.0 million, respectively.

(18)    Quarterly Results of Operations (Unaudited)

        Quarterly financial information for the years ended December 31, 2003 and 2002, is summarized as follows (in thousands, except per share data).

	Quarter Ended				Quarter Ended
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
	(in thousands, except for per share data)				(in thousands, except for per share data)
Revenues	$63,229	$75,641	$79,634	$80,049	$56,817	$69,499	$74,712	$71,601
Gross profit	11,842	20,140	18,660	13,460	13,559	19,499	19,426	18,264
Operating income	5,537	14,214	12,616	4,045	7,763	13,861	13,328	11,849
Net income (loss) applicable to common stock	$(2,662)	$2,961	$2,230	$(3,460)	$(412)	$(303)	$2,537	$1,584
Earnings (loss) per share
Basic	$(0.13)	$0.15	$0.11	$(0.17)	$(0.02)	$(0.02)	$0.13	$0.08
Diluted	$(0.13)	$0.09	$0.08	$(0.17)	$(0.02)	$(0.02)	$0.08	$0.07

        The sum of the individual quarterly earnings per share amounts do not agree with year-to-date earnings per share as each quarter's computation is based on the weighted average number of shares outstanding during the quarter, the weighted average stock price during the quarter, and the dilutive effects of the redeemable preferred stock and stock options, if applicable, in each quarter.

        In the Company's report on Form 10-Q during fiscal year 2003, it presented comprehensive income in its Consolidated Statement of Stockholders' Equity net of preferred stock dividends. The Company recently became aware that comprehensive income should be presented including preferred stock dividends. Therefore, its restated comprehensive income (loss) presented for each of the periods ended March 31, 2003, June 30,

2003 and September 30, 2003 is $(0.6) million, $4.6 million and $9.0 million, respectively. Comprehensive income for each of the periods ended March 31, 2002, June 30, 2002 and September 30, 2002 is $1.6 million, $3.3 million and $7.9 million, respectively.

(19)    Related Party

        Proceeds from the sale of $150 million aggregate principal amount of Notes were used to repay and refinance existing indebtedness under the Company's previous credit facility as of April 17, 2002, and the Company's subordinated debt. Affiliates of GTCR Golder Rauner LLC and The TCW Group, Inc., the Company's preferred stockholders, were participating lenders under the subordinated debt, and as such, they received the portion of the proceeds from the sale of the Notes that were used to retire all amounts outstanding under the subordinated debt, approximately $26.4 million each.

        As part of the purchase price of Earthwise, the Company entered into a $1.5 million note agreement with the former owners who stayed on as employees. The note is payable in three equal, annual installments beginning October 2003, and has an interest rate of five percent paid quarterly. The first payment was made on September 30, 2003.

        In May 2003, the Company incurred indebtedness of $0.5 million to the former owners of Aspen in connection with the Aspen acquisition. If certain post-closing conditions are met, as defined in the purchase agreement, the note to the former owners is payable monthly at an annual interest rate of five percent. The Company currently believes the post-closing conditions will be met.

        We maintain two leases with an affiliate of one of our stockholders. The first lease has an initial term through July 31, 2004, with an option to renew for an additional five-year period. Rental payments made under this lease in 2003 totaled approximately $0.1 million. The second lease has an initial term through December 31, 2013. Rental payments made under the second lease in 2003 totaled approximately $0.1 million.

(20)    Condensed Consolidating Financial Statements

        As discussed in Note 7, as of December 31, 2003, all of the Company's subsidiaries, except the subsidiaries formed to own and operate the Sacramento dryer project, Synagro Organic Fertilizer Company of Sacramento, Inc. and Sacramento Project Finance, Inc. (the "Non-Guarantor Subsidiaries"), are Guarantors of the Notes. Each of the Guarantor Subsidiaries is ultimately wholly owned by the parent company and the guarantees are unconditional and joint and several. Additionally, the Company is not a Guarantor for the debt of the Non-Guarantor Subsidiaries. Accordingly, the following condensed consolidating balance sheet as of December 31, 2003, and December 31, 2002, has been provided. As the Non-Guarantor Subsidiaries had no operations and cash flows from December 31, 2002, through December 31, 2003, because the construction of the facility is still in progress, no condensed consolidating statements of operations or cash flows have been provided.

CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)
(RESTATED)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$91	$64	$51	$—	$206
Restricted cash	—	1,410	—	—	1,410
Accounts receivable, net	—	59,581	—	—	59,581
Note receivable, current portion	—	342	—	—	342
Prepaid expenses and other current assets	—	10,840	—	—	10,840

Total current assets	91	72,237	51	—	72,379
Property, machinery & equipment, net	—	207,833	5,864	—	213,697
Other Assets:
Goodwill	—	171,051	—	—	171,051
Investments in subsidiaries	75,199	—	—	(75,199)	—
Restricted cash—construction fund	—	—	12,184	—	12,184
Restricted cash—debt service fund	—	5,561	1,714	—	7,275
Other, net	6,217	4,902	2,972	—	14,091

Total assets	$81,507	$461,584	$22,785	$(75,199)	$490,677

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt	$955	$—	$—	$—	$955
Current portion of nonrecourse project revenue bonds	—	2,570	—	—	2,570
Current portion of capital lease obligations	—	2,678	—	—	2,678
Accounts payable and accrued expenses	—	45,095	564	—	45,659

Total current liabilities	955	50,343	564	—	51,862
Long-Term Debt:
Long-term debt obligations, net	194,084	—	—	—	194,084
Nonrecourse project revenue bonds, net	—	41,365	20,936	—	62,301
Intercompany	(267,433)	267,433	—	—	—
Capital lease obligations, net	—	12,748	—	—	12,748

Total long-term debt	(73,349)	321,546	20,936	—	269,133
Other long-term liabilities	3,580	15,781	—	—	19,361

Total liabilities	(68,814)	387,670	21,500	—	340,356
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	86,299	—	—	—	86,299
Stockholders' Equity:
Capital	82,153	37,804	1,285	(39,089)	82,153
Accumulated deficit	(16,829)	36,110	—	(36,110)	(16,829)
Accumulated other comprehensive loss	(1,302)	—	—	—	(1,302)

Total stockholders' equity	64,022	73,914	1,285	(75,199)	64,022

Total liabilities and stockholders' equity	$81,507	$461,584	$22,785	$(75,199)	$490,677

CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2002
(DOLLARS IN THOUSANDS)
(RESTATED)

	Parent	Subsidiaries	Non- Guarantor Subsidiaries	Guarantor Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$81	$158	$—	$—	$239
Restricted cash	—	1,696	—	—	1,696
Accounts receivable, net	—	54,814	—	—	54,814
Note receivable, current portion	—	554	—	—	554
Prepaid expenses and other current assets	—	15,399	—	—	15,399

Total current assets	81	72,621	—	—	72,702
Property, machinery & equipment, net	—	213,331	—	—	213,331
Other Assets:
Goodwill	—	167,117	—	—	167,117
Investments in subsidiaries	76,130	—	—	(76,130)	—
Restricted cash—construction fund	—	—	17,733	—	17,733
Restricted cash—debt service fund	—	5,778	1,713	—	7,491
Other, net	6,371	5,410	1,965	—	13,746

Total assets	$82,582	$464,257	$21,411	$(76,130)	$492,120

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt	$1,111	$—	$—	$—	$1,111
Current portion of nonrecourse project revenue bonds	—	2,430	—	—	2,430
Current portion of capital lease obligations	—	1,280	—	—	1,280
Accounts payable and accrued expenses	—	46,991	—	—	46,991

Total current liabilities	1,111	50,701	—	—	51,812
Long-Term Debt:
Long-term debt obligations, net	209,225	1,526	—	—	210,751
Nonrecourse project revenue bonds, net	—	43,935	20,906	—	64,841
Intercompany	(273,729)	273,729	—	—	—
Capital lease obligations, net	—	7,938	—	—	7,938

Total long-term debt	(64,504)	327,128	20,906	—	283,530
Other long-term liabilities	3,436	10,803	—	—	14,239

Total liabilities	(59,957)	388,632	20,906	—	349,581
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	78,090	—	—	—	78,090
Stockholders' Equity:
Capital	90,362	38,585	505	(39,090)	90,362
Accumulated deficit	(24,107)	37,040	—	(37,040)	(24,107)
Accumulated other comprehensive loss	(1,806)	—	—	—	(1,806)

Total stockholders' equity	64,449	75,625	505	(76,130)	64,449

Total liabilities and stockholders' equity	$82,582	$464,257	$21,411	$(76,130)	$492,120

SYNAGRO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS EXCEPT PER SHARE DATA)

	September 30, 2004	December 31, 2003
	(unaudited)	(derived from audited financial statements)
ASSETS
Current Assets:
Cash and cash equivalents	$335	$206
Restricted cash	999	1,410
Accounts receivable, net	65,628	59,581
Note receivable, current portion	604	342
Cost and estimated earnings in excess of billings	6,766	864
Prepaid expenses and other current assets	10,057	9,976

Total current assets	84,389	72,379
Property, machinery & equipment, net	225,765	213,697
Other Assets:
Goodwill	171,855	171,051
Restricted cash—construction fund	3,483	12,184
Restricted cash—debt service fund	9,203	7,275
Other, net	14,112	14,091

Total assets	$508,807	$490,677

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short term debt	$4,000	$—
Current portion of long-term debt	889	955
Current portion of nonrecourse project revenue bonds	2,570	2,570
Current portion of capital lease obligations	3,002	2,678
Accrued interest payable	8,631	4,222
Accounts payable and accrued expenses	48,632	41,437

Total current liabilities	67,724	51,862
Long-Term Debt:
Long-term debt obligations, net	181,327	194,084
Nonrecourse project revenue bonds, net	62,321	62,301
Capital lease obligations, net	11,602	12,748

Total long-term debt	255,250	269,133
Other long-term liabilities	24,511	19,361

Total liabilities	347,485	340,356
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	92,850	86,299
Stockholders' equity:
Preferred stock, $.002 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.002 par value, 100,000,000 shares authorized, 19,775,821 shares issued and outstanding	40	40
Additional paid-in capital	75,562	82,113
Accumulated deficit	(6,206)	(16,829)
Accumulated other comprehensive loss	(924)	(1,302)

Total stockholders' equity	68,472	64,022

Total liabilities and stockholders' equity	$508,807	$490,677

The accompanying notes are an integral part of these condensed consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(IN THOUSANDS EXCEPT SHARE DATA)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenue	$86,294	$79,634	$241,255	$218,503
Cost of services	66,636	60,974	190,260	167,862

Gross profit	19,658	18,660	50,995	50,641
Selling, general and administrative expenses	6,128	6,044	17,649	18,274
Special charge	320	—	320	—

Income from operations	13,210	12,616	33,026	32,367
Other expense:
Interest expense, net	5,677	5,566	16,428	17,622
Other (income) expense, net	76	92	(816)	78

Total other expense, net	5,753	5,658	15,612	17,700

Income before provision for income taxes	7,457	6,958	17,414	14,667
Provision for income taxes	2,908	2,644	6,791	5,574

Net income before cumulative effect of change in accounting for asset retirement obligations and preferred stock dividends	4,549	4,314	10,623	9,093
Cumulative effect of change in accounting for asset retirement obligations, net of tax benefit of $292	—	—	—	476

Net income before preferred stock dividends	4,549	4,314	10,623	8,617
Preferred stock dividends	2,237	2,084	6,551	6,088

Net income applicable to common stock	$2,312	$2,230	$4,072	$2,529

Earnings per share:
Basic
Earnings per share before cumulative effect of change in accounting for asset retirement obligations	$0.12	$0.11	$0.21	$0.15
Cumulative effect of change in accounting for asset retirement obligations	—	—	—	(0.02)

Net earnings per share	$0.12	$0.11	$0.21	$0.13

Diluted
Earnings per share before preferred stock dividends and cumulative effect of change in accounting for asset retirement obligations	$0.08	$0.08	$0.18	$0.15
Cumulative effect of change in accounting for asset retirement obligations	—	—	—	(0.02)

Net earnings per share	$0.08	$0.08	$0.18	$0.13

Weighted average shares:
Weighted average shares outstanding for basic earnings per share calculation	19,775,821	19,775,821	19,775,821	19,775,821
Effect of dilutive stock options	515,777	52,954	478,547	—
Effect of convertible preferred stock under the "if converted" method	38,741,956	35,755,808	37,982,012	—

Weighted average shares outstanding for diluted earnings per share	59,033,554	55,584,583	58,236,380	19,775,821

The accompanying notes are an integral part of these condensed consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(UNAUDITED)

(IN THOUSANDS EXCEPT SHARE DATA)

	Common Shares	Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
BALANCE, December 31, 2003	19,775,821	$40	$82,113	$(16,829)	$(1,302)	$64,022	$—
Change in comprehensive income	—	—	—	—	378	378	378
Preferred stock dividend	—	—	(6,551)	—	—	(6,551)	—
Net income before preferred stock dividends	—	—	—	10,623	—	10,623	10,623

BALANCE, September 30, 2004	19,775,821	$40	$75,562	$(6,206)	$(924)	$68,472	$11,001

The accompanying notes are an integral part of these condensed consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(IN THOUSANDS)

	Nine Months Ended September 30,
	2004	2003
Cash flows from operating activities:
Net income applicable to common stock	$4,072	$2,529
Adjustments to reconcile net income applicable to common stock to net cash provided by operating activities:
Preferred stock dividend	6,551	6,088
Cumulative effect of change in accounting for asset retirement obligations, net	—	476
Depreciation and amortization	14,346	12,857
Amortization of debt financing costs	930	762
Bad debt expense	150	—
Provision for deferred income taxes	6,656	5,574
Gain on sale of property, machinery and equipment	(850)	(1)
(Increase) decrease in the following, net:
Accounts receivable	(6,199)	(9,392)
Prepaid expenses and other current assets	(4,094)	640
Increase (decrease) in the following:
Accrued interest payable	4,408	4,513
Accounts payable and accrued expenses and other long-term liabilities	1,341	(8,232)

Net cash provided by operating activities	27,311	15,814

Cash flows from investing activities:
Purchase of businesses	(804)	(4,634)
Purchases of property, machinery and equipment	(11,534)	(11,134)
Proceeds from sale of property, machinery and equipment	1,764	14,219
Facility construction funded by restricted cash	(8,699)	(2,787)
Decrease in restricted cash for facility construction	8,699	2,787
Increase in other restricted cash accounts	(1,515)	(2,318)
Other	(262)	470

Net cash used in investing activities	(12,351)	(3,397)

Cash flows from financing activities:
Payments of debt	(18,155)	(11,679)
Debt issuance costs	(176)	(774)
Net increase in bank revolver borrowings	3,500	—

Net cash used in financing activities	(14,831)	(12,453)

Net increase (decrease) in cash and cash equivalents	129	(36)
Cash and cash equivalents, beginning of period	206	239

Cash and cash equivalents, end of period	$335	$203

Supplemental Cash Flow Information
Interest paid during the period	$10,510	$9,747
Taxes paid during the period	$385	$190
Non-cash investing and financing activities:
Short-term debt issued for purchase of land	$4,000	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

SYNAGRO TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(1)    Basis of Presentation

General

        The accompanying unaudited, condensed consolidated financial statements have been prepared by Synagro Technologies, Inc. ("Synagro" or the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for the fair presentation of such financial statements for the periods indicated. Certain information relating to the Company's organization and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted in this Form 10-Q pursuant to Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the Securities and Exchange Commission. However, the Company believes that the disclosures herein are adequate to make the information presented not misleading. The results for the nine months ended September 30, 2004, are not necessarily indicative of future operating results. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2003.

        The accounting policies followed by the Company in preparing interim consolidated financial statements are consistent with those described in the "Notes to Consolidated Financial Statements" in the Company's Form 10-K/A for the year ended December 31, 2003.

        Synagro Technologies, Inc., a Delaware corporation, and collectively with its subsidiaries is a national water and wastewater residuals management company serving more than 1,000 municipal and industrial water and wastewater treatment plants with operations in 37 states and the District of Columbia. Synagro offers services that focus on the beneficial reuse of organic nonhazardous residuals resulting from the water and wastewater treatment process. Synagro provides its customers with complete, vertically integrated services and capabilities, including facility operations, facility cleanout services, regulatory compliance, dewatering, collection and transportation, composting, drying and pelletization, product marketing, incineration, alkaline stabilization, and land application.

Accounting Pronouncements

        On January 1, 2003, the Company adopted Statement on Financial Accounting Standards ("SFAS") No. 143, "Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. The Company's asset retirement obligations primarily consist of equipment dismantling and foundation removal at certain facilities and temporary storage facilities. During the first quarter of 2003, the Company recorded a charge related to the cumulative effect of change in accounting for asset retirement obligations, net of tax, totaling approximately $0.5 million (approximately $0.8 million before tax), increased liabilities to approximately $1.6 million, and increased property, machinery and equipment by approximately $0.5 million. There was no impact on the Company's cash flows as a result of adopting SFAS No. 143. The asset retirement obligation, which is included on the condensed consolidated balance sheet in other long-term liabilities including accretion of approximately $0.1 million, was approximately $1.8 million at September 30, 2004.

        In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 123 provides that companies record compensation expense for the estimated fair-value of stock-based compensation, but also allows companies to continue to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plans. Companies must disclose in both annual and interim financial statements the method used to account for stock-based compensation. The Company will continue to apply APB Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation cost has been recognized in the accompanying condensed consolidated financial statements for the Company's stock option plans.

        Had the Company elected to apply SFAS No. 123, the Company's net income and income per diluted share would have approximated the pro forma amounts indicated below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income applicable to common stock, as reported	$2,312	$2,230	$4,072	$2,529
Less: Compensation expense per SFAS No. 123, net of tax	312	373	875	1,106

Pro forma after effect of SFAS No. 123	$2,000	$1,857	$3,197	$1,423

Diluted income per share, as reported	$0.08	$0.08	$0.18	$0.13
Pro forma after effect of SFAS No. 123	$0.07	$0.07	$0.17	$0.07

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model resulting in a weighted average fair value per share of $2.51 and $1.59 for grants made during the nine months ended September 30, 2004 and 2003, respectively. The following assumptions were used for option grants in 2004 and 2003, respectively: expected volatility of 111 percent and 56 percent; risk-free interest rates of 4.33 percent and 3.99 percent; expected lives of up to ten years and no expected dividends to be paid. For the quarters ended September 30, 2004 and 2003, the weighted average fair value per share was $2.11 and $1.76, respectively. The following assumptions were used for option grants during the three months ended September 30, 2004 and 2003: expected volatility of 80 percent and 63.5 percent; risk-free interest rate of 4.24 percent and 4.0 percent; expected lives of up to ten years and no expected dividends to be paid. The compensation expense included in the above pro forma data may not be indicative of amounts to be included in future periods as the fair value of options granted prior to 1995 was not determined and the Company expects future grants.

Use of Estimates

        In preparing financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are the Company's significant estimates and assumptions made in preparation of its financial statements:

          Allowance for Doubtful Accounts—The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation and the likelihood of success in collecting the receivable. Allowance for doubtful accounts was approximately $1.2 million at September 30, 2004 and $1.5 million at December 31, 2003.

          Loss Contracts—The Company evaluates its revenue producing contracts to determine whether the projected revenues of such contracts exceed the direct cost to service such contracts. These evaluations include estimates of the future revenues and expenses. Accruals for loss contracts are adjusted based on these evaluations.

          Property and Equipment/Long-Lived Assets—Property and equipment is reviewed for impairment pursuant to the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The carrying amount of an asset (group) is considered impaired if it exceeds the sum of the Company's estimate of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset (group), excluding interest charges.

          The Company regularly incurs costs to develop potential projects or facilities and procure contracts for the design, permitting, construction and operations of facilities. The Company has recorded $31.4 million in property and long-term assets related to these activities at September 30, 2004, compared to $14.7 million at December 31, 2003. The Company routinely reviews the status of each of these projects to determine if these costs are realizable. If the Company is unsuccessful in obtaining the required permits, government approvals, or fulfilling the contract requirements, these costs will be expensed.

          Goodwill—Goodwill attributable to the Company's reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of future cash flows, future growth rates, costs of capital and estimates of market multiples. As required under current accounting standards, the Company tests for impairment annually at year end unless factors become known that an impairment may have occurred prior to year end. During the nine months ended September 30, 2004, the Company recorded certain adjustments totaling $0.8 million related to earn out payments to former owners.

          Purchase Accounting—The Company estimates the fair value of assets, including property, machinery and equipment and its related useful lives and salvage values, and liabilities when allocating the purchase price of an acquisition.

          Income Taxes—The Company assumes the deductibility of certain costs in its income tax filings and estimates the recovery of deferred income tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets becomes deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from its estimates, the Company may not realize deferred tax assets to the extent it was estimated.

          Legal and Contingency Accruals—The Company estimates and accrues the amount of probable exposure it may have with respect to litigation, claims and assessments. These estimates are based on management's facts and probabilities of the ultimate resolution of the litigation.

          Self-Insurance Reserves—The Company is substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses are estimated and accrued based on known facts, historical trends, industry averages and actuarial assumptions regarding future claims development and claims incurred but not reported.

        Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements.

(2)    Acquisitions

        In May 2003, the Company purchased Aspen Resources, Inc. The purchase of Aspen provides the Company with added expertise in the management of pulp and paper organic residuals. The allocation of the purchase price resulted in approximately $3.4 million of goodwill. The assets acquired and liabilities assumed relating to the acquisition are summarized below (in thousands):

Cash paid, including transaction costs, net of cash acquired	$4,093
Note payable to seller	500
Less: Net assets acquired	(1,182)

Goodwill	$3,411

        The note payable to the former owners is due in equal monthly installments with interest payable at an annual rate of five percent beginning May 2004.

        Results of operations of Aspen are included in the accompanying condensed consolidated statements of operations as of May 7, 2003. Pro forma results of operations, as if Aspen had been acquired as of the beginning of its respective acquisition year, have not been presented as such results are not considered to be materially different from the Company's actual results.

        During the nine months ended September 30, 2004, the Company recorded certain adjustments totaling $0.8 million related to earn out payments to former owners.

(3)    Preferred Stock

Preferred Stock

        The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, which may be issued in one or more series or classes by the Board of Directors of the Company. Each such series or class shall have such powers, preferences, rights and restrictions as determined by resolution of the Board of Directors. Series A Junior Participating Preferred Stock will be issued upon exercise of the Stockholders' Rights described below.

(4)    Redeemable Preferred Stock

Series D Redeemable Preferred Stock

        The Company has authorized 32,000 shares of Series D Preferred Stock, par value $.002 per share. In 2000, the Company issued a total of 25,033.601 shares of the Series D Preferred Stock to GTCR Fund VII, L.P. and its affiliates, which is convertible by the holders into a number of shares of the Company's common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share, provided that in order to prevent dilution, the conversion price may be adjusted. The Series D Preferred Stock is senior to the Company's common stock and any other of its equity securities. The liquidation value of each share of Series D Preferred Stock is $1,000 per share. Dividends on each share of Series D Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at the Company's option. Upon conversion of the Series D Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of the Company's common stock at the conversion price. The Series D Preferred Stock is entitled to one vote per share. Shares of Series D Preferred Stock are subject to mandatory redemption by the Company on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series D Preferred Stock, excluding accrued dividends, were converted at September 30, 2004, they would represent 10,013,441 shares of common stock.

Series E Redeemable Preferred Stock

        The Company has authorized 55,000 shares of Series E Preferred Stock, par value $.002 per share. GTCR Fund VII, L.P. and its affiliates own 37,504.229 shares of Series E Preferred Stock and certain affiliates of The TCW Group, Inc. own 7,254.462 shares. The Series E Preferred Stock is convertible by the holders into a number of shares of the Company's common stock computed by dividing (i) the sum of (a) the number of shares to be converted multiplied by the liquidation value and (b) the amount of accrued and unpaid dividends by (ii) the conversion price then in effect. The initial conversion price is $2.50 per share, provided that in order to prevent dilution, the conversion price may be adjusted. The Series E Preferred Stock is senior to the Company's common stock and any other of its equity securities. The liquidation value of each share of Series E Preferred Stock is $1,000 per share. Dividends on each share of Series E Preferred Stock accrue daily at the rate of eight percent per annum on the aggregate liquidation value and may be paid in cash or accrued, at the Company's option. Upon conversion of the Series E Preferred Stock by the holders, the holders may elect to receive the accrued and unpaid dividends in shares of the Company's common stock at the conversion price. The Series E Preferred Stock is entitled to one vote per share. Shares of Series E Preferred Stock are subject to mandatory redemption by the Company on January 26, 2010, at a price per share equal to the liquidation value plus accrued and unpaid dividends. If the outstanding shares of Series E Preferred Stock, excluding accrued dividends, were converted at September 30, 2004, they would represent 17,903,475 shares of common stock.

        The future issuances of Series D and Series E Preferred Stock may result in noncash beneficial conversions valued in future periods recognized as preferred stock dividends if the market value of the Company's common stock is higher than the conversion price at the date of issuance.

(5)    Stockholders' Rights Plan

        In December 1996, the Company adopted a stockholders' rights plan (the "Rights Plan"). The Rights Plan provides for a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock, to stockholders of record at the close of business on January 10, 1997. The Rights Plan is designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on December 31, 2006.

        Each Right entitles stockholders to buy one one-thousandth of a newly issued share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $10. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning 15 percent or more of the common stock of the Company. However, the Rights will not become exercisable if common stock is acquired pursuant to an offer for all shares which a majority of the Board of Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders. If, following an acquisition of 15 percent or more of the Company's common stock, the Company is acquired by that person or group in a merger or other business combination transaction, each Right would then entitle its holder to purchase common stock of the acquiring company having a value of twice the exercise price. The effect will be to entitle the Company stockholders to buy stock in the acquiring company at 50 percent of its market price.

        The Company may redeem the Rights at $.001 per Right at any time on or prior to the tenth business day following the acquisition of 15 percent or more of its common stock by a person or group or commencement of a tender offer for such 15 percent ownership.

(6)    Short Term Debt

        In August 2004, the Company entered into a $4.0 million short term note with a bank for the purchase of land. The note is repayable in February 2005 and bears interest at LIBOR or prime plus a margin which currently approximates 4.67 percent. The Company plans to use the land as part of the development of a compost facility in Southern California. The total capital required to develop the project is estimated at $30 to $35 million and the facility is expected to generate annual revenues of approximately $12 million upon commencement of operations which is expected in 2006. The Company is currently considering alternatives for the permanent financing of this project, which would include the repayment of the short term note.

(7)    Debt

        Long-term debt obligations consist of the following:

	September 30, 2004	December 31, 2003
	(in thousands)
Senior credit facility—
Revolving line of credit	$3,500	$—
Term loans	28,315	44,274
Subordinated debt	150,000	150,000
Fair value adjustment of subordinated debt as a result of interest rate swaps	(983)	(755)
Notes payable to sellers of acquired businesses	1,371	1,500
Other notes payable	13	20

Total debt	$182,216	$195,039
Less: Current maturities	(889)	(955)

Long-term debt, net of current maturities	$181,327	$194,084

Credit Facility

        On May 8, 2002, the Company entered into a $150 million amended and restated Senior Credit Agreement (the "Senior Credit Agreement") by and among the Company, Bank of America, N.A., and certain other lenders to fund working capital for acquisitions, to refinance existing debt, to provide working capital for operations, to fund capital expenditures and for other general corporate purposes. The Senior Credit Agreement bears interest at LIBOR or prime plus a margin based on a pricing schedule as set out in the Senior Credit Agreement which currently approximates 6.25 percent for the Revolving Loan and 4.72 percent on the Term B loans.

        During May 2003, the Company further amended its Senior Credit Agreement to increase the revolving loan commitment to approximately $95 million.

        The current loan commitments under the Senior Credit Agreement, as amended, are as follows:

  (i)
  Revolving Loan up to $95 million outstanding at any one time;

  (ii)
  Term B Loans (which, once repaid, may not be reborrowed) of $70 million; and

  (iii)
  Letters of Credit up to $50 million as a subset of the Revolving Loan. At September 30, 2004, the Company had approximately $33.5 million of Letters of Credit outstanding.

        The amounts borrowed under the Senior Credit Agreement are subject to repayment as follows:

Period Ending December 31,	Revolving Loan	Term Loans
2002	—	0.25%
2003	—	1.00%
2004	—	1.00%
2005	—	1.00%
2006	—	1.00%
2007	100.00%	1.00%
2008	—	94.75%

	100.00%	100.00%

        The Senior Credit Agreement includes mandatory repayment provisions related to excess cash flows, proceeds from certain asset sales, debt issuances and equity issuances, all as defined in the Senior Credit Agreement. These mandatory repayment provisions may also reduce the available commitment. The Senior Credit Agreement contains standard covenants including compliance with laws, limitations on capital expenditures, restrictions on dividend payments, limitations on mergers and compliance with financial covenants. The Company was in compliance with those covenants as of September 30, 2004. The Senior Credit Agreement is collateralized by substantially all of the Company's assets and those of its subsidiaries and expires on December 31, 2008. As of September 30, 2004, the Company had approximately $58.0 million of unused borrowings under the Senior Credit Agreement, of which approximately $45.8 million is available for borrowing based on the ratio limitations included in the Senior Credit Agreement. On March 9, 2004, the Company amended its Senior Credit Agreement to, among other things, exclude certain charges from its financial covenant calculations, to clarify certain defined terms, to increase the amount of indebtedness permitted under its total leverage ratio, and to reset capital and operating lease limitations.

Senior Subordinated Notes

        In April 2002, the Company issued $150 million aggregate in principal amount of its 9 1/2 percent Senior Subordinated Notes due on April 1, 2009 (the "Notes"). The Notes are unsecured senior indebtedness and are guaranteed by all of the Company's existing and future domestic subsidiaries, other than subsidiaries treated as unrestricted subsidiaries ("the Guarantors"). As of September 30, 2004, all of the Company's wholly owned domestic subsidiaries, other than the subsidiaries formed to own and operate the compost project in Southern California, South Kern Industrial Center, L.L.C. (see Note 6), and the Sacramento dryer project, Synagro Organic Fertilizer Company of Sacramento, Inc. and Sacramento Project Finance, Inc. (see Note 8), were Guarantors of the Notes. Interest on the Notes accrues from April 17, 2002, and is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2002. On or after April 1, 2006, the Company may redeem some or all of the Notes at the redemption prices (expressed as percentages of principal amount) listed below, plus accrued and unpaid interest and liquidated damages, if any, on the

Notes redeemed, to the applicable date of redemption, if redeemed during the 12-month period commencing on April 1 of the years indicated below:

Years	Loan
2006	104.750%
2007	102.375%
2008 and thereafter	100.000%

        At any time prior to April 1, 2005, the Company may redeem up to 35 percent of the original aggregate principal amount of the Notes at a premium of 9 1/2 percent with the net cash of public offerings of equity, provided that at least 65 percent of the original aggregate principal amount of the Notes remains outstanding after the redemption. Upon the occurrence of specified change of control events, unless the Company has exercised its option to redeem all the Notes as described above, each holder will have the right to require the Company to repurchase all or a portion of such holder's Notes at a purchase price in cash equal to 101 percent of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the Notes repurchased, to the applicable date of purchase. The Notes were issued under an indenture, dated as of April 17, 2002, among the Company, the Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the "Indenture"). The Indenture limits the ability of the Company and the restricted subsidiaries to, among other things, incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, incur restrictions on the ability of certain of its subsidiaries to pay dividends or other payments to the Company, enter into transactions with affiliates, and engage in mergers, consolidations and certain sales of assets.

        The Notes and the guarantees of the Guarantors are (i) unsecured; (ii) subordinate in right of payment to all existing and future senior indebtedness (including all borrowings under the new credit facility and surety obligations) of Synagro and the Guarantors; (iii) equal in right of payment to all future and senior subordinated indebtedness of Synagro and the Guarantors; and (iv) senior in right of payment to future subordinated indebtedness of Synagro and the Guarantors.

        The net proceeds from the sale of the Notes was approximately $145 million, and were used to repay and refinance existing indebtedness under the Company's previously existing credit facility and subordinated debt as of April 17, 2002.

Notes Payable to Sellers of Acquired Businesses

        In connection with previous acquisitions, the Company has $1.4 million in notes payable with certain former owners. The notes payable are due over 5 years in installments with interest payable at an annual rate of five percent.

Derivatives and Hedging Activities

        On September 21, 2004, the Company entered into an interest rate swap transaction on $67 million of its 9 1/2 percent Senior Subordinated Notes due 2009 that matures on April 1, 2005. Under the terms of the agreement, the Company pays a fixed rate of 2.62 percent and receives a floating rate based on six month

LIBOR. The mark to market value of this swap was recorded as a reduction in interest expense of $33,000 during the quarter ended September 30, 2004.

        On July 24, 2003, the Company entered into two interest rate swap transactions with two financial institutions to hedge the Company's exposure to changes in the fair value on $85 million of its Notes. The purpose of these transactions was to convert future interest due on $85 million of the Notes to a lower variable rate in an attempt to realize savings on the Company's future interest payments. The terms of the interest rate swap contract and the underlying debt instruments are identical. The Company has designated these swap agreements as fair value hedges. On September 23, 2004, the Company unwound $18 million of these swaps and received a settlement payment of approximately $0.1 million that was deducted from interest expense. Accordingly, the Company currently has $67 million of the original $85 million of interest rate swaps outstanding. The swaps have notional amounts of $50 million and $17 million and mature in April 2009 to mirror the maturity of the Notes. Under the agreements, the Company pays on a semi-annual basis (each April 1 and October 1) a floating rate based on a six-month U.S. dollar LIBOR rate, plus a spread, and receives a fixed-rate interest of 9 1/2 percent. During the three and nine months ended September 30, 2004, the Company recorded interest savings related to these interest rate swaps of $0.1 million and $1.3 million, respectively, which reduced interest expense. The $1.0 million fair value of these derivative instruments is included in other long-term liabilities, as of September 30, 2004. The carrying value of the Notes was decreased by the same amount.

        The 12 percent subordinated debt was repaid on April 17, 2002, with the proceeds from the sale of the Notes. On June 25, 2002, the Company entered into a floating-to-fixed interest rate swap agreement that substantially offsets market value changes in the Company's reverse swap agreement. The liability related to this reverse swap agreement and the floating-to-fixed offset agreement totaling approximately $2.5 million is reflected in other long-term liabilities at September 30, 2004. The gain recognized during the nine months ended September 30, 2004, related to the floating-to-fixed interest rate swap agreement was approximately $32,000, while the loss recognized related to the reverse swap agreement was approximately $67,000. The amount of the ineffectiveness of the reverse swap agreement charged to other expense was approximately $35,000 for the nine months ended September 30, 2004.

        On June 25, 2001, the Company entered into a reverse swap on its 12 percent subordinated debt and used the proceeds from the reverse swap agreement to retire previously outstanding floating-to-fixed interest rate swap agreements (the "Retired Swaps") and option agreements. Accordingly, the balance included in accumulated other comprehensive loss included in stockholders' equity related to the Retired Swaps is being recognized in future periods' income over the remaining term of the original swap agreement. The amount of accumulated other comprehensive income recognized for the three and nine months ended September 30, 2004, was approximately $0.1 million and $0.4 million, respectively.

(8)    Nonrecourse Project Revenue Bonds

	September 30, 2004	December 31, 2003
	(in thousands)
Maryland Energy Financing Administration Limited Obligation Solid Waste Disposal Revenue Bonds, 1996 series—
Revenue bonds due 2001 to 2005 at stated interest rates of 5.4% to 5.85%	$5,280	$5,280
Term revenue bond due 2010 at stated interest rate of 6.30%	16,295	16,295
Term revenue bond due 2016 at stated interest rate of 6.45%	22,360	22,360

	43,935	43,935
California Pollution Control Financing Authority Solid Waste Revenue Bonds—
Series 2002A—Revenue bonds due 2008 to 2024 at stated interest rates of 4.375% to 5.50%, net of discount of $316	19,759	19,741
Series 2002B—Revenue bonds due 2006 at stated interest rate of 4.25%, net of discount of $4	1,197	1,195

	20,956	20,936

Total nonrecourse project revenue bonds	64,891	64,871
Less: Current maturities	(2,570)	(2,570)

Nonrecourse project revenue bonds, net of current maturities	$62,321	$62,301

Amounts recorded in other assets as restricted cash—Debt service fund	$9,203	$7,275

        In 1996, the Maryland Energy Financing Administration (the "Administration") issued nonrecourse tax-exempt project revenue bonds (the "Maryland Project Revenue Bonds") in the aggregate amount of $58.6 million. The Administration loaned the proceeds of the Maryland Project Revenue Bonds to Wheelabrator Water Technologies Baltimore L.L.C., now Synagro's wholly owned subsidiary known as Synagro-Baltimore, L.L.C., pursuant to a June 1996 loan agreement, and the terms of the loan mirror the terms of the Maryland Project Revenue Bonds. The loan financed a portion of the costs of constructing thermal facilities located in Baltimore County, Maryland, at the site of its Back River Wastewater Treatment Plant, and in the City of Baltimore, Maryland, at the site of its Patapsco Wastewater Treatment Plant. The Company assumed all obligations associated with the Maryland Project Revenue Bonds in connection with its acquisition of the Bio Gro division of Waste Management, Inc. ("Bio Gro") in 2000. Maryland Project Revenue Bonds in the aggregate amount of approximately $14.6 million have already been repaid. The remaining Maryland Project Revenue Bonds bear interest at annual rates between 5.75 percent and 6.45 percent and mature on dates between December 1, 2004, and December 1, 2016.

        The Maryland Project Revenue Bonds are primarily collateralized by the pledge of revenues and assets related to the Company's Back River and Patapsco thermal facilities. The underlying service contracts between the Company and the City of Baltimore obligated the Company to design, construct and operate the thermal facilities and obligated the City of Baltimore to deliver biosolids for processing at the thermal facilities. The City of Baltimore makes all payments under the service contracts directly with a trustee for the purpose of paying the Maryland Project Revenue Bonds.

        At the Company's option, it may cause the redemption of the Maryland Project Revenue Bonds at any time on or after December 1, 2006, subject to redemption prices specified in the loan agreement. The Maryland Project Revenue Bonds will be redeemed at any time upon the occurrence of certain extraordinary conditions, as defined in the loan agreement.

        Synagro-Baltimore, L.L.C. guarantees the performance of services under the underlying service agreements with the City of Baltimore. Under the terms of the Bio Gro acquisition purchase agreement, Waste Management, Inc. also guarantees the performance of services under those service agreements. Synagro has agreed to pay Waste Management $0.5 million per year beginning in 2007 until the Maryland Project Revenue Bonds are paid or its guarantee is removed. Neither Synagro-Baltimore, L.L.C. nor Waste Management has guaranteed payment of the Maryland Project Revenue Bonds or the loan funded by the Maryland Project Revenue Bonds.

        The loan agreement, based on the terms of the related indenture, requires that Synagro place certain monies in restricted fund accounts and that those funds be used for various designated purposes (e.g., debt service reserve funds, bond funds, etc.). Monies in these funds will remain restricted until the Maryland Project Revenue Bonds are paid.

        At September 30, 2004, the Maryland Project Revenue Bonds were collateralized by property, machinery and equipment with a net book value of approximately $54.1 million and restricted cash of approximately $8.5 million, of which approximately $7.5 million is in a debt service fund that is established to partially secure certain payments and can be utilized to make the final payment at the Company's request.

Sacramento Project Bonds

        In December 2002, the California Pollution Control Financing Authority (the "Authority") issued nonrecourse revenue bonds in the aggregate amount of $20.9 million (net of original issue discount of $0.4 million). The nonrecourse revenue bonds consist of $19.7 million (net of original issue discount of $0.4 million) Series 2002-A and $1.2 million (net of original issue discount of $9,000) Series 2002-B (collectively, the "Sacramento Bonds"). The Authority loaned the proceeds of the Sacramento Bonds to Sacramento Project Finance, Inc., a wholly owned subsidiary of the Company, pursuant to a loan agreement dated December 1, 2002. The purpose of the loan is to finance the design, permitting, constructing and equipping of a biosolids dewatering and heat drying/pelletizing facility for the Sacramento Regional Sanitation District. The Sacramento Bonds bear interest at annual rates between 4.25 percent and 5.5 percent and mature on dates between December 1, 2006, and December 1, 2024. Currently, the Company is in the construction phase of the project with a start up expected in the fourth quarter of 2004.

        The Sacramento Bonds are primarily collateralized by the pledge of certain revenues and all of the property of Sacramento Project Finance, Inc. The facility will be owned by Sacramento Project Finance, Inc. and leased to Synagro Organic Fertilizer Company of Sacramento, Inc., another wholly owned subsidiary of the Company. Synagro Organic Fertilizer Company of Sacramento, Inc. will be obligated under a lease agreement dated December 1, 2002, to pay base rent to Sacramento Project Finance, Inc. in an amount exceeding the debt service of the Sacramento Bonds. The facility will be located on property owned by the Sacramento Regional County Sanitation District ("Sanitation District"). The Sanitation District will provide the principal source of revenues to Synagro Organic Fertilizer Company of Sacramento, Inc. through a service fee under a contract that has been executed.

        At the Company's option, it may cause the early redemption of some Sacramento Bonds subject to redemption prices specified in the loan agreement.

        The loan agreement requires that Sacramento Project Finance, Inc. place certain monies in restricted accounts and that those funds be used for designated purposes (e.g., operation and maintenance expense account, reserve requirement accounts, etc.). Monies in these funds will remain restricted until the Sacramento Bonds are paid.

        At September 30, 2004, the Sacramento Bonds are partially collateralized by restricted cash of approximately $5.2 million, of which approximately $1.7 million is in a debt service fund that is established to secure certain payments and can be utilized to make the final payment at the Company's request, and the remainder is reserved for construction costs expected to be incurred after notice to proceed is received. The Company is not a guarantor of the Sacramento Bonds or the loan funded by the Sacramento Bonds.

        The Maryland Project Revenue Bonds and the Sacramento Bonds are excluded from the financial covenant calculations required by the Company's Senior Credit Agreement.

(9)    Commitments and Contingencies

Litigation

        The Company's business activities are subject to environmental regulation under federal, state and local laws and regulations. In the ordinary course of conducting its business activities, the Company becomes involved in judicial and administrative proceedings involving governmental authorities at the federal, state and local levels. The Company believes that these matters will not have a material adverse effect on its business, financial condition, results of operations and cash flows. However, the outcome of any particular proceeding cannot be predicted with certainty. The Company is required under various regulations to procure licenses and permits to conduct its operations. These licenses and permits are subject to periodic renewal without which its operations could be adversely affected. There can be no assurance that any changes in regulatory requirements will not have a materially adverse effect on the Company's financial condition, results of operations or cash flows.

Reliance Insurance

        For the 24 months ended October 31, 2000 (the "Reliance Coverage Period"), the Company insured certain risks, including automobile, general liability, and worker's compensation, with Reliance National Indemnity Company ("Reliance") through policies totaling $26 million in annual coverage. On May 29, 2001, the Commonwealth Court of Pennsylvania entered an order appointing the Pennsylvania Insurance Commissioner as Rehabilitator and directing the Rehabilitator to take immediate possession of Reliance's assets and business. On June 11, 2001, Reliance's ultimate parent, Reliance Group Holdings, Inc., filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. On October 3, 2001, the Pennsylvania Insurance Commissioner removed Reliance from rehabilitation and placed it into liquidation.

        Claims have been asserted and/or brought against the Company and its affiliates related to alleged acts or omissions occurring during the Reliance Coverage Period. It is possible, depending on the outcome of possible claims made with various state insurance guaranty funds, that the Company will have no, or insufficient, insurance funds available to pay any potential losses. There are uncertainties relating to the Company's ultimate liability, if any, for damages arising during the Reliance Coverage Period, the availability of the insurance coverage, and possible recovery for state insurance guaranty funds.

        In June 2002, the Company settled one such claim that was pending in Jackson County, Texas. The full amount of the settlement was paid by insurance proceeds; however, as part of the settlement, the Company agreed to reimburse the Texas Property and Casualty Insurance Guaranty Association an amount ranging from $0.6 to $2.5 million depending on future circumstances. The Company believes accruals of approximately $1.0 million as of September 30, 2004, are adequate to provide for its exposures to the Texas Property and Casualty Insurance Guaranty Association for costs associated with the settlement of this case and for unpaid insurance claims and other costs for which coverage may not be available due to the pending liquidation of Reliance. The final resolution of these exposures could be substantially different from the amount recorded.

Design and Build Contract Risk

        The Company participates in design and build construction operations, usually as a general contractor. Virtually all design and construction work is performed by unaffiliated subcontractors. As a consequence, the Company is dependent upon the continued availability of and satisfactory performance by these subcontractors for the design and construction of its facilities. There is no assurance that there will be sufficient availability of and satisfactory performance by these unaffiliated subcontractors. In addition, inadequate subcontractor resources and unsatisfactory performance by these subcontractors could have a material adverse effect on the Company's business, financial condition, results of operation and cash flows. Further, as the general contractor, the Company is legally responsible for the performance of its contracts and, if such contracts are under-performed or nonperformed by its subcontractors, the Company could be financially responsible. Although the Company's contracts with its subcontractors typically provide for indemnification if its subcontractors do not satisfactorily perform their obligations under the contract, there can be no assurance that such indemnification would cover the Company's financial losses in attempting to fulfill the contractual obligations.

Other

        There are various other lawsuits and claims pending against the Company that have arisen in the normal course of business and relate mainly to matters of environmental, personal injury and property damage. The outcome of these matters is not presently determinable but, in the opinion of the Company's management, the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

Self-insurance

        The Company is substantially self-insured for worker's compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles the Company absorbs under its insurance arrangements for these risks. Losses are estimated and accrued based upon known facts, historical trends, industry averages, and actuarial assumptions regarding future claims development and claims incurred but not reported.

(10)    Earnings (Loss) Per Common Share

        Basic earnings per share (EPS) is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding for the period. For periods in which the Company has reported either an extraordinary item or a cumulative effect of an accounting change, the Company uses income from continuing operations as the "control number" in determining whether potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations has been used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts. Diluted EPS is computed by dividing net income before preferred stock dividends by the total of the weighted average number of common shares outstanding for the period, the weighted average number of shares of common stock that would be issued assuming conversion of the Company's preferred stock, and other common stock equivalents for options and warrants outstanding determined using the treasury stock method.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	(in thousands except share data)
Net income applicable to common stock:
Net income before cumulative effect of change in accounting for asset retirement obligations and preferred stock dividends	$4,549	$4,314	$10,623	$9,093
Cumulative effect of change in accounting for asset retirement obligations, net of tax benefit of $292	—	—	—	476

Net income before preferred stock dividends	4,549	4,314	10,623	8,617
Preferred stock dividends	2,237	2,084	6,551	6,088

Net income applicable to common stock	$2,312	$2,230	$4,072	$2,529

Earnings per share:
Basic
Earnings per share before cumulative effect of change in accounting for asset retirement obligations	$0.12	$0.11	$0.21	$0.15
Cumulative effect of change in accounting for asset retirement obligations	—	—	—	(0.02)

Net income per share	$0.12	$0.11	$0.21	$0.13

Weighted average shares outstanding for basic earnings per share calculation	19,775,821	19,775,821	19,775,821	19,775,821
Diluted
Earnings per share before preferred stock dividends and cumulative effect of change in accounting for asset retirement obligations	$0.08	$0.08	$0.18	$0.15
Cumulative effect of change in accounting for asset retirement obligations	—	—	—	(0.02)

Net income per share	$0.08	$0.08	$0.18	$0.13

Weighted average shares:
Weighted average shares outstanding for basic earnings per share calculation	19,775,821	19,775,821	19,775,821	19,775,821
Effect of dilutive stock options	515,777	52,954	478,547	—
Effect of convertible preferred stock under the "if converted" method	38,741,956	35,755,808	37,982,012	—

Weighted average shares outstanding for diluted earnings per share	59,033,554	55,584,583	58,236,380	19,775,821

        Basic and diluted EPS are the same for the nine months ended September 30, 2003 because diluted earnings per share was less dilutive than basic earnings per share ("antidilutive"). Accordingly, 35,149,761 shares representing common stock equivalents (related to convertible preferred stock and stock options) have been excluded from the diluted EPS calculations for the nine months ended September 30, 2003.

(11) Condensed Consolidating Financial Statements

        As discussed in Note 8, as of September 30, 2004, all of the Company's wholly owned domestic subsidiaries, except the subsidiaries formed to own and operate the compost project in southern California, South Kern Industrial Center, L.L.C. (see Note 6), and the Sacramento biosolids processing facility, Synagro Organic Fertilizer Company of Sacramento, Inc. and Sacramento Project Finance, Inc. (see Note 8) (collectively the "Non-Guarantor Subsidiaries"), are Guarantors of the Notes. Each of the Guarantors is 100 percent owned by the parent company and the guarantees are unconditional and joint and several. Additionally, the Company is not a Guarantor for the debt of the Non-Guarantor Subsidiaries. Accordingly, the following condensed consolidating balance sheets as of September 30, 2004, and December 31, 2003, have been provided. The parent company has no independent assets or operations. In addition, the Non-Guarantor Subsidiaries had no operations and cash flows from December 31, 2003, through September 30, 2004, because the construction of the related facilities is still in progress, and operations have not commenced. Accordingly, no condensed consolidating statements of operations or cash flows have been provided.

CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF SEPTEMBER 30, 2004
(DOLLARS IN THOUSANDS)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$14	$48	$273	$—	$335
Restricted cash	—	999	—	—	999
Accounts receivable, net	—	65,628	—	—	65,628
Note receivable, current portion	—	604	—	—	604
Prepaid expenses and other current assets	—	16,823	—	—	16,823

Total current assets	14	84,102	273	—	84,389
Property, machinery & equipment, net	—	205,083	20,682	—	225,765
Other Assets:
Goodwill	—	171,855	—	—	171,855
Investments in subsidiaries	81,553	—	—	(81,553)	—
Restricted cash—construction fund	—	—	3,483	—	3,483
Restricted cash—debt service fund	—	7,489	1,714	—	9,203
Other, net	5,869	5,218	3,025	—	14,112

Total assets	$87,436	$473,747	$29,177	$(81,553)	$508,807

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short term debt	$—	$—	$4,000	$—	$4,000
Current maturities of long-term debt	286	603	—	—	889
Current maturities of nonrecourse project revenue bonds	—	2,570	—	—	2,570
Current maturities of capital lease obligations	—	3,002	—	—	3,002
Accrued interest payable	8,229	—	402	—	8,631
Accounts payable and accrued expenses	—	47,264	1,368	—	48,632

Total current liabilities	8,515	53,439	5,770	—	67,724
Long-Term Debt:
Long-term debt obligations, net	180,546	781	—	—	181,327
Nonrecourse project revenue bonds, net	—	41,365	20,956	—	62,321
Intercompany	(265,461)	265,461	—	—	—
Capital lease obligations, net	—	11,602	—	—	11,602

Total long-term debt	(84,915)	319,209	20,956	—	255,250
Other long-term liabilities	2,514	21,997	—	—	24,511

Total liabilities	(73,886)	394,645	26,726	—	347,485
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	92,850	—	—	—	92,850
Stockholders' Equity:
Capital	75,602	36,638	2,451	(39,089)	75,602
Accumulated deficit	(6,206)	42,464	—	(42,464)	(6,206)
Accumulated other comprehensive loss	(924)	—	—	—	(924)

Total stockholders' equity	68,472	79,102	2,451	(81,553)	68,472

Total liabilities and stockholders' equity	$87,436	$473,747	$29,177	$(81,553)	$508,807

CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$91	$64	$51	$—	$206
Restricted cash	—	1,410	—	—	1,410
Accounts receivable, net	—	59,581	—	—	59,581
Note receivable, current portion	—	342	—	—	342
Prepaid expenses and other current assets	—	10,840	—	—	10,840

Total current assets	91	72,237	51	—	72,379
Property, machinery & equipment, net	—	207,833	5,864	—	213,697
Other Assets:
Goodwill	—	171,051	—	—	171,051
Investments in subsidiaries	75,199	—	—	(75,199)	—
Restricted cash—construction fund	—	—	12,184	—	12,184
Restricted cash—debt service fund	—	5,561	1,714	—	7,275
Other, net	6,217	4,902	2,972	—	14,091

Total assets	$81,507	$461,584	$22,785	$(75,199)	$490,677

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$955	$—	$—	$—	$955
Current maturities of nonrecourse project revenue bonds	—	2,570	—	—	2,570
Current maturities of capital lease obligations	—	2,678	—	—	2,678
Accrued interest payable	4,222	—	—	—	4,222
Accounts payable and accrued expenses	—	40,873	564	—	41,437

Total current liabilities	5,177	46,121	564	—	51,862
Long-Term Debt:
Long-term debt obligations, net	194,084	—	—	—	194,084
Nonrecourse project revenue bonds, net	—	41,365	20,936	—	62,301
Intercompany	(271,655)	271,655	—	—	—
Capital lease obligations, net	—	12,748	—	—	12,748

Total long-term debt	(77,571)	325,768	20,936	—	269,133
Other long-term liabilities	3,580	15,781	—	—	19,361

Total liabilities	(68,814)	387,670	21,500	—	340,356
Commitments and Contingencies
Redeemable Preferred Stock, 69,792.29 shares issued and outstanding, redeemable at $1,000 per share	86,299	—	—	—	86,299
Stockholders' Equity:
Capital	82,153	37,804	1,285	(39,089)	82,153
Accumulated deficit	(16,829)	36,110	—	(36,110)	(16,829)
Accumulated other comprehensive loss	(1,302)	—	—	—	(1,302)

Total stockholders' equity	64,022	73,914	1,285	(75,199)	64,022

Total liabilities and stockholders' equity	$81,507	$461,584	$22,785	$(75,199)	$490,677

(12) Lease Transactions

      During 2003 and 2004, the Company entered into various capital lease transactions to purchase transportation and operating equipment. The capital leases have lease terms of three to six years with interest rates from 5.0 percent to 7.18 percent. The net book value of the equipment related to these capital leases totaled approximately $15.8 million as of September 30, 2004.

        During 2003 and 2004, the Company entered into operating lease transactions to use transportation and operating equipment. The operating leases have terms of two to eight years. Additionally, the Company has guaranteed a maximum lease risk amount to the lessor of one of the operating leases. The fair value of this guaranty is approximately $0.2 million as of September 30, 2004 and is included in current liabilities.

                      Shares

Synagro Technologies, Inc.

Common Stock

PROSPECTUS
                  ,2005

Banc of America Securities LLC
Lehman Brothers
CIBC World Markets

        You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Synagro Technologies, Inc. in connection with the offer and sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee		$20,598
NASD filing fee		18,000
Nasdaq listing fee		*
Transfer Agent's Fee		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

Item 14.  Indemnification of Directors and Officers

        General Corporation Law of the State of Delaware.    The General Corporation Law of the State of Delaware ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. The registrant's certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends and stock repurchases); or for transactions from which the director derived improper personal benefit.

        The registrant's certificate of incorporation provides that the registrant must indemnify its directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our by laws, agreement, vote of stockholders or disinterested directors or otherwise.

        The registrant maintains insurance to protect itself and its directors and officers against any such expense, liability or loss, whether or not it would have the power to indemnify them against such expense, liability or loss under applicable law.

Item 15.  Recent Sales of Unregistered Securities

        9 1/2% Senior Subordinated Notes due 2009.    On April 17, 2002, we issued and sold $150,000,000 in aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2009 to Lehman Brothers Inc. and Banc of America Securities LLC pursuant to the exemption from SEC registration provided under Section 4(2) of the Securities Act. In connection with the transaction, we entered into a registration rights agreement with the initial purchasers of the 9 1/2% Senior Subordinated Notes in which we agreed to complete an exchange offer for such notes. Pursuant to the registration rights agreement with the initial purchasers of the notes, we completed an exchange offer of the unregistered notes and guarantees for 9 1/2% Senior Subordinated Notes and related guarantees that were registered under the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules

(a)
Exhibits.

        Reference is made to the attached Exhibit Index, which is incorporated by reference herein.

(b)
Financial Statement Schedules

        None.

Item 17.  Undertakings

        The undersigned registrant hereby undertakes that

        1.     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        2.     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 27, 2005.

SYNAGRO TECHNOLOGIES, INC.
By:	/s/ ROBERT C. BOUCHER
Name:	Robert C. Boucher
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert C. Boucher, J. Paul Withrow and Alvin L. Thomas II and each of them his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Synagro Technologies, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * * *

        Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on January 27, 2005.

Signature	Title

/s/ ROSS M. PATTEN Ross M. Patten	Chairman of the Board
/s/ ROBERT C. BOUCHER Robert C. Boucher	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ J. PAUL WITHROW J. Paul Withrow	Chief Financial Officer, Senior Executive Vice President and Director (Principal Financial and Accounting Officer)
/s/ GENE MEREDITH Gene Meredith	Director
/s/ KENNETH CH'UAN-K'AI LEUNG Kenneth Ch'uan-k'ai Leung	Director
/s/ ALFRED TYLER, 2ND Alfred Tyler, 2nd	Director
/s/ DAVID A. DONNINI David A. Donnini	Director
/s/ VINCENT J. HEMMER Vincent J. Hemmer	Director
/s/ GEORGE E. SPERZEL George E. Sperzel	Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.1*	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of Synagro Technologies, Inc. (Incorporated by reference to the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-1, dated October 25, 1996).
3.2	Amended and Restated Bylaws of Synagro Technologies, Inc. (Incorporated by reference to the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-1, dated October 25, 1996).
4.1	Form of stock certificate for common stock (Incorporated by reference to the Company's Registration Statement on Form S-1, dated August 19, 1995).
5.1*	Opinion of Kirkland & Ellis LLP.
10.1	Form of Indemnification Agreement (Incorporated by reference to Appendix F to the Company's Proxy Statement on Schedule 14A for Annual Meeting of Stockholders, dated May 9, 1996).
10.2	Amended and Restated 1993 Stock Option Plan dated August 5, 1996 (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-64999), dated September 30, 1998).
10.3	Stock Purchase Agreement dated March 31, 2000, by and between Synagro Technologies, Inc. and Compost America Holding Company, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated June 30, 2000).
10.4	Earn Out Agreement dated June 15, 2000, by and among Synagro Technologies, Inc. and Compost America Holding Company, Inc. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, dated June 30, 2000).
10.5	Purchase Agreement dated January 27, 2000, by and between Synagro Technologies, Inc. and GTCR Fund VII, L.P. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.6	Professional Services Agreement, dated January 27, 2000, by and between Synagro Technologies, Inc. and GTCR Fund VII, L.P. (Incorporated by reference to Exhibit 2.7 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.7	Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., and TCW Leveraged Income Trust IV, L.P. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.8	Stock Purchase Agreement dated April 28, 2000, by and among Synagro Technologies, Inc., Resco Holdings, Inc., Waste Management Holdings, Inc., and Waste Management, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated August 28, 2000).
10.9	Amended and Restated Monitoring Agreement dated August 14, 2000, by and between Synagro Technologies, Inc., GTCR Golder Rauner, L.L.C., and TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., and TCW Leveraged Income Trust IV, L.P. (Incorporated by reference to Exhibit 2.12 to the Company's Current Report on Form 8-K, dated August 28, 2000).
10.10	Employment Agreement dated February 19, 1999, by and between Synagro Technologies, Inc. and Ross M. Patten (Incorporated by reference to Exhibit 10.20 to the Company's Current Report on Form 10-K/A, dated April 30, 2001); Agreement Concerning Employment Rights dated January 27, 2000, by and between Synagro Technologies, Inc. and Ross M. Patten (Incorporated by reference to Exhibit 2.8 to the Company's Current Report on Form 8-K, dated February 17,2000).

10.11	Employment Agreement dated February 19, 1999, by and between Synagro Technologies, Inc. and Mark A. Rome (Incorporated by reference to Exhibit 10.21 to the Company's Current Report on Form 10-K/A, dated April 30, 2001); Agreement Concerning Employment Rights dated January 27, 2000, by and between Synagro Technologies, Inc. and Mark A. Rome (Incorporated by reference to Exhibit 2.9 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.12	Employment Agreement dated February 19, 1999, by and between Synagro Technologies, Inc. and Alvin L. Thomas II (Incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 10-K/A, dated April 30, 2001); Agreement Concerning Employment Rights dated January 27, 2000, by and between Synagro Technologies, Inc. and Alvin L. Thomas, II (Incorporated by reference to Exhibit 2.10 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.13	Employment Agreement dated May 10, 1999, by and between Synagro Technologies, Inc. and J. Paul Withrow (Incorporated by reference to Exhibit 2.11 to the Company's Current Report on Form 8-K, dated February 17, 2000); Agreement Concerning Employment Rights dated January 27, 2000, by and between Synagro Technologies, Inc. and J. Paul Withrow (Incorporated by reference to Exhibit 2.12 to the Company's Current Report on Form 8-K, dated February 17, 2000).
10.14	Amendment No. 2 to Agreement Concerning Employment Rights dated March 1, 2001, by and between Synagro Technologies, Inc. and Ross M. Patten (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.15	Amendment No. 2 to Agreement Concerning Employment Rights dated March 1, 2001, by and between Synagro Technologies, Inc. and Mark A. Rome (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.16	Amendment No. 2 to Agreement Concerning Employment Rights dated March 1, 2001, by and between Synagro Technologies, Inc. and Alvin L. Thomas, II (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.17	Amendment No. 2 to Agreement Concerning Employment Rights dated March 1, 2001, by and between Synagro Technologies, Inc. and J. Paul Withrow (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.18	2000 Stock Option Plan dated October 31, 2000 (Incorporated by reference to Exhibit A to the Company's Proxy Statement on Schedule 14A for Annual Meeting of Stockholders, dated September 28, 2000).
10.19	Employment Agreement dated March 1, 2002, by and between Synagro Technologies, Inc. and Robert Boucher (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.20	Amendment No. 1 to Employment Agreement dated effective February 1, 2002, by and between Synagro Technologies, Inc. and Randall S. Tuttle (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.21	Third Amended and Restated Credit Agreement dated May 8, 2002, among Synagro Technologies, Inc., various financial institutions, and Bank of America, N.A. (Incorporated by reference to the Company's Form 10-Q for the period ended March 31, 2002).
10.22	Amendment No. 3 to Employment Agreement dated effective December 30, 2003, by and between Synagro Technologies, Inc. and Ross M. Patten. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
10.23	General Release dated effective December 30, 2003, executed and delivered by Ross M. Patten in favor of Synagro Technologies, Inc. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
21.1	Subsidiaries of Synagro Technologies, Inc. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).

23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature pages hereto).

*
To be filed by amendment.

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TABLE OF CONTENTS
MARKET AND INDUSTRY DATA
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL DATA
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
SYNAGRO TECHNOLOGIES, INC. Index to Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX